
13000569

HUNTSMAN

Enriching lives through innovation

2012 ANNUAL REPORT

BUILDING MOMENTUM

HUNTSMAN

Enriching lives through innovation

Huntsman operates 5 distinct business divisions. Our chemical products are sold worldwide to meet essential needs of consumers and manufacturers serving a broad range of end markets. We operate more than 75 manufacturing and R&D facilities in 30 countries and employ approximately 12,000 associates. We hold global leadership positions in many product categories and believe our business will grow at rates in excess of GDP growth.

Revenues by Division



43% Polyurethanes
27% Performance Products
12% Pigments
11% Advanced Materials
7% Textile Effects

Adjusted EBITDA by Division



49% Polyurethanes
23% Performance Products
23% Pigments
6% Advanced Materials
-1% Textile Effects

Adjusted EBITDA **improved**

62%

to $772 million compared to the prior year

Adjusted EBITDA margins **improved** to

12%

in 2012



POLYURETHANES

We manufacture and market polyurethane chemicals used to produce foams, adhesives, coatings, sealants and elastomers. We operate 3 world scale MDI production facilities in the U.S., the Netherlands and China and 17 downstream formulation facilities, which are strategically located close to our more than 3,500 customers in over 90 countries.



PERFORMANCE PRODUCTS

We manufacture and market more than 2,000 products primarily based on amines, surfactants, carbonates and maleic anhydride for a growing number of niche industrial end-uses. We operate 19 production facilities worldwide and license a range of chemical manufacturing technologies globally.

OUR DIVISIONS

2012 ANNUAL REPORT

Sales volumes **improved**
7%
compared to the prior year

Adjusted EBITDA **improved**
66%
or by $42 million compared to the prior year

Adjusted EBITDA of
$362M
in 2012



ADVANCED MATERIALS

We manufacture and market advanced epoxy, acrylic and polyurethane-based polymer products in our 14 formulating and synthesis facilities located in 10 countries around the world. Our capabilities in high-performance adhesives and composites serve over 3,000 customers worldwide with innovative, tailor-made solutions.



TEXTILE EFFECTS

We manufacture and market high quality dyes and chemicals for the textile and related industries. Our market driven innovative, eco-friendly products are produced in our 15 formulations and synthesis facilities located in 13 countries around the world. Our know-how and capabilities in sustainable technologies support our 3,000 customers globally towards their economic and environmental sustainability programs.



PIGMENTS

We manufacture and market titanium dioxide pigments that primarily deliver, whiteness, brightness and opacity to thousands of everyday items including; paints, polymers, paper, inks, food and personal care products. Our specialized pigments can also increase longevity, reduce energy and improve solar reflectance of colors.

FINANCIAL HIGHLIGHTS

2012 ANNUAL REPORT

Adjusted EBITDA[1]

($ in millions)


$1,396
$1,214
$1,200
$875
900
600
$545
300
0
'09
'10
'11
'12

In millions	2012	2011	2010
		Year Ended December 31,	
Revenues	$ 11,187	$ 11,221	$ 9,250
Gross profit	$ 2,034	$ 1,840	$ 1,461
Interest expense, net	$ 226	$ 249	$ 229
Net income	$ 373	$ 254	$ 32
Adjusted net income[1]	$ 542	$ 408	$ 200
Adjusted EBITDA[1]	$ 1,396	$ 1,214	$ 875
Capital expenditures[2]	$ 412	$ 327	$ 202

	2012	2011	2010
		December 31,	
Total assets	$ 8,884	$ 8,657	$ 8,714
Net debt[3]	$ 3,306	$ 3,380	$ 3,173

(1) For a reconciliation see pages 9-10 of the Financials section
(2) Net of reimbursements of $3 million and $34 million in 2011 and 2010, respectively
(3) Net debt calculated as Total debt excluding affiliates less cash

A LETTER TO OUR STOCKHOLDERS

2012 ANNUAL REPORT

Dear Fellow Stockholder,

2012 was a remarkable year for our company. Our adjusted EBITDA for the second year in a row was more than it has ever been with our current group of businesses. In the last three years it more than doubled to $1.4 billion in 2012.

We continue to manage our cost structure and assure that our operations are located in regions that best serve our customers and supply chains. As part of this business realignment, we will be reducing our operating costs and improving the profitability of our business by approximately $220 million when completed in the middle of 2014. The majority of these savings will be accomplished by the end of 2013.

As we continue to build a more efficient business, we will continue to invest in our future. In 2013, we will invest approximately $450 million in new capacities, technology, product and process research and greater reliability. This is a level of spending that we have not seen since the recession of 2008. Part of this will be to continue to expand our North American manufacturing base to take advantage of competitive natural gas prices.

Over $100 million of our planned capital expenditures will be invested in the continuous improvement of our safety and environmental performance. This past year was a record year for our safety and environmental achievements as a company and we intend to continue to build on this performance.

Our business is well positioned globally. Approximately 40% of our revenue now comes from fast growing emerging markets such as China, the ASEAN region, India and Latin America.

We spent $358 million in 2012 reducing our outstanding debt, approximately $250 million of which were pre-payments. Our board of directors and our management team are firmly committed to further reducing our debt.

2012 was a year of record earnings and operating achievements for our business. Yet, as I look at the growth that we are seeing around the world in the coming years, and the new applications and capacities that this company is bringing to the marketplace, I feel that we are in a unique position to continue to increase shareholder value.



PETER R. HUNTSMAN
President and Chief Executive Officer

February 15, 2013



MESSAGE FROM THE EXECUTIVE CHAIRMAN

2012 ANNUAL REPORT

Special Note to Stockholders

During our 2012 Investor Day meeting, I suggested that this year (2012) would produce our best financial results to date. It not only proved to be an accurate forecast, but in fact, given our current composite of products, it was our finest overall performance in our 42 year history.

We exceeded our previous year's adjusted EBITDA by 15% to achieve a new record of $1.4 billion, given our current make-up of business divisions. Our common stock increased over 60% in value, and dividends paid to shareholders reached approximately $100 million. Moreover, the company expanded dramatically in Asia, Brazil, the Middle East and virtually every other part of the globe.

Strong cash flows were maintained, which provided ample liquidity for our balance sheet. This permitted our Board of Directors to increase our first quarter 2013 dividend rate by 25% over previous quarters. I am very proud of our Board of Directors, particularly the independent members of the Board who of course comprise the majority of those serving. They are seasoned professionals in the areas of academia, industry, science, global politics and expertise regarding the law and judicial jurisprudence. Each has distinguished himself or herself in their respective areas of national and international prominence. It should be noted that the members of the Board of Directors, together with our superb management team, own or control approximately 20% of our common stock, thus aligning our interests economically with those of our shareholders. Our management team is the best in the chemical business. They are veterans of many years of dealing with cyclical chemical aberrations and are astute in their handling of this most challenging area of global uncertainty.

The board and our management team are focused in a laser-like manner to improve the financial strength and expansion of our businesses globally while reducing our outstanding debt wherever possible. Our primary and pre-eminent concern will always center around the improvement of shareholder value, and we will continuously explore avenues that will lead us to the highest return possible for those who invest in Huntsman Corporation.

Most sincerely,



JON M. HUNTSMAN
Executive Chairman and Founder

February 15, 2013



BOARD OF DIRECTORS

2012 ANNUAL REPORT

Board Committees:
(1) Audit
(2) Compensation
(3) Litigation
(4) Nominating and Corporate Governance



JON M. HUNTSMAN [3]
Executive Chairman and Director



NOLAN D. ARCHIBALD [2]
Vice Chairman of the Board, Chairman of the Compensation Committee and Lead Independent Director
Former Chairman, President and Chief Executive Officer of The Black & Decker Corporation



DR. PATRICK T. HARKER [1][4]
Chairman of the Nominating and Corporate Governance Committee and Director
Director of the Federal Reserve Bank of Philadelphia,
President of the University of Delaware



SIR ROBERT J. MARGETTS
Director
Former Vice Chairman of the Main Board of ICI



DR. MARY C. BECKERLE [4]
Director
Chief Executive Officer and Director of the Huntsman Cancer Institute



JON M. HUNTSMAN, JR.
Director
Former U.S. Ambassador to China and Singapore,
Former Governor of the State of Utah



WAYNE A. REAUD [2][3]
Chairman of the Litigation Committee and Director
Trial Lawyer and Founder of Reaud, Morgan & Quinn



M. ANTHONY BURNS [1][4]
Chairman of the Audit Committee and Director
Former President, Chief Executive Officer and Chairman of Ryder Systems, Inc.



PETER R. HUNTSMAN [3]
President, Chief Executive Officer and Director



ALVIN V. SHOEMAKER [1][2]
Director
Former Chairman of First Boston, Inc.

SENIOR MANAGEMENT

2012 ANNUAL REPORT



PETER R. HUNTSMAN
President, Chief Executive Officer and Director
29 years industry experience



PAUL G. HULME
Division President, Textile Effects
28 years industry experience



J. KIMO ESPLIN
Executive Vice President and Chief Financial Officer
19 years industry experience



JAMES H. HUNTSMAN
Division President, Advanced Materials
23 years industry experience



JAMES R. MOORE
Executive Vice President, General Counsel and Secretary
43 years industry experience



STEWART A. MONTEITH
Division President, Performance Products
32 years industry experience



ANTHONY P. HANKINS
Chief Executive Officer, Asia Pacific and Division President, Polyurethanes
33 years industry experience



SIMON TURNER
Division President, Pigments
27 years industry experience

HUNTSMAN

Enriching lives through innovation

2012 FINANCIALS

BUILDING MOMENTUM

Financial Table of Contents

DEFINITIONS

Each capitalized term used without definition in this report has the meaning specified in the Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on February 12, 2013.

SELECTED FINANCIAL DATA

The selected historical financial data set forth below presents our historical financial data as of and for the dates and periods indicated. You should read the selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and accompanying notes.

	Year ended December 31,				
	2012	2011	2010	2009	2008
	(in millions except per share amounts)				
Statements of Operations Data:					
Revenues	$11,187	$11,221	$9,250	$7,665	$10,056
Gross profit	2,034	1,840	1,461	1,078	1,280
Restructuring, impairment and plant closing costs	92	167	29	88	31
Operating income	845	606	410	13	197
(Expenses) income associated with the Terminated Merger and related litigation(a)	—	—	(4)	835	780
Income (loss) from continuing operations	378	251	(9)	125	512
(Loss) income from discontinued operations, net of tax(b)	(7)	(1)	42	(19)	84
Extraordinary gain (loss) on the acquisition of a business, net of tax of nil(c)	2	4	(1)	6	14
Net income	373	254	32	112	610
Net income attributable to Huntsman Corporation	363	247	27	114	609
Basic income (loss) per common share:					
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	$ 1.55	$ 1.03	$(0.06)	$ 0.54	$ 2.20
(Loss) income from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax(b)	(0.03)	—	0.17	(0.08)	0.36
Extraordinary gain on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax(c)	0.01	0.01	—	0.03	0.06
Net income attributable to Huntsman Corporation common stockholders	$ 1.53	$ 1.04	$ 0.11	$ 0.49	$ 2.62
Diluted income (loss) per common share:					
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	$ 1.53	$ 1.01	$(0.06)	$ 0.53	$ 2.18
(Loss) income from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax(b)	(0.03)	—	0.17	(0.08)	0.36
Extraordinary gain on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax(c)	0.01	0.01	—	0.03	0.06
Net income attributable to Huntsman Corporation common stockholders	$ 1.51	$ 1.02	$ 0.11	$ 0.48	$ 2.60

	Year ended December 31,				
	2012	2011	2010	2009	2008
	(in millions except per share amounts)				
Other Data:					
Depreciation and amortization	$ 432	$ 439	$ 405	$ 442	$ 398
Capital expenditures	412	330	236	189	418
Dividends per share	0.40	0.40	0.40	0.40	0.40
Balance Sheet Data (at period end):					
Total assets	$ 8,884	$ 8,657	$8,714	$8,626	$ 8,058
Total debt	3,706	3,946	4,150	4,217	3,888
Total liabilities	6,988	6,881	6,864	6,761	6,426

(a) For information regarding (expenses) income associated with our terminated merger with a subsidiary of Hexion (now Momentive) (the "Terminated Merger" or the "Hexion Merger") and the related litigation, see "Note 24. Expenses Associated with the Terminated Merger and Related Litigation" to our consolidated financial statements.

(b) (Loss) income from discontinued operations represents the operating results, fire insurance settlement gains and loss on disposal of our former Australian styrenics business, our former U.S. base chemicals business, our former North American polymers business, our former European base chemicals and polymers business and our former TDI business. The U.S. base chemicals business was sold on November 5, 2007, the North American polymers business was sold on August 1, 2007, the European base chemicals and polymers business was sold on December 29, 2006 and the TDI business was sold on July 6, 2005. See "Note 25. Discontinued Operations" to our consolidated financial statements.

(c) The extraordinary gain (loss) on the acquisition of a business relates to the June 30, 2006 acquisition of our textile effects business. See "Note 3. Business Combinations and Dispositions—Textile Effects Acquisition" to our consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a global manufacturer of differentiated organic chemical products and of inorganic chemical products. Our products comprise a broad range of chemicals and formulations, which we market globally to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, personal care and hygiene, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining, synthetic fiber, textile chemicals and dye industries. We are a leading global producer in many of our key product lines, including MDI, amines, surfactants, epoxy-based polymer formulations, textile chemicals, dyes, maleic anhydride and titanium dioxide. Our administrative, research and development and manufacturing operations are primarily conducted at the facilities located in 30 countries. We employed approximately 12,000 associates worldwide at December 31, 2012.

We operate in five segments: Polyurethanes, Performance Products, Advanced Materials, Textile Effects and Pigments. Our Polyurethanes, Performance Products, Advanced Materials and Textile Effects segments produce differentiated organic chemical products and our Pigments segment produces inorganic chemical products. In a series of transactions beginning in 2006, we have sold or shutdown substantially all of our former Australian styrenics operations and our North American polymers and base chemicals operations. We report the results from these businesses as discontinued operations. See "Note 25. Discontinued Operations" to our consolidated financial statements.

Growth in our Polyurethanes and Advanced Materials segments has been driven by the continued substitution of our products for other materials across a broad range of applications, as well as by the level of global economic activity. Historically, demand for many of these products has grown at rates in excess of GDP growth. In Polyurethanes, this growth, driven largely by Asia, has in recent years resulted in improved demand and higher industry capacity utilization rates for many of our key products, including MDI.

In our Performance Products segment, demand for our performance specialties has generally continued to grow at rates in excess of GDP as overall demand is significantly influenced by new product and application development. Demand for most of our performance intermediates has grown in line with GDP growth. Over time, demand for maleic anhydride has generally grown at rates that slightly exceed GDP growth. However, given its dependence on the UPR market, which is influenced by construction end markets, maleic anhydride demand can be cyclical.

Demand in our Textile Effects segment is driven primarily by consumer activity. Consumer spending for goods incorporating our Textile Effects products is impacted significantly by a wide range of economic factors, including personal incomes, housing and energy prices and other highly volatile factors. Accordingly, demand for our Textile Effects products has been volatile and appears likely to remain volatile.

Historically, demand for titanium dioxide pigments has grown at rates approximately equal to global GDP growth. Pigment prices have historically reflected industry-wide operating rates but have typically lagged behind movements in these rates by up to twelve months due to the effects of product stocking and destocking by customers and producers, contract arrangements and seasonality. The industry experiences some seasonality in its sales because sales of paints, the largest end use for titanium dioxide, generally peak during the spring and summer months in the northern hemisphere. This results in greater sales volumes in the second and third quarters of the year. During 2012, we have benefited from certain ore supply contracts in our pigments segment that effectively supplied approximately 50% of our ore requirements at prices close to 2011 market levels, which are significantly below current market prices. A majority of these contracts expired at the end of 2012, with the resulting benefits reflected through most of the first quarter of 2013.

For further information regarding sales price and demand trends, see "Results of Operations—Segment Analysis—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011" and the tables captioned "Year ended December 31, 2012 vs. 2011, Period-Over-Period Increase (Decrease)" and "Fourth Quarter 2012 vs. Third Quarter 2012, Period-Over-Period Increase (Decrease)" below.

OUTLOOK

We experienced strong growth in our Polyurethanes segment, particularly in our MDI business, and anticipate favorable market conditions in the future. While the factors we describe below are subject to general economic conditions, we expect our Pigments segment to continue going through a business cycle with improvements beginning in the second half of 2013. We anticipate that the future benefits from our ongoing restructuring and cost cutting efforts will result in a lower cost structure and more competitive business when complete in the middle of 2014.

The following summarizes trends and key considerations that could impact future performance of our operating segments:

Polyurethanes:

- Improving MDI demand
- Restructuring benefit

- Continued strong demand for MTBE
- 2013 EBITDA similar to 2012

Performance Products:

- U.S. Gulf Coast raw material cost advantage
- Further recovery in amines margins
- Planned periodic maintenance in the first quarter of 2013
- 2013 EBITDA similar to 2012

Advanced Materials:

- Restructuring benefit
- 2013 EBITDA better than 2012

Textile Effects:

- Reorganization and restructuring benefit
- 2013 EBITDA positive

Pigments:

- Favorable ilmenite raw material advantage versus traditional chloride ores
- Improving contribution margins in the second half of 2013
- Near term contribution margin pressure
- 2013 EBITDA less than 2012

We expect to spend approximately $450 million in 2013 on capital expenditures, net of reimbursements, for growth initiatives and maintenance.

We expect our full year 2013 adjusted effective tax rate to be approximately 35% primarily due to the effect of the tax valuation allowances and expected regional mix of income. We believe our long-term effective income tax rate will be approximately 30% to 35%.

RECENT DEVELOPMENTS

PO/MTBE Joint Venture in China

On November 13, 2012, we entered into an agreement to form a joint venture with Sinopec ("Nanjing Jinling"). The joint venture will involve the construction and operation of a PO/MTBE facility in China. Under the joint venture agreement, we will have a 49% interest in the joint venture and Sinopec will hold a 51% interest. Our equity investment is anticipated to be approximately $120 million, and we expect to receive significant license fees from the joint venture. The timing of equity contributions and license fee payments depends on various factors, but the majority are intended to be made over the course of the construction period of the plant (expected to be completed by the end of 2014).

RESULTS OF OPERATIONS

The following table sets forth the consolidated results of operations for the years ended December 31, 2012, 2011 and 2010 (dollars in millions):

	Year ended December 31,			Percent Change	
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Revenues	$11,187	$11,221	$9,250	—	21%
Cost of goods sold	9,153	9,381	7,789	(2)%	20%
Gross profit	2,034	1,840	1,461	11%	26%
Operating expenses	1,097	1,067	1,022	3%	4%
Restructuring, impairment and plant closing costs	92	167	29	(45)%	476%
Operating income	845	606	410	39%	48%
Interest expense, net	(226)	(249)	(229)	(9)%	9%
Equity in income of investment in unconsolidated affiliates	7	8	24	(13)%	(67)%
Loss on early extinguishment of debt	(80)	(7)	(183)	NM	(96)%
Expenses associated with the Terminated Merger and related litigation	—	—	(4)	—	NM
Other income	1	2	2	(50)%	—
Income from continuing operations before income taxes	547	360	20	52%	NM
Income tax expense	(169)	(109)	(29)	55%	276%
Income (loss) from continuing operations	378	251	(9)	51%	NM
(Loss) income from discontinued operations, net of tax	(7)	(1)	42	600%	NM
Extraordinary gain (loss) on the acquisition of a business, net of tax of nil	2	4	(1)	(50)%	NM
Net income	373	254	32	47%	694%
Net income attributable to noncontrolling interests	(10)	(7)	(5)	43%	40%
Net income attributable to Huntsman Corporation	363	247	27	47%	815%
Interest expense, net	226	249	229	(9)%	9%
Income tax expense from continuing operations	169	109	29	55%	276%
Income tax (benefit) expense from discontinued operations	(3)	(5)	10	(40)%	NM
Depreciation and amortization	432	439	405	(2)%	8%
EBITDA(1)	$ 1,187	$ 1,039	$ 700	14%	48%
Net income per share:					
Basic	$ 1.53	$ 1.04	$ 0.11	47%	845%
Diluted	1.51	1.02	0.11	48%	827%
Net cash provided by (used in) operating activities	774	365	(58)	112%	NM
Net cash used in investing activities	(471)	(280)	(182)	68%	54%
Net cash used in financing activities	(473)	(490)	(543)	(3)%	(10)%
Other non-GAAP measures:					
Adjusted EBITDA(1)	$ 1,396	$ 1,214	$ 875	15%	39%
Adjusted net income(2)	542	408	200	33%	104%
Adjusted income per share(2):					
Basic	2.28	1.72	0.85	33%	102%
Diluted	2.25	1.69	0.83	33%	104%
Capital expenditures, net of reimbursements(3)	412	327	202	26%	62%

NM—Not meaningful

(1) EBITDA is defined as net income attributable to Huntsman Corporation before interest, income taxes, depreciation and amortization. We believe that EBITDA supplements an investor's understanding of our

financial performance. However, EBITDA should not be considered in isolation or viewed as a substitute for net income attributable to Huntsman Corporation or other measures of performance as defined by GAAP. Moreover, EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the method of calculation. Our management uses EBITDA to assess financial performance by reviewing EBITDA as a general indicator of economic performance compared with prior periods. Because EBITDA excludes interest, income taxes, depreciation and amortization, EBITDA provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or effective tax rates, or levels of depreciation and amortization. Accordingly, our management believes this type of measurement is useful for comparing general operating performance from period to period and making certain related management decisions. EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. Nevertheless, our management recognizes that there are material limitations associated with the use of EBITDA in the evaluation of our Company as compared to net income attributable to Huntsman Corporation which reflects overall financial performance, including the effects of interest, income taxes, depreciation and amortization. EBITDA excludes interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes interest expense has material limitations. EBITDA also excludes taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations. Finally, EBITDA excludes depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore, any measure that excludes depreciation and amortization expense has material limitations. Our management compensates for the limitations of using EBITDA by using it to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than GAAP results alone. Our management also uses other metrics to evaluate capital structure, tax planning and capital investment decisions. For example, our management uses credit ratings and net debt ratios to evaluate capital structure, effective tax rate by jurisdiction to evaluate tax planning, and payback period and internal rate of return to evaluate capital investments. Our management also uses trade working capital to evaluate its investment in accounts receivable and inventory, net of accounts payable.

Adjusted EBITDA is computed by eliminating the following from EBITDA: loss on early extinguishment of debt; certain legal settlements and related expenses; EBITDA from discontinued operations; acquisition expenses; expenses associated with the Terminated Merger and related litigation; gain on disposition of businesses/assets; extraordinary (gain) loss on the acquisition of a business; loss (gain) on initial consolidation of subsidiaries; and restructuring, impairment and plant closing and transition costs (credits).

Adjusted EBITDA is presented solely as a supplemental disclosure to EBITDA and reported GAAP measures because we believe that it is indicative of our operating performance and is frequently used as a valuation measure of chemical companies. Our management also uses adjusted EBITDA to evaluate the core operating performance of our segments and business.

In addition to the limitations of EBITDA noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods for the following reasons: certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to current operating results or trends; and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

Adjusted EBITDA should not be construed as an alternative to net income applicable to Huntsman Corporation as an indicator of performance, or as any other measure determined in accordance with GAAP.

We believe that net income attributable to Huntsman Corporation is the performance measure calculated and presented in accordance with GAAP that is most directly comparable to EBITDA and adjusted EBITDA.

The following table sets forth certain items of (income) expense included in EBITDA (in millions):

	Year ended December 31,			
	2012	2011	2010	2009
Net income attributable to Huntsman Corporation	$ 363	$ 247	$ 27	$ 114
Interest expense, net	226	249	229	238
Income tax expense	169	109	29	444
Depreciation and amortization	427	439	404	440
Income taxes, depreciation and amortization in discontinued operations	2	(5)	11	(78)
EBITDA	1,187	1,039	700	1,158
Loss on accounts receivable securitization program	—	—	—	23
Certain legal settlements and related expense	11	46	8	—
Loss on early extinguishment of debt	80	7	183	21
Loss (gain) on initial consolidation of subsidiaries	4	(12)	—	—
Restructuring, impairment and plant closing and transition costs	109	167	29	88
Expenses (income) associated with the Terminated Merger and related litigation	—	—	4	(835)
Acquisition expenses	5	5	3	—
Gain on disposition of businesses/assets	(3)	(40)	—	(1)
EBITDA from discontinued operations	5	6	(53)	97
Extraordinary (gain) loss on the acquisition of a business	(2)	(4)	1	(6)
Adjusted EBITDA	$1,396	$1,214	$875	$ 545

(2) Adjusted net income is computed by eliminating the after-tax amounts related to the following from net income applicable to Huntsman Corporation: (a) loss on early extinguishment of debt; (b) certain legal settlements and related expenses; (c) discount amortization on settlement financing; (d) loss (income) from discontinued operations; (e) acquisition expenses; (f) expenses associated with the Terminated Merger and related litigation; (g) gain on disposition of businesses/assets; (h) extraordinary (gain) loss on the acquisition of a business; (i) loss (gain) on initial consolidation of subsidiaries; and (j) restructuring, impairment and plant closing and transition costs. The income tax impacts of each adjusting item is calculated using the statutory rates in the applicable taxing jurisdiction and considering valuation allowances on deferred tax assets in each jurisdiction. We do not adjust for changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. Basic adjusted income per share excludes dilution and is computed by dividing adjusted net income by the weighted average number of shares outstanding during the period. Diluted net income per share reflects all potential dilutive common shares outstanding during the period and is computed by dividing adjusted net income by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Adjusted net income and adjusted income per share amounts are presented solely as supplemental disclosures to net income applicable to Huntsman Corporation and income per share because we believe that these measures are indicative of our operating performance. Adjusted net income and adjusted income per share exclude items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods for the following reasons: certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to current operating results or trends; and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

The following table sets forth certain items of (income) expense included in adjusted net income (in millions):

	Year ended December 31,		
	2012	2011	2010
Net income attributable to Huntsman Corporation	$ 363	$ 247	$ 27
Loss on early extinguishment of debt, net of tax of $(29), $(3) and $(22) in 2012, 2011 and 2010, respectively	51	4	161
Certain legal settlements and related expenses, net of tax of $(4), $(17) and $(3) in 2012, 2011 and 2010, respectively	7	29	5
Discount amortization on settlement financing, net of tax of $(11), $(10) and $(10) in 2012, 2011 and 2010, respectively	20	18	16
Loss (income) from discontinued operations, net of tax of (3), $(5) and $10 in 2012, 2011 and 2010, respectively	7	1	(42)
Acquisition expenses, net of tax of $(1) in 2012, 2011 and 2010, each	4	4	2
Expenses associated with the Terminated Merger and related litigation, net of tax of nil, nil and $(1) in 2012, 2011 and 2010, respectively	—	—	3
Gain on disposition of businesses/assets, net of tax of nil, $3 and nil in 2012, 2011 and 2010, respectively	(3)	(37)	—
Extraordinary (gain) loss on the acquisition of a business, net of tax of nil for 2012, 2011 and 2010, each	(2)	(4)	1
Loss (gain) on initial consolidation of subsidiaries, net of tax of nil, $2 and nil in 2012, 2011 and 2010, respectively	4	(10)	—
Restructuring, impairment and plant closing and transition costs, net of tax of $(18), $(11) and $(2) in 2012, 2011 and 2010, respectively	91	156	27
Adjusted net income	$ 542	$ 408	$ 200
Weighted average shares-diluted	240.6	241.7	241.0

(3) Capital expenditures, net of reimbursements, represent cash paid for capital expenditures less reimbursements of capital expenditures from insurance settlements, other legal settlements and contributions from noncontrolling shareholders in consolidated entities. During 2012, 2011 and 2010, capital expenditures of $412 million, $330 million and $236 million, respectively, were reimbursed in part by nil, $3 million and $34 million, respectively, from insurance settlement proceeds or other legal settlements.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

For the year ended December 31, 2012, net income attributable to Huntsman Corporation was $363 million on revenues of $11,187 million, compared with net income attributable to Huntsman Corporation of $247 million on revenues of $11,221 million for 2011. The increase of $116 million in net income attributable to Huntsman Corporation was the result of the following items:

- Revenues for 2012 decreased by $34 million, or less than one percent, as compared with 2011. The decrease was due principally to lower average selling prices in our Performance Products and Advanced Materials segments and lower sales volumes in our Performance Products and Pigments segments, offset by higher average selling prices in our Polyurethanes and Pigments segments and higher sales volumes in our Polyurethanes, Advanced Materials and Textile Effects segments. See "—Segment Analysis" below.

- Our gross profit for 2012 increased by $194 million, or 11%, as compared with 2011. The increase resulted from higher gross margins in our Polyurethanes and Textile Effects segments, offset in part by lower margins in our other segments. See "—Segment Analysis" below.

- Our operating expenses for 2012 increased by $30 million, or 3%, as compared with 2011. Increases in operating expenses in 2012 were primarily due to a $4 million loss recognized in 2012 in connection with the Russian Systems House Acquisition, a $34 million gain recognized in 2011 on the sale of our Stereolithography resin and Digitalis® machine manufacturing businesses and a $12 million gain on the consolidation of our Sasol-Huntsman joint venture recognized in 2011, offset in part by decreases in operating expenses primarily due to the impact of translating foreign currency amounts to the U.S. dollar and a $35 million decrease in costs related to legal claims in 2012.
- Restructuring, impairment and plant closing costs for 2012 decreased to $92 million from $167 million in 2011. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.
- Our net interest expense for 2012 decreased by $23 million, or 9%, as compared with 2011. The decrease is due principally to lower average debt balances.
- Our loss on early extinguishment of debt for 2012 increased to $80 million from $7 million in 2011 as a result of higher net repayments of indebtedness in 2012 as compared to 2011. In 2012, we recorded a loss on early extinguishment of debt of $78 million primarily from the repurchase of a portion of our 5.50% senior notes due 2016 ("2016 Senior Notes"). For more information, see "Note 14. Debt—Direct and Subsidiary Debt—Redemption of Notes and Loss on Early Extinguishment of Debt" to our consolidated financial statements.
- Our income tax expense increased by $60 million to an expense of $169 million for 2012 as compared with an expense of $109 million for 2011. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Our increase in tax expense was due primarily to higher pre-tax earnings. For more information concerning income taxes, see "Note 18. Income Taxes" to our consolidated financial statements.
- Our loss from discontinued operations for 2012 increased to $7 million from $1 million in 2011. For more information, see "Note 25. Discontinued Operations" to our consolidated financial statements.

Segment Analysis

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	Year ended December 31, 2012	Year ended December 31, 2011	Percent Change Favorable (Unfavorable)
Revenues			
Polyurethanes	$ 4,894	$ 4,434	10%
Performance Products	3,065	3,301	(7)%
Advanced Materials	1,325	1,372	(3)%
Textile Effects	752	737	2%
Pigments	1,436	1,642	(13)%
Eliminations	(285)	(265)	(8)%
Total	$11,187	$11,221	—
Segment EBITDA			
Polyurethanes	$ 726	$ 469	55%
Performance Products	360	385	(6)%
Advanced Materials	54	125	(57)%
Textile Effects	(49)	(199)	75%
Pigments	352	501	(30)%
Corporate and other	(251)	(236)	(6)%
Subtotal	1,192	1,045	14%
Discontinued Operations	(5)	(6)	17%
Total	$ 1,187	$ 1,039	14%

	Year ended December 31, 2012 vs. 2011			
	Average Selling Price(1)			
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(1)
Period-Over-Period Increase (Decrease)				
Polyurethanes	4%	(2)%	—	8%
Performance Products	(3)%	(3)%	2%	(3)%
Advanced Materials	(6)%	(4)%	—	7%
Textile Effects	—	(4)%	(1)%	7%
Pigments	14%	(5)%	—	(22)%
Total Company	2%	(3)%	1%	—

	Fourth Quarter 2012 vs. Third Quarter 2012			
	Average Selling Price(1)			
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(1)
Period-Over-Period Increase (Decrease)				
Polyurethanes	(2)%	1%	(2)%	(1)%
Performance Products	2%	1%	1%	(8)%
Advanced Materials	1%	2%	1%	(9)%
Textile Effects	(3)%	1%	3%	3%
Pigments	(10)%	1%	1%	(2)%
Total Company	(2)%	1%	—	(3)%

(1) Excludes revenues and sales volumes primarily from tolling arrangements and the sale of byproducts and raw materials.

NM—Not Meaningful

Polyurethanes

The increase in revenues in our Polyurethanes segment for 2012 compared to 2011 was due to higher sales volumes and higher average selling prices, partially offset by the strength of the U.S. dollar against the euro. MDI sales volumes increased as a result of improved demand in all regions and across most major markets. PO/MTBE sales volumes increased due to strong demand. MDI average selling prices increased in all regions, partially offset by the strength of the U.S. dollar against the euro. PO/MTBE average selling prices increased primarily due to favorable market conditions. The increase in segment EBITDA was primarily due to higher margins and higher sales volumes, partially offset by higher restructuring, impairment and plant closing costs. During 2012 and 2011, our Polyurethanes segment recorded restructuring, impairment and plant closing costs of $38 million and nil, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Performance Products

The decrease in revenues in our Performance Products segment for 2012 compared to 2011 was primarily due to lower average selling prices and lower sales volumes. Average selling prices decreased across almost all businesses primarily in response to lower raw material costs and the strength of the U.S. dollar against major international currencies. Sales volumes decreased primarily due to a shift to tolling arrangements. The decrease in segment EBITDA was primarily due to lower sales volumes and higher operating expenses. In addition, in 2011 we recorded a gain of $12 million in connection with the consolidation of our Sasol-Huntsman joint venture.

Advanced Materials

The decrease in revenues in our Advanced Materials segment for 2012 compared to 2011 was primarily due to lower average selling prices, partially offset by higher sales volumes. Average selling prices decreased in all regions and across most markets in response to competitive market pressure, lower raw material costs in most regions and the strength of the U.S. dollar against major international currencies. Sales volumes increased across most regions, primarily due to stronger global demand in our base resins business, while sales volumes in the Asia-Pacific region decreased due to lower demand in the wind energy, electrical engineering and electronics markets. The decrease in segment EBITDA was primarily due to higher restructuring and impairment costs and lower margins due in part to the change in sales mix from increased base resin sales volumes, partially offset by lower selling, general and administrative costs as a result of recent restructuring efforts. During 2012 and 2011, our Advanced Materials segment recorded restructuring, impairment and plant closing costs of $38 million and $20 million, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Textile Effects

The increase in revenues in our Textile Effects segment for 2012 compared to 2011 was primarily due to higher sales volumes, partially offset by the strength of the U.S. dollar against major international currencies. Sales volumes increased due to increased market share in key markets. The increase in segment EBITDA was primarily due to lower restructuring, impairment and plant closing and transition costs and lower manufacturing and selling, general and administrative costs as a result of recent restructuring efforts, partially offset by lower margins. During 2012 and 2011, our Textile Effects segment recorded restructuring, impairment and plant closing costs of $9 million and $135 million, respectively, and expenses for the transition of production from Basel, Switzerland to a tolling facility of $17 million and nil, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Pigments

The decrease in revenues in our Pigments segment for 2012 compared to 2011 was due to lower sales volumes, partially offset by higher average selling prices. Sales volumes decreased primarily due to lower global demand. Average selling prices increased in all regions of the world primarily in response to higher raw material costs, partially offset by the strength of the U.S. dollar against major international currencies. The decrease in segment EBITDA was primarily due to lower margins and lower sales volumes. During 2012 and 2011, our Pigments segment recorded restructuring, impairment and plant closing costs of $4 million and $10 million, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Corporate and other

Corporate and other includes unallocated corporate overhead, unallocated foreign exchange gains and losses, last-in first-out ("LIFO") inventory valuation reserve adjustments, loss on early extinguishment of debt, unallocated restructuring, impairment and plant closing costs, nonoperating income and expense, benzene sales and gains and losses on the disposition of corporate assets. For 2012, EBITDA from Corporate and other decreased by $15 million to a loss of $251 million from a loss of $236 million for 2011. The decrease in EBITDA from Corporate and other was primarily the result of an increase in loss on early extinguishment of debt of $73 million ($80 million of loss in 2012 compared to $7 million of loss in 2011). For more information regarding the loss on early extinguishment of debt, see "Note 14. Debt—Direct and Subsidiary Debt—Redemption of Notes and Loss on Early Extinguishment of Debt" to our consolidated financial statements. The decrease was also due to higher incentive compensation costs of $19 million and a decrease in unallocated foreign exchange gains of $9 million ($2 million gain in 2012 compared to $11 million gain in 2011). The decrease in EBITDA was partially offset by a decrease in legal settlements of $39 million ($1 million in 2012 compared to $40 million in 2011), an increase in LIFO inventory valuation income of $35 million ($14 million of income in 2012 compared to $21 million of expense in 2011) and an increase of $15 million in income from benzene sales ($10 million of income in 2012 compared to $5 million of loss in 2011).

Discontinued Operations

The operating results of our former polymers, base chemicals and Australian styrenics businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded from revenues for all periods presented. The EBITDA of these former businesses are included in discontinued operations for all periods presented. The loss from discontinued operations represents the operating results, legal costs, restructuring, impairment and plant closing costs and gain (loss) on disposal with respect to our former businesses. The decrease in loss from discontinued operations, net of tax, resulted primarily from higher legal costs in 2011. See "Note 25. Discontinued Operations" to our consolidated financial statements.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

For year ended December 31, 2011, the net income attributable to Huntsman Corporation was $247 million on revenues of $11,221 million, compared with net income attributable to Huntsman Corporation of $27 million on revenues of $9,250 million for 2010. The increase of $220 million in net income attributable to Huntsman Corporation was the result of the following items:

- Revenues for 2011 increased by $1,971 million, or 21%, as compared with 2010. The increase was due principally to higher average selling prices in all of our segments and higher sales volumes in all of our segments except Advanced Materials, Textile Effects and Pigments. See "—Segment Analysis" below.
- Our gross profit for 2011 increased by $379 million, or 26%, as compared with 2010. The increase resulted from higher gross margins in all of our segments except Advanced Materials and Textile Effects. See "—Segment Analysis" below.
- Our operating expenses for 2011 increased by $45 million, or 4%, as compared with 2010. Operating expenses increased by $50 million in 2011 due to the impact of translating foreign currency amounts to the U.S. dollar and by $46 million due to higher expenses related to legal settlements, partially offset by a $12 million gain recorded upon consolidation of our Sasol-Huntsman joint venture and a $34 million gain recorded on the sale of our stereolithography resin and Digitalis® machine manufacturing businesses. For more information on legal settlements, see "Note 19. Commitments and Contingencies—Legal Matters" to our consolidated financial statements. For more information on the consolidation of our Sasol-Huntsman joint venture, see "Note 7. Variable Interest Entities" to our consolidated financial statements. For more information on the sale of our stereolithography resin and Digitalis® machine manufacturing businesses, see "Note 3. Business Combinations and Dispositions" to our consolidated financial statements.
- Restructuring, impairment and plant closing costs for 2011 increased to $167 million from $29 million in 2010. For more information, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.
- Our net interest expense for 2011 increased by $20 million, or 9%, as compared with 2010. In 2010, we benefited from a $12 million reduction in interest expense related to the ineffective portion of a cross currency swap, and interest expense in 2011 is also higher due to the consolidation of our Sasol-Huntsman and Arabian Amines Company joint ventures. For more information, see "Note 7. Variable Interest Entities" to our consolidated financial statements.
- Equity in income of investment in unconsolidated affiliates for 2011 decreased to $8 million from $24 million in 2010. During 2010, we recorded a nonrecurring $18 million credit to equity income of investment in unconsolidated affiliates to appropriately reflect our investment in Sasol-Huntsman. For more information, see "Note 6. Investment in Unconsolidated Affiliates" to our consolidated financial statements.

- Our loss on early extinguishment of debt for 2011 decreased to $7 million from $183 million in 2010 as a result of higher net repayments of indebtedness in 2010 as compared to 2011. In 2010, we recorded a loss on early extinguishment of debt from the repurchase of our 7% convertible notes due 2018 (Huntsman Corporation only) for $146 million. For more information see "Note 14. Debt" to our consolidated financial statements.
- Expenses associated with the Terminated Merger and related litigation for 2010 consisted primarily of $3 million of bonuses paid to certain members of the Board of Directors, upon the recommendation of an independent committee of the Board of Directors, for their efforts in connection with the litigation with Hexion and Apollo following the Terminated Merger.
- Our income tax expense increased by $80 million to an expense of $109 million for 2011 as compared with an expense of $29 million for 2010. Our tax obligations are affected by the mix of income and losses in the tax jurisdictions in which we operate. Other than pre-tax earnings, our income tax expense for 2011 as compared with 2010 was primarily impacted by the following: 2011 tax benefits associated with the net release of valuation allowances of $22 million as compared to 2010 releases of valuation allowances of $20 million; 2011 tax benefits of $1 million compared to the 2010 tax benefits of $4 million related to recognizing a tax benefit for operating losses in certain jurisdictions with valuation allowances and current other comprehensive income. For more information, see "Note 18. Income Taxes" to our consolidated financial statements.
- Loss from discontinued operations, net of tax, for 2011 was $1 million compared to income from discontinued operations of $42 million in 2010. The decrease in income from discontinued operations resulted principally from a $110 million pretax gain recognized in the second quarter of 2010 in connection with the final settlement of our insurance claims related to the 2006 fire at our former Port Arthur, Texas plant, offset in part by related income taxes, legal and other costs. For more information, see "Note 25. Discontinued Operations" to our consolidated financial statements.
- During 2010, we recorded an extraordinary loss on the acquisition of a business, net of tax, of $1 million resulting from the settlement of contingent purchase price consideration related to our 2006 acquisition of Ciba's textile effects business (the "Textile Effects Acquisition"), offset in part by the reimbursement by Ciba of certain costs pursuant to the acquisition agreements. The extraordinary gain in 2011 relates primarily to reimbursement by Ciba of certain costs pursuant to the acquisition agreements. For more information, see "Note 3. Business Combinations and Dispositions—Textile Effects Acquisition" to our consolidated financial statements.

Segment Analysis

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

	Year ended December 31,		Percent Change Favorable (Unfavorable)
	2011	2010	
Revenues			
Polyurethanes	$ 4,434	$3,605	23%
Performance Products	3,301	2,659	24%
Advanced Materials	1,372	1,244	10%
Textile Effects	737	787	(6)%
Pigments	1,642	1,213	35%
Eliminations	(265)	(258)	(3)%
Total	$11,221	$9,250	21%
Segment EBITDA			
Polyurethanes	$ 469	$ 319	47%
Performance Products	385	363	6%
Advanced Materials	125	143	(13)%
Textile Effects	(199)	1	NM
Pigments	501	205	144%
Corporate and other	(236)	(384)	39%
Subtotal	1,045	647	62%
Discontinued Operations	(6)	53	NM
Total	$ 1,039	$ 700	48%

	Year ended December 31, 2011 vs. 2010			
	Average Selling Price(1)			
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(1)
Period-Over-Period Increase (Decrease)				
Polyurethanes	16%	2%	(3)%	8%
Performance Products	20%	2%	(1)%	3%
Advanced Materials	7%	3%	—	—
Textile Effects	—	3%	—	(9)%
Pigments	34%	4%	(1)%	(2)%
Total Company	16%	3%	3%	5%

(1) Excludes revenues and sales volumes primarily from tolling arrangements and the sale of byproducts and raw materials.

NM—Not Meaningful

Polyurethanes

The increase in revenues in our Polyurethanes segment for 2011 compared to 2010 was primarily due to higher average selling prices and higher sales volumes. MDI average selling prices increased primarily in response to higher raw material costs, improved demand and the strength of major European currencies against the U.S. dollar. PO/MTBE average selling prices increased primarily in response to higher raw material costs and industry supply constraints in the first half of 2011. MDI sales volumes increased primarily in response to improved demand in the insulation, automotive and composite wood panels sectors. PO/MTBE sales volumes increased compared to 2010 primarily due to a planned maintenance outage at our Port Neches, Texas facility during 2010. The increase in segment EBITDA was primarily due to higher sales volumes and margins, partially offset by higher manufacturing and selling, general and administrative costs. Segment EBITDA in 2010 was also negatively impacted by an estimated $40 million as a result of the planned maintenance outage at our Port Neches, Texas facility.

Performance Products

The increase in revenues in our Performance Products segment for 2011 compared to 2010 was primarily due to higher average selling prices and higher sales volumes. Average selling prices increased across all product groups principally in response to higher raw material costs and the strength of major European currencies against the U.S. dollar. Sales volumes increased mainly due to higher demand for ethyleneamines and EG, offset by lower sales of other amines and European surfactants. In addition, sales volumes increased as a result of our consolidation of the Sasol-Huntsman joint venture and our acquisition of the chemical business of Laffans Petrochemicals Limited (the "Laffans Acquisition"), both in April 2011. The increase in segment EBITDA was primarily due to higher sales volumes and higher margins as selling prices increased faster than raw material prices, partially offset by increased fixed costs. In addition, in 2011, we recorded a gain of $12 million in connection with the consolidation of the Sasol-Huntsman joint venture, and in 2010, we recorded a nonrecurring $18 million credit to appropriately reflect our investment in the Sasol-Huntsman joint venture.

Advanced Materials

The increase in revenues in our Advanced Materials segment for 2011 compared to 2010 was primarily due to higher average selling prices partially offset by lower sales volumes. Average selling prices increased in all regions and across the entire product portfolio in response to higher raw material costs and the strength of major European currencies against the U.S. dollar. Sales volumes decreased in the Asia-Pacific region, primarily as a result of lower demand in the wind energy market, as well as in Europe and the Americas, while sales volumes increased in India. The decrease in segment EBITDA was primarily due to lower margins, the impact of stronger major European currencies against the U.S. dollar, higher manufacturing and selling, general and administrative costs and higher restructuring, impairment and plant closing costs. During 2011 and 2010, our Advanced Materials segment recorded restructuring, impairment and plant closing charges (credits) of $20 million and $(2) million, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Textile Effects

The decrease in revenues in our Textile Effects segment for 2011 compared to 2010 was due to lower sales volumes, partially offset by higher average selling prices. Sales volumes decreased due to weak retail demand and customer manufacturing constraints. Average selling prices increased primarily from the strength of major international currencies against the U.S. dollar. The decrease in segment EBITDA was primarily due to higher restructuring, impairment and plant closing costs, lower sales volumes and the negative foreign currency impact of a stronger Swiss franc against the U.S. dollar on our manufacturing and selling, general and administrative costs. During 2011 and 2010, our Textile Effects segment recorded restructuring, impairment and plant closing charges of $135 and $15 million, respectively. For more information concerning restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Pigments

The increase in revenues in our Pigments segment for 2011 compared to 2010 was due to higher average selling prices partially offset by lower sales volumes. Average selling prices increased in all regions of the world driven principally by higher raw materials costs and stronger overall market demand during the first half of 2011. Sales volumes decreased primarily due to decreased global demand in the last quarter of 2011, particularly in the Asia-Pacific, Africa, Middle East and Latin America regions. The increase in segment EBITDA was primarily due to higher margins, partially offset by higher manufacturing and selling, general and administrative costs.

Corporate and other

Corporate and other includes unallocated corporate overhead, unallocated foreign exchange gains and losses, LIFO inventory valuation reserve adjustments, loss on early extinguishment of debt, unallocated restructuring, impairment and plant closing costs and nonoperating income and expense. For 2011, EBITDA from Corporate and other increased by $148 million to a loss of $236 million from a loss of $384 million for 2010. The increase in EBITDA from Corporate and other for 2011 resulted primarily from a decrease in loss on early extinguishment of debt of $176 million ($7 million of losses in 2011 compared to $183 million of losses in 2010), an increase in treasury gains of $7 million ($11 million in gains in 2011 compared to $4 million in gains in 2010), a decrease in restructuring costs of $3 million ($2 million in losses in 2011 compared to $5 million in losses in 2010), a decrease in merger-related expenses of $4 million and an increase in the extraordinary gain on the Textile Effects Acquisition of $5 million ($4 million gain in 2011 compared to $1 million loss in 2010), and was partially offset by a $32 million increase in Legal Settlements ($40 million loss in 2011 compared to $8 million loss in 2010), a $4 million increase in LIFO inventory valuation expense ($22 million of expense in 2011 compared to $18 million of expense in 2010) and a $5 million loss during 2011 in benzene purchases, raw material purchased to supply our Polyurethanes and Performance Products businesses. For more information regarding the loss on early extinguishment of debt, see "Note 14. Debt—Direct and Subsidiary Debt—Redemption of Notes and Loss on Early Extinguishment of Debt" to our consolidated financial statements. For more information regarding the extraordinary gain associated with the Textile Effects Acquisition, see "Note 3. Business Combinations and Dispositions—Textile Effects Acquisition" to our consolidated financial statements.

Discontinued Operations

The operating results of our former polymers, base chemicals and Australian styrenics businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded from revenues for all periods presented. The EBITDA of these former businesses are included in discontinued operations for all periods presented. The income (loss) from discontinued operations represents the operating results, legal costs, partial fire insurance settlement gains and related litigation costs, and restructuring, impairment and plant closing costs and gain (loss) on disposal with respect to our former businesses. During 2010, we recognized a $110 million pretax gain in connection with the final settlement of our insurance claims related to the 2006 fire at our former Port Arthur, Texas plant, offset in part by related income taxes, legal and other costs. For more information, see "Note 25. Discontinued Operations" to our consolidated financial statements.

Liquidity and Capital Resources

Cash Flows for Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Net cash provided by operating activities for 2012 and 2011 was $774 million and $365 million, respectively. The increase in net cash provided by operating activities during 2012 compared to 2011 was primarily attributable to an increase in operating income as described in "—Results of Operations" above and to a $179 million favorable variance in operating assets and liabilities for 2012 as compared with 2011.

Net cash used in investing activities for 2012 and 2011 was $471 million and $280 million, respectively. During 2012 and 2011, we paid $412 million and $327 million, respectively, for capital expenditures, net of reimbursements. During 2012, we paid €13 million (approximately $16 million) for the Russian Systems House Acquisition. During 2011, we paid $34 million, net of cash acquired, for the Laffans Acquisition and the acquisition of an MDI-based polyurethanes systems house in Istanbul, Turkey. On April 1, 2011, we began consolidating our Sasol-Huntsman joint venture and assumed its cash balance of $28 million. During 2011, we sold businesses and assets for $48 million, including the sale of our former stereolithography resin and Digitalis® machine manufacturing businesses for $41 million. During 2012 and 2011, we made investments in Louisiana Pigments Company, L.P. of $100 million and $26 million, respectively, and received dividends from our unconsolidated joint ventures, Louisiana Pigments Company, L.P. and BASF Huntsman Shanghai Isocyanate Investment B.V., of $82 million and $32 million, respectively. Additionally during 2012, we made investments in our Nanjing Jinling joint venture and our cost method investment in White Mountain Titanium Corporation of $24 million and $3 million, respectively.

Net cash used in financing activities for 2012 and 2011 was $473 million and $490 million, respectively. The decrease in net cash used in financing activities was primarily due to the repurchase of $50 million of common stock in 2011, offset in part by higher net repayments of debt in 2012 as compared to 2011.

During 2012, we issued $400 million aggregate principal amount of 4.875% senior notes due 2020 ("2020 Senior Notes") and used the net proceeds to redeem a portion of our 2016 Senior Notes. Additionally, during 2012 we repaid $139 million on our senior secured credit facilities. For more information, see "Note 14. Debt" to our consolidated financial statements.

Cash Flows for Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Net cash provided by (used in) operating activities for 2011 and 2010 was $365 million and $(58) million, respectively. The increase in cash provided by operating activities during 2011 compared to 2010 was primarily attributable to an increase in operating income as described in "—Results of Operations" above and a $420 million favorable variance in operating assets and liabilities for 2011 as compared with 2010. Upon the adoption of new accounting guidance on January 1, 2010, sales of accounts receivable under our accounts receivable programs (our "A/R Programs") no longer meet the criteria for derecognition and off-balance sheet treatment. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings and were included on our balance sheet. As a result of the adoption of this new guidance, accounts receivable increased by $254 million and a corresponding increase in cash used in operating activities was reflected in the statement of cash flows for 2010.

Net cash used in investing activities for 2011 and 2010 was $280 million and $182 million, respectively. During 2011 and 2010, we paid $327 million and $202 million, respectively, for capital expenditures, net of reimbursements. During 2011, we paid $34 million, net of cash acquired, for the Laffans Acquisition and the acquisition of an MDI-based polyurethanes systems house in Istanbul, Turkey. On April 1, 2011, we began consolidating the Sasol-Huntsman joint venture and assumed its cash balance of $28 million. During 2011, we sold businesses and assets for $48 million, including the sale of our former stereolithography resin and Digitalis® machine manufacturing businesses for $41 million. During 2011, we received $32 million of dividends from our unconsolidated joint ventures, Louisiana Pigment Company, L.P. and BASF Huntsman Shanghai Isocyanate Investment B.V., and made investments in Louisiana Pigment Company, L.P. of $26 million. During 2010, we received proceeds of $110 million from the settlement of our insurance claims related to the 2006 fire at our former Port Arthur, Texas facility, $34 million of which was reflected in the statement of cash flows as investing activities.

Net cash used in financing activities for 2011 and 2010 was $490 million and $543 million, respectively. This decrease in net cash used in financing activities was primarily due to higher net repayments of debt in 2010 as compared to 2011 and a $154 million reduction in call premiums paid related to early extinguishment of debt in 2010, offset in part by the repurchase of $50 million of common stock in 2011 and by the on-balance sheet treatment of our A/R Programs in 2010. For more information regarding the call premiums paid, see "Note 14. Debt—Direct and Subsidiary Debt—Redemption of Notes and Loss on Early Extinguishment of Debt" to our consolidated financial statements. For more information regarding the repurchase of common stock, see "Note 21. Huntsman Corporation Stockholders' Equity—Share Repurchase Program" to our consolidated financial statements.

Changes in Financial Condition

The following information summarizes our working capital (dollars in millions):

	December 31, 2012	Less: the Russian Systems House Acquisition(1)	Subtotal	December 31, 2011	(Decrease) Increase	Percent Change
Cash and cash equivalents	$ 387	$ —	$ 387	$ 554	$(167)	(30)%
Restricted cash	9	—	9	8	1	13%
Accounts receivable, net	1,583	(2)	1,581	1,534	47	3%
Inventories	1,819	(9)	1,810	1,539	271	18%
Prepaid expenses	48	—	48	46	2	4%
Deferred income taxes	51	—	51	20	31	155%
Other current assets	222	(1)	221	245	(24)	(10)%
Total current assets	4,119	(12)	4,107	3,946	161	4%
Accounts payable	1,150	(4)	1,146	912	234	26%
Accrued liabilities	705	(1)	704	695	9	1%
Deferred income taxes	38	(2)	36	7	29	414%
Current portion of debt	288	—	288	212	76	36%
Total current liabilities	2,181	(7)	2,174	1,826	348	19%
Working capital	$1,938	$ (5)	$1,933	$2,120	$(187)	(9)%

(1) Represents opening balance sheet amounts related to the Russian Systems House Acquisition.

Excluding the effects of the Russian Systems House Acquisition, our working capital decreased by $187 million as a result of the net impact of the following significant changes:

- The decrease in cash and cash equivalents of $167 million resulted from the matters identified in the consolidated statements of cash flows.
- Accounts receivable, net increased by $47 million mainly due to higher sales prices and volumes, offset in part by the impact of foreign currency translation.
- Inventories increased by $271 million mainly due to higher inventory levels to support increased customer demand and in anticipation of maintenance outages planned for the first half of 2013.
- The increase in accounts payable of $234 million was primarily due to higher inventory.
- Current portion of debt increased by $76 million due primarily to the classification of $180 million of Arabian Amines Company debt as current, offset in part by the repayment of outstanding indebtedness, a portion of which was classified as current as of December 31, 2011.

See "Note 14. Debt—Direct and Subsidiary Debt—Other Debt" to our consolidated financial statements.

Direct and Subsidiary Debt

Our direct debt and guarantee obligations consist of a guarantee of certain indebtedness incurred from time to time to finance certain insurance premiums. Substantially all of our other debt, including the facilities described below, has been incurred by our subsidiaries (primarily Huntsman International); Huntsman Corporation is not a guarantor of such subsidiary debt.

Certain of our subsidiaries are designated as nonguarantor subsidiaries and have third-party debt agreements. These debt agreements contain certain restrictions with regard to dividends, distributions, loans or advances. In certain circumstances, the consent of a third party would be required prior to the transfer of any cash or assets from these subsidiaries to us.

Senior Credit Facilities

As of December 31, 2012, our senior secured credit facilities ("Senior Credit Facilities") consisted of our revolving facility ("Revolving Facility"), our term loan B facility ("Term Loan B"), our extended term loan B facility ("Extended Term Loan B"), our extended term loan B facility—series 2 ("Extended Term Loan B—Series 2"), and our term loan C facility ("Term Loan C") as follows (dollars in millions):

Facility	Committed Amount	Principal Outstanding	Carrying Value	Interest Rate(2)	Maturity
Revolving Facility	$400	$ —(1)	$ —(1)	USD LIBOR plus 2.50%	2017(3)
Term Loan B	NA	193	193	USD LIBOR plus 1.50%	2014
Extended Term Loan B	NA	637	637	USD LIBOR plus 2.50%	2017(3)
Extended Term Loan B—Series 2	NA	342	342	USD LIBOR plus 2.75%	2017(3)
Term Loan C	NA	419	393	USD LIBOR plus 2.25%	2016

(1) We had no borrowings outstanding under our Revolving Facility; we had approximately $19 million (U.S. dollar equivalents) of letters of credit and bank guarantees issued and outstanding under our Revolving Facility.

(2) The applicable interest rate of the Senior Credit Facilities is subject to certain secured leverage ratio thresholds. As of December 31, 2012, the weighted average interest rate on our outstanding balances under the Senior Credit Facilities was approximately 3.0%.

(3) The maturity of the Revolving Facility commitments will accelerate if we do not repay, refinance or have a minimum level of liquidity available to enable us to repay our 2016 Senior Notes, Term Loan B due April 19, 2014 and Term Loan C due June 30, 2016. The maturity of Extended Term Loan B and Extended Term Loan B—Series 2 will accelerate if we do not repay, refinance or have a minimum level of liquidity available to enable us to refinance or repay our 2016 Senior Notes that remain outstanding during the three months prior to the maturity date of such notes.

Our obligations under the Senior Credit Facilities are guaranteed by our guarantors, which consist of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries, and are secured by a first priority lien on substantially all of our domestic property, plant and equipment, the stock of all of our material domestic subsidiaries and certain foreign subsidiaries, and pledges of intercompany notes between certain of our subsidiaries.

During the year ended December 31, 2012, we made the following payments on our Senior Credit Facilities:

- On October 31, 2012, we prepaid $50 million on our Term Loan B.
- On September 24, 2012, we prepaid $58 million on our Term Loan B.
- On September 7, 2012, we prepaid $3 million on our Term Loan B, $6 million on our Extended Term Loan B, $4 million on our Extended Term Loan B—Series 2 and $4 million on our Term Loan C.
- On April 2, 2012, we paid the annual scheduled repayment of $3 million on our Term Loan B, $7 million on our Extended Term Loan B and $4 million on our Term Loan C.

In connection with these debt repayments, we recognized a loss on early extinguishment of debt of approximately $2 million during the year ended December 31, 2012.

Amendment to Credit Agreement

On March 6, 2012, Huntsman International entered into a seventh amendment to the Senior Credit Facilities. Among other things, the amendment:

- extended the stated termination date of the Revolving Facility commitments from March 9, 2014 to March 20, 2017;
- reduced the applicable interest rate margin on the Revolving Facility commitments by 0.50%;
- set the undrawn commitment fee on the Revolving Facility at 0.50%;
- increased the capacity for the Revolving Facility commitments from $300 million to $400 million;
- extended the stated maturity date of $346 million aggregate principal amount of Term Loan B from April 19, 2014 to April 19, 2017 (now referred to as Extended Term Loan B—Series 2);
- increased the interest rate margin with respect to Extended Term Loan B—Series 2 to LIBOR plus 3.00% (the interest rate margin is subject to a leverage-based step-down, which has been achieved based upon our recent results); and
- set the amortization on the Extended Term Loan B—Series 2 at 1% of the principal amount.

On March 7, 2011, Huntsman International entered into a sixth amendment to its credit agreement. The amendment, among other things, extended $650 million of aggregate principal of Term Loan B to a stated maturity of April 2017 (now referred to as Extended Term Loan B) and increased the interest rate on the Extended Term Loan B to LIBOR plus 2.50%.

A/R Programs

Our A/R Programs are structured so that we grant a participating undivided interest in certain of our trade receivables to a U.S. special purpose entity ("U.S. SPE") and a European special purpose entity ("EU SPE"). We retain the servicing rights and a retained interest in the securitized receivables. Information regarding the A/R Programs was as follows (monetary amounts in millions):

December 31, 2012				
Facility	**Maturity**	**Maximum Funding Availability(1)**	**Amount Outstanding**	**Interest Rate(2)(3)**
U.S. A/R Program	April 2014	$250	$90(4)	Applicable Rate plus 1.50% - 1.65%
EU A/R Program	April 2014	€225 (approximately $297)	€114 (approximately $151)	Applicable Rate plus 2.0%

December 31, 2011				
Facility	**Maturity**	**Maximum Funding Availability(1)**	**Amount Outstanding**	**Interest Rate(2)(3)**
U.S. A/R Program	April 2014	$250	$90(4)	Applicable Rate plus 1.50% - 1.65%
EU A/R Program	April 2014	€225 (approximately $291)	€114 (approximately $147)	Applicable Rate plus 2.0%

(1) The amount of actual availability under the A/R Programs may be lower based on the level of eligible receivables sold, changes in the credit ratings of our customers, customer concentration levels and certain characteristics of the accounts receivable being transferred, as defined in the applicable agreements.

(2) Each interest rate is defined in the applicable agreements. In addition, the U.S. SPE and the EU SPE are obligated to pay unused commitment fees to the lenders based on the amount of each lender's commitment.

(3) Applicable rate for the U.S. A/R Program is defined by the lender as either USD LIBOR or CP rate. Applicable rate for our European A/R Program ("EU A/R Program") is either GBP LIBOR, USD LIBOR or EURIBOR.

(4) As of December 31, 2012, we had approximately $5 million (U.S. dollar equivalents) of letters of credit issued and outstanding under our U.S. A/R Program ("U.S. A/R Program").

As of December 31, 2012 and December 31, 2011, $520 million and $633 million, respectively, of accounts receivable were pledged as collateral under the A/R Programs.

On April 15, 2011, Huntsman International entered into an amendment to the EU A/R Program. This amendment, among other things, extended the scheduled commitment termination date of the program to April 2014, added an additional lender to the program and reduced the applicable margin on borrowings to 2.0%.

On April 18, 2011, Huntsman International entered into an amendment to the U.S. A/R Program. This amendment, among other things, extended the scheduled commitment termination date of the program to April 2014, added an additional lender to the program and reduced the applicable margin on borrowings to a range of 1.50% to 1.65%.

Notes

As of December 31, 2012, we had outstanding the following notes (monetary amounts in millions):

Notes	Maturity	Interest Rate	Amount Outstanding
2016 Senior Notes	June 2016	5.50%(1)	$200 ($168 carrying value)
2020 Senior Notes	November 2020	4.875%	$400
Senior Subordinated Notes	March 2020	8.625%	$350
Senior Subordinated Notes	March 2021	8.625%	$530 ($542 carrying value)

(1) The effective interest rate at issuance was 11.73%.

Our notes are governed by indentures which impose certain limitations on Huntsman International including, among other things limitations on the incurrence of debt, distributions, certain restricted payments, asset sales, and affiliate transactions. The notes are unsecured obligations and are guaranteed by certain subsidiaries named as guarantors.

On November 19, 2012, Huntsman International completed a $400 million offering of the 2020 Senior Notes. We used the net proceeds to redeem a portion of the 2016 Senior Notes. See "—Redemption of Notes and Loss on Early Extinguishment of Debt" below.

The 2020 Senior Notes bear interest at the rate of 4.875% per year payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2013 and are due on November 15, 2020. Huntsman International may redeem the 2020 Senior Notes in whole or in part at any time prior to August 17, 2020 at a price equal to 100% of the principal amount thereof plus a "make-whole" premium and accrued and unpaid interest. Huntsman International may redeem the 2020 Senior Notes in whole or in part on or after August 17, 2020 at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest.

The 2020 Senior Notes are general unsecured senior obligations of Huntsman International and are guaranteed on a general unsecured senior basis by the Guarantors. The indenture with respect to the 2020 Senior Notes imposes certain limitations on the ability of Huntsman International and its subsidiaries to, among other things, incur additional indebtedness secured by any principal properties, incur indebtedness of nonguarantor subsidiaries, enter into sale and leaseback transactions with respect to any principal properties and consolidate or merge with or into any other person or lease, sell or transfer all or substantially all of its properties and assets. Upon the occurrence of certain change of control events, holders of the 2020 Senior Notes will have the right to require that Huntsman International purchase all or a portion of such holder's 2020 Senior Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase.

Redemption of Notes and Loss on Early Extinguishment of Debt

During the years ended December 31, 2012 and 2011, we redeemed or repurchased the following notes (monetary amounts in millions):

Date of Redemption	Notes	Principal Amount of Notes Redeemed	Amount Paid (Excluding Accrued Interest)	Loss on Early Extinguishment of Debt
December 3, 2012	5.50% Senior Notes due 2016	$400	$400	$ 77
March 26, 2012	7.50% Senior Subordinated Notes due 2015	€64 (approximately $86)	€65 (approximately $87)	$ 1
Three months ended December 31, 2011	6.875% Senior Subordinated Notes due 2013	€70 (approximately $94)	€71 (approximately $96)	$ 2
Three months ended September 30, 2011	6.875% Senior Subordinated Notes due 2013	€14 (approximately $19)	€14 (approximately $19)	$ —
Three months ended September 30, 2011	7.50% Senior Subordinated Notes due 2015	€12 (approximately $17)	€12 (approximately $17)	$ —
July 25, 2011	7.375% Senior Subordinated Notes due 2015	$75	$77	$ 2
January 18, 2011	7.375% Senior Subordinated Notes due 2015	$100	$102	$ 3

Variable Interest Entity Debt

As of December 31, 2012, Arabian Amines Company had $180 million outstanding under its loan commitments and debt financing arrangements described below. Arabian Amines Company, our consolidated 50%-owned joint venture, is currently not in compliance with certain financial covenants contained under these loan commitments. We do not guaranty these loan commitments and Arabian Amines Company is not a guarantor of any of our other debt obligations, and the noncompliance with these financial covenants does not affect any of our other debt obligations. Arabian Amines Company is currently in discussions with the lenders under these loan commitments and expects to resolve the noncompliance. The amounts outstanding under these loan commitments were classified as current on the accompanying consolidated balance sheets as of December 31, 2012.

- A loan facility from Saudi Industrial Development Fund with SAR 472 million (approximately $126 million) outstanding. Repayment of the loan is to be made in semiannual installments that began in 2012, with final maturity in 2019. The loan is secured by a mortgage over the fixed assets of the project and is 100% guaranteed by the Zamil Group, our 50% joint venture partner.
- A multipurpose Islamic term facility with $54 million outstanding. This facility is scheduled to be repaid in semiannual installments that began in 2011, with final maturity in 2022.

As of December 31, 2012, Sasol-Huntsman had a facility agreement which included a €5 million (approximately $6 million) revolving facility and €68 million (approximately $90 million) outstanding under the term loan facility. The facility will be repaid over semiannual installments that began in 2011, with the final repayment scheduled for December 2018. Obligations under the facility agreement are secured by, among other things, first priority right on the property, plant and equipment of Sasol-Huntsman

Other Debt

During the year ended December 31, 2012, HPS repaid $4 million and RMB 120 million (approximately $19 million) on term loans and working capital loans under its secured facilities. As of December 31, 2012, HPS had $8 million and RMB 354 million (approximately $56 million) outstanding under its secured facilities. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and approximately 90% of the Peoples Bank of China rate for RMB borrowings. As of December 31, 2012, the interest rate was approximately 1% for the U.S. dollar borrowings and approximately 6% for RMB borrowings. During 2012, the lenders released our Company as a guarantor.

During the year ended December 31, 2012, HPS repaid RMB 309 million (approximately $50 million) under its loan facility for working capital loans and discounting of commercial drafts. As of December 31, 2012, HPS had RMB 190 million (approximately $30 million) outstanding, which is classified as current portion of debt on the accompanying consolidated balance sheets . Interest is calculated using a Peoples Bank of China rate plus the applicable margin. The average all-in rate as of December 31, 2012 was approximately 6%.

On March 30, 2012, we repaid the remaining A$26 million (approximately $27 million) outstanding under our Australian Credit Facility, which represents repayment of A$14 million (approximately $15 million) under the revolving facility and A$12 million (approximately $12 million) under the term loan facility.

Compliance with Covenants

We believe that we are in compliance with the covenants contained in the agreements governing our material debt instruments, including our Senior Credit Facilities, our A/R Programs and our notes. However, Arabian Amines Company, our consolidated 50%-owned joint venture, is currently not in compliance with certain financial covenants under its loan commitments. See "—Variable Interest Entity Debt" above.

Our material financing arrangements contain certain covenants with which we must comply. A failure to comply with a covenant could result in a default under a financing arrangement unless we obtained an appropriate waiver or forbearance (as to which we can provide no assurance). A default under these material financing arrangements generally allows debt holders the option to declare the underlying debt obligations immediately due and payable. Furthermore, certain of our material financing arrangements contain cross-default and cross-acceleration provisions under which a failure to comply with the covenants in one financing arrangement may result in an event of default under another financing arrangement.

Our Senior Credit Facilities are subject to a single financial covenant (the "Leverage Covenant") which applies only to the Revolving Facility and is tested at the Huntsman International level. The Leverage Covenant is applicable only if borrowings, letters of credit or guarantees are outstanding under the Revolving Facility (cash collateralized letters of credit or guarantees are not deemed outstanding). The Leverage Covenant is a net senior secured leverage ratio covenant which requires that Huntsman International's ratio of senior secured debt to EBITDA (as defined in the applicable agreement) is not more than 3.75 to 1.

If in the future Huntsman International fails to comply with the Leverage Covenant, then we may not have access to liquidity under our Revolving Facility. If Huntsman International failed to comply with the Leverage Covenant at a time when we had uncollateralized loans or letters of credit outstanding under the Revolving Facility, Huntsman International would be in default under the Senior Credit Facilities, and, unless Huntsman International obtained a waiver or forbearance with respect to such default (as to which we can provide no assurance), Huntsman International could be required to pay off the balance of the Senior Credit Facilities in full, and we may not have further access to such facilities.

The agreements governing our A/R Programs also contain certain receivable performance metrics. Any material failure to meet the applicable A/R Programs' metrics in the future could lead to an early termination event under the A/R Programs, which could require us to cease our use of such facilities, prohibiting us from additional borrowings against our receivables or, at the discretion of the lenders, requiring that we repay the A/R Programs in full. An early termination event under the A/R Programs would also constitute an event of default under our Senior Credit Facilities, which could require us to pay off the balance of the Senior Credit Facilities in full and could result in the loss of our Senior Credit Facilities.

Short-Term and Long-Term Liquidity

We depend upon our cash, credit facilities, A/R Programs and other debt instruments to provide liquidity for our operations and working capital needs. As of December 31, 2012, we had $887 million of combined cash and unused borrowing capacity, consisting of $396 million in cash and restricted cash, $381 million in availability under our Revolving Facility, and $110 million in availability under our A/R Programs. Our liquidity can be significantly impacted by various factors. The following matters had, or are expected to have, a significant impact on our liquidity:

- Cash invested in our accounts receivable and inventory, net of accounts payable, increased by approximately $102 million during 2012, as reflected in our consolidated statements of cash flows. We expect volatility in our working capital components to continue.
- During 2013, we expect to spend approximately $450 million on capital expenditures. We expect to fund this spending with cash provided by operations.
- During 2012, we made contributions to our pension and postretirement benefit plans of $159 million. During 2013, we expect to contribute an additional amount of approximately $166 million to these plans.
- During the year ended December 31, 2012, Huntsman International redeemed €64 million (approximately $86 million) of its 7.50% senior subordinated notes due 2015, repaid $139 million on our Senior Secured Credit Facility, repaid A$26 million (approximately $27 million) related to our Australian credit facility ("Australian Credit Facility"), and repaid $4 million and RMB 429 million (approximately $69 million) associated with our various HPS debt facilities. In addition, on November 19, 2012 we completed our $400 million offering of 2020 Senior Notes and used proceeds to redeem $400 million of our 2016 Senior Notes.
- We are also involved in a number of cost reduction programs for which we have established restructuring accruals. As of December 31, 2012, we had $105 million of accrued restructuring costs from continuing operations and we expect to incur and pay additional restructuring and plant closing costs of up to approximately $102 million.

  On September 8, 2009, we announced the closure of our styrenics facility located at West Footscray, Australia. We ceased the Australian styrenics operations during the first quarter of 2010. As of December 31, 2012, we had restructuring accruals of $6 million and environmental remediation accruals of $29 million. We can provide no assurance that the eventual environmental remediation costs will not be materially different from our current estimate. The plant closure and environmental remediation costs are expected to be funded as they are incurred over the next several years.

- On August 5, 2011, we announced that our Board of Directors has authorized our Company to repurchase up to $100 million in shares of our common stock. During 2011, we acquired approximately four million shares of our outstanding common stock for approximately $50 million under the repurchase program. As of December 31, 2012, there remained approximately $50 million of the amount authorized under the program that could be used for stock repurchases. These repurchases may be commenced or suspended from time to time without prior notice.
- We regularly evaluate conditions in the term loan and bond markets with a view to obtaining additional financing to repay currently outstanding borrowings and for general corporate purposes.

As of December 31, 2012, we had $288 million classified as current portion of debt which consists of certain scheduled term payments and various short-term facilities including an HPS borrowing facility in China with $39 million outstanding, debt at our variable interest entities of $193 million, $15 million related to the annual financing of our insurance premiums, and certain other short-term facilities and scheduled amortization payments totaling $41 million. Although we cannot provide assurances, we intend to renew or extend the majority of these short-term facilities in the current period. For more information, see "Note 14. Debt" to our consolidated financial statements

As of December 31, 2012, we had approximately $191 million of cash and cash equivalents, including restricted cash, held by our foreign subsidiaries, including our variable interest entities. Additionally, we have material intercompany debt obligations owed to us by our non-U.S. subsidiaries. We intend to use cash held in our foreign subsidiaries to fund our local operations. Nevertheless, we could repatriate cash as dividends or as repayments of intercompany debt. If foreign cash were repatriated as dividends, the dividends could be subject to adverse tax consequences. At present, we estimate that we will generate sufficient cash in our U.S. operations, together with the payments of intercompany debt if necessary, to meet our cash needs in the U.S and we do not expect to repatriate material cash amounts to the U.S. as dividends in the near term. Cash held by certain foreign subsidiaries, including our variable interest entities, may also be subject to legal restrictions, including those arising from the interests of our partners, which could limit the amounts available for repatriation.

Contractual Obligations and Commercial Commitments

Our obligations under long-term debt (including the current portion), lease agreements and other contractual commitments as of December 31, 2012 are summarized below (dollars in millions):

	2013	2014 - 2015	2016 - 2017	After 2017	Total
Long-term debt, including current portion	$ 288	$ 554	$1,544	$1,316	$3,702
Interest(1)	202	356	268	276	1,102
Operating leases(2)	79	121	85	60	345
Purchase commitments(3)	1,138	672	118	30	1,958
Total(4)(5)	$1,707	$1,703	$2,015	$1,682	$7,107

(1) Interest calculated using interest rates as of December 31, 2012 and contractual maturity dates assuming no refinancing or extension of debt instruments.

(2) Future minimum lease payments have not been reduced by minimum sublease rentals of $57 million due in the future under noncancelable subleases.

(3) We have various purchase commitments extending through 2023 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table above are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2010. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the above table. The contractual purchase price for substantially all of these contracts is variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our 2009 pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations.

(4) Totals do not include commitments pertaining to our pension and other postretirement obligations. Our estimated future contributions to our pension and postretirement plans are as follows (dollars in millions):

	2013	2014 - 2015	2016 - 2017	5-Year Average Annual
Pension plans	$155	$353	$289	$121
Other postretirement obligations	11	23	23	10

(5) The above table does not reflect expected tax payments and unrecognized tax benefits due to the inability to make reasonably reliable estimates of the timing and amount of payments. For additional discussion on unrecognized tax benefits, see "Note 18. Income Taxes" to our consolidated financial statements.

Restructuring, Impairment and Plant Closing Costs

For a discussion of restructuring, impairment and plant closing costs, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Legal Proceedings

For a discussion of legal proceedings, see "Note 19. Commitments and Contingencies—Legal Matters" to our consolidated financial statements.

Environmental, Health and Safety Matters

For a discussion of environmental, health and safety matters, see "Note 20. Environmental, Health and Safety Matters" to our consolidated financial statements.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see "Note 2. Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements" to our consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Our significant accounting policies are summarized in "Note 2. Summary of Significant Accounting Policies" to our consolidated financial statements. Summarized below are our critical accounting policies:

Contingent Loss Accruals

Environmental remediation costs for our facilities are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. Estimates of environmental reserves require evaluating government regulation, available technology, site-specific information and remediation alternatives. We accrue an amount equal to our best estimate of the costs to remediate based upon the available information. The extent of environmental impacts may not be fully known and the processes and costs of remediation may change as new information is obtained or technology for remediation is improved. Our process for estimating the expected cost for remediation considers the information available, technology that can be utilized and estimates of the extent of environmental damage. Adjustments to our estimates are made periodically based upon additional information received as remediation progresses. For further information, see "Note 20. Environmental, Health and Safety Matters" to our consolidated financial statements.

We are subject to legal proceedings and claims arising out of our business operations. We routinely assess the likelihood of any adverse outcomes to these matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after analysis of each known claim. We have an active risk management program consisting of numerous insurance policies secured from many carriers. These policies often provide coverage that is intended to minimize the financial impact, if any, of the legal proceedings. The required reserves may change in the future due to new developments in each matter. For further information, see "Note 19. Commitments and Contingencies—Legal Matters" to our consolidated financial statements.

Employee Benefit Programs

We sponsor several contributory and non-contributory defined benefit plans, covering employees primarily in the U.S., the U.K., The Netherlands, Belgium and Switzerland, but also covering employees in a number of other countries. We fund the material plans through trust arrangements (or local equivalents) where the assets are held separately from us. We also sponsor unfunded postretirement plans which provide medical and, in some cases, life insurance benefits covering certain employees in the U.S., Canada and South Africa. Amounts recorded in the consolidated financial statements are recorded based upon actuarial valuations performed by various independent actuaries. Inherent in these valuations are numerous assumptions regarding expected long-term rates of return on plan assets, discount rates, compensation increases, mortality rates and health care cost trends. These assumptions are described in "Note 17. Employee Benefit Plans" to our consolidated financial statements.

Management, with the advice of actuaries, uses judgment to make assumptions on which our employee pension and postretirement benefit plan obligations and expenses are based. The effect of a 1% change in three key assumptions is summarized as follows (dollars in millions):

Assumptions	Statement of Operations(1)	Balance Sheet Impact(2)
Discount rate		
—1% increase	$(28)	$(507.5)
—1% decrease	34	589.4
Expected long-term rates of return on plan assets		
—1% increase	(26)	—
—1% decrease	26	—
Rate of compensation increase		
—1% increase	18	114.3
—1% decrease	(17)	(108.8)

(1) Estimated increase (decrease) on 2012 net periodic benefit cost

(2) Estimated increase (decrease) on December 31, 2012 pension and postretirement liabilities and accumulated other comprehensive (loss) income

Fair Value

Pursuant to the settlement agreement reached in our litigation with the banks that had entered into a commitment letter to provide funding for the Hexion Merger (the "Texas Bank Litigation Settlement Agreement"), on June 22, 2009, Huntsman International entered into an amendment of its Senior Credit Facilities that provided for Term Loan C with a $500 million principal amount, and Huntsman International also issued $600 million aggregate principal amount of 2016 Senior Notes. In accordance with accounting guidance regarding fair value measurements, we recorded the Term Loan C and the 2016 Senior Notes in our accounting records at fair values of $439 million and $425 million, respectively, upon initial recognition in June 2009. In November 2012, Huntsman International completed a $400 million offering of its 2020 Senior Notes and used the net proceeds to redeem $400 million of the aggregate principal amount of its 2016 Senior Notes.

We primarily used the income approach to determine the fair value of these instruments. Fair value represents the present value of estimated future cash flows calculated using interest rates that were available to us for issuance of debt with similar terms, adjusted for differences in remaining maturity using relevant debt yield curves.

Management used judgment with respect to assumptions used in estimating the fair values of the Term Loan C and the 2016 Senior Notes. The effect of the following changes in certain key assumptions is summarized as follows (dollars in millions):

Assumptions	Balance Sheet Impact(1)
Effective market yield	
—1% increase	$(30)
—1% decrease	32

(1) Estimated increase (decrease) to June 2009 fair values of Term Loan C and 2016 Senior Notes outstanding at December 31, 2012.

Goodwill

We test our goodwill for impairment at least annually (at the beginning of the third quarter) and when events and circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill has been assigned to reporting units for purposes of impairment testing. Currently, more than 70% of our goodwill balance relates to our Advanced Materials reporting unit. The remaining goodwill relates to four other reporting units.

Fair value is estimated using the market approach, as well as the income approach based on discounted cash flow projections. The estimated fair values of our reporting units are dependent on several significant assumptions including, among others, market information, operating results, earnings projections and anticipated future cash flows.

We tested goodwill for impairment at the beginning of the third quarter of 2012 as part of the annual impairment testing procedures and determined that no goodwill impairment existed. Our most recent fair value determination resulted in an amount that exceeded the carrying amount of our Advanced Materials reporting unit by a significant margin.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of businesses and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future. Changes in expected future income in applicable jurisdictions could affect the realization of deferred tax assets in those jurisdictions. As of December 31, 2012, we had total valuation allowances of $736 million. Please see "Note 18. Income Taxes" to our consolidated financial statements for more information regarding our valuation allowances.

For non-U.S. entities that were not treated as branches for U.S. tax purposes, we do not provide for income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. The undistributed earnings of foreign subsidiaries that are deemed to be permanently invested were approximately $215 million at December 31, 2012. It is not practicable to determine the unrecognized deferred tax liability on those earnings. We have material inter-company debt obligations owed by our non-U.S. subsidiaries to the U.S. We do not intend to repatriate earnings to the U.S. via dividend based on estimates of future domestic cash generation, combined with the ability to return cash to the U.S. through payments of inter-company debt owned by our non-U.S. subsidiaries to the U.S. To the extent that cash is required in the U.S., rather than repatriate earnings to the U.S. via dividend we will utilize our inter-company debt. If any earnings were repatriated via dividend, we would need to accrue and pay taxes on the distributions.

Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. We are required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax law, in order to recognize an income tax benefit. This requires us to make significant judgments regarding the merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not we are required to make judgments and apply assumptions in order to measure the amount of the tax benefits to recognize. These judgments are based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in the consolidated financial statements.

Long-Lived Assets

The useful lives of our property, plant and equipment are estimated based upon our historical experience, engineering estimates and industry information and are reviewed when economic events indicate that we may not be able to recover the carrying value of the assets. The estimated lives of our property range from 3 to 33 years and depreciation is recorded on the straight-line method. Inherent in our estimates of useful lives is the assumption that periodic maintenance and an appropriate level of annual capital expenditures will be performed. Without on-going capital improvements and maintenance, the productivity and cost efficiency declines and the useful lives of our assets would be shorter.

Management uses judgment to estimate the useful lives of our long-lived assets. At December 31, 2012, if the estimated useful lives of our property, plant and equipment had either been one year greater or one year less than their recorded lives, then depreciation expense for 2012 would have been approximately $30 million less or $35 million greater, respectively.

We are required to evaluate the carrying value of our long-lived tangible and intangible assets whenever events indicate that such carrying value may not be recoverable in the future or when management's plans change regarding those assets, such as idling or closing a plant. We evaluate impairment by comparing undiscounted cash flows of the related asset groups that are largely independent of the cash flows of other asset groups to their carrying values. Key assumptions in determining the future cash flows include the useful life, technology, competitive pressures, raw material pricing and regulations. In connection with our asset evaluation policy, we reviewed all of our long-lived assets for indicators that the carrying value may not be recoverable. We determined that such indicators did not exist during the year ended December 31, 2012.

Restructuring and Plant Closing Costs

We have recorded restructuring charges in recent periods in connection with closing certain plant locations, workforce reductions and other cost savings programs in each of our segments, other than Performance Products. These charges are recorded when management has committed to a plan and incurred a liability related to the plan. Estimates for plant closing costs include the write-off of the carrying value of the plant, any necessary environmental and/or regulatory costs, contract termination and demolition costs. Estimates for workforce reductions and other costs savings are recorded based upon estimates of the number of positions to be terminated, termination benefits to be provided and other information, as necessary. Management evaluates the estimates on a quarterly basis and will adjust the reserve when information indicates that the estimate is above or below the currently recorded estimate. For further discussion of our restructuring activities, see "Note 11. Restructuring, Impairment and Plant Closing Costs" to our consolidated financial statements.

Revenue Recognition

We generate substantially all of our revenues through sales in the open market and long-term supply agreements. We recognize revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectability is reasonably assured and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time shipment is made.

Revenue arrangements that contain multiple deliverables, which relate primarily to the licensing of technology, are evaluated in accordance with ASC 605-25, *Revenue Recognition—Multiple-Element Arrangements*, to determine whether the arrangements should be divided into separate units of accounting and how the arrangement consideration should be measured and allocated among the separate units of accounting.

Variable Interest Entities—Primary Beneficiary

We evaluate each of our variable interest entities on an on-going basis to determine whether we are the primary beneficiary. Management assesses, on an on-going basis, the nature of our relationship to the variable interest entity, including the amount of control that we exercise over the entity as well as the amount of risk that we bear and rewards we receive in regards to the entity, to determine if we are the primary beneficiary of that variable interest entity. Management judgment is required to assess whether these attributes are significant. We consolidate all variable interest entities for which we have concluded that we are the primary beneficiary.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, such as changes in interest rates, foreign exchange rates and commodity pricing risks. From time to time, we enter into transactions, including transactions involving derivative instruments, to manage certain of these exposures. We also hedge our net investment in certain European operations. Changes in the fair value of the hedge in the net investment of certain European operations are recorded in accumulated other comprehensive loss.

Interest Rate Risks

Through our borrowing activities, we are exposed to interest rate risk. Such risk arises due to the structure of our debt portfolio, including the duration of the portfolio and the mix of fixed and floating interest rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities, as well as entering into interest rate derivative instruments.

From time to time, we may purchase interest rate swaps and/or interest rate collars to reduce the impact of changes in interest rates on our floating-rate long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The collars entitle us to receive from the counterparties (major banks) the amounts, if any, by which our interest payments on certain of our floating-rate borrowings exceed a certain rate, and require us to pay to the counterparties (major banks) the amount, if any, by which our interest payments on certain of our floating-rate borrowings are less than a certain rate.

On December 9, 2009, we entered into a five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of the contract is $50 million, and it has been designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap was recorded in other comprehensive loss. We will pay a fixed 2.6% on the hedge and receive the one-month LIBOR rate. As of December 31, 2012 and 2011 the fair value of the hedge was $2 million and $3 million, respectively, and was recorded in other noncurrent liabilities.

On January 19, 2010, we entered into an additional five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our

Senior Credit Facilities. The notional value of the contract is $50 million, and it has been designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap was recorded as other comprehensive loss. We will pay a fixed 2.8% on the hedge and receive the one-month LIBOR rate. As of December 31, 2012 and 2011, the fair value of the hedge was $3 million and $3 million, respectively, and was recorded in other noncurrent liabilities.

On September 1, 2011, we entered into a $50 million forward interest rate contract that will begin in December 2014 with maturity in April 2017 and a $50 million forward interest rate contract that will begin in January 2015 with maturity in April 2017. These two forward contracts are to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities once our existing interest rate hedges mature. These swaps are designated as a cash flow hedges and the effective portion of the changes in the fair value of the swaps were recorded in other comprehensive income. Both interest rate contracts will pay a fixed 2.5% on the hedge and receive the one-month LIBOR rate once the contracts begin in 2014 and 2015, respectively. As of December 31, 2012 and 2011, the combined fair value of these two hedges was $4 million and $1 million, respectively and was recorded in other noncurrent liabilities.

In 2009, Sasol-Huntsman entered into derivative transactions to hedge the variable interest rate associated with its local credit facility. These derivative rate hedges include a floating to fixed interest rate contract providing Sasol-Huntsman with EURIBOR interest payments for a fixed payment of 3.62% and a cap for future periods with a strike price of 3.62%. In connection with the consolidation of Sasol-Huntsman as of April 1, 2011, the interest rate contract is now included in our consolidated results. See "Note 7. Variable Interest Entities" to our consolidated financial statements. The notional amount of the hedge as of December 31, 2012 was €47 million (approximately $62 million) and the derivative transactions do not qualify for hedge accounting. As of December 31, 2012 and 2011, the fair value of this hedge was €2 million (approximately $3 million) and €3 million (approximately $3 million), respectively, and was recorded in other noncurrent liabilities on the accompanying consolidated balance sheets. For 2012 and 2011, we recorded additional (reduction of) interest expense of less than €(1) million (approximately $(1) million) and €2 million (approximately $2 million) respectively, due to changes in the fair value of the swap.

Beginning in 2009, Arabian Amines Company entered into a 12-year floating to fixed interest rate contract providing for a receipt of LIBOR interest payments for a fixed payment of 5.02%. In connection with the consolidation of Arabian Amines Company as of July 1, 2010, the interest rate contract is now included in our consolidated results. See "Note 7. Variable Interest Entities" to our consolidated financial statements. The notional amount of the swap as of December 31, 2012 was $36 million, and the interest rate contract is not designated as a cash flow hedge. As of December 31, 2012 and 2011, the fair value of the swap was $6 million and $6 million, respectively, and was recorded as other noncurrent liabilities on the accompanying consolidated balance sheets. For 2012 and 2011, we recorded additional (reduction of) interest expense of less than $(1) million and $1 million, respectively, due to changes in fair value of the swap. As of December 31, 2012 Arabian Amines Company was not in compliance with certain financial covenants contained in its loan commitments. For more information, see "Note 14. Debt—Direct and Subsidiary Debt—Variable Interest Entity Debt" to our consolidated financial statements.

For the years ended December 31, 2012 and 2011, the changes in accumulated other comprehensive loss associated with these cash flow hedging activities was approximately $1 million and $4 million, respectively.

During 2013, accumulated other comprehensive loss of nil is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. We would be exposed to credit losses in the event of nonperformance by a counterparty to our derivative financial instruments. We anticipate, however, that the counterparties will be able to fully satisfy their obligations under the contracts. Market risk arises from changes in interest rates.

Foreign Exchange Rate Risk

Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). We do not hedge our currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. As of December 31, 2012 and 2011, we had approximately $217 million and $263 million notional amount (in U.S. dollar equivalents) outstanding, respectively, in foreign currency contracts with a term of approximately one month.

In conjunction with the issuance of our 8.625% senior subordinated notes due 2020, we entered into cross-currency interest rate contracts with three counterparties. On March 17, 2010, we made payments of $350 million to these counterparties and received €255 million from these counterparties, and on maturity (March 15, 2015) we are required to pay €255 million to these counterparties and will receive $350 million from these counterparties. On March 15 and September 15 of each year, we will receive U.S. dollar interest payments of approximately $15 million (equivalent to an annual rate of 8.625%) and make interest payments of approximately €11 million (equivalent to an annual rate of approximately 8.41%). This swap is designated as a hedge of net investment for financial reporting purposes. As of December 31, 2012 and 2011, the fair value of this swap was $18 million and $27 million, respectively, and was recorded in noncurrent assets.

A portion of our debt is denominated in euros. We also finance certain of our non-U.S. subsidiaries with intercompany loans that are, in many cases, denominated in currencies other than the entities' functional currency. We manage the net foreign currency exposure created by this debt through various means, including cross-currency swaps, the designation of certain intercompany loans as permanent loans because they are not expected to be repaid in the foreseeable future ("permanent loans") and the designation of certain debt and swaps as net investment hedges.

Foreign currency transaction gains and losses on intercompany loans that are not designated as permanent loans are recorded in earnings. Foreign currency transaction gains and losses on intercompany loans that are designated as permanent loans are recorded in other comprehensive income. From time to time, we review such designation of intercompany loans.

We review our non-U.S. dollar denominated debt and derivative instruments to determine the appropriate amounts designated as hedges. As of December 31, 2012, we have designated approximately €255 million (approximately $336 million) of euro-denominated debt and cross-currency interest rate contracts as a hedge of our net investment. For the years ended December 31, 2012, 2011 and 2010, the amount of gain (loss) recognized on the hedge of our net investment was $(11) million, $5 million and $34 million, respectively, and was recorded in other comprehensive (loss) income. As of December 31, 2012, we had approximately €1,083 million (approximately $1,431 million) in net euro assets.

Commodity Prices Risk

Our exposure to changing commodity prices is somewhat limited since the majority of our raw materials are acquired at posted or market related prices, and sales prices for many of our finished products are at market related prices which are largely set on a monthly or quarterly basis in line with industry practice. Consequently, we do not generally hedge our commodity exposures.

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2012, our disclosure controls and procedures were effective, in that they ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes to our internal control over financial reporting occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control framework and processes are designed to provide reasonable assurance to management and our Board of Directors regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company;
- provide reasonable assurance that transactions are recorded properly to allow for the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our Company are being made only in accordance with authorizations of management and Directors of our Company;
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements; and
- provide reasonable assurance as to the detection of fraud.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changing conditions, effectiveness of internal control over financial reporting may vary over time.

Our management assessed the effectiveness of our internal control over financial reporting for our Company and concluded that, as of December 31, 2012, such internal control is effective. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* ("COSO").

Our independent registered public accountants, Deloitte & Touche LLP, with direct access to our Board of Directors through our Audit Committee, have audited the consolidated financial statements prepared by us and have issued attestation reports on internal control over financial reporting for our Company.

Management's Process to Assess the Effectiveness of Internal Control Over Financial Reporting

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we completed a comprehensive compliance process to evaluate our internal control over financial reporting for our Company. We involved employees at all levels of our Company during 2012 in training, performing and evaluating our internal controls.

Our management's conclusion on the effectiveness of internal control over financial reporting is based on a comprehensive evaluation and analysis of the five elements of COSO. Our management considered information from multiple sources as the basis its conclusion—including self-assessments of the control activities within each work process, assessments of division-level and entity-level controls and internal control attestations from key external service providers, as well as from key management. In addition, our internal control processes contain self-monitoring mechanisms, and proactive steps are taken to correct deficiencies as they are identified. We also maintain an internal auditing program that independently assesses the effectiveness of internal control over financial reporting within each of the five COSO elements.

/s/ PETER R. HUNTSMAN

Peter R. Huntsman
President and Chief Executive Officer

/s/ J. KIMO ESPLIN

J. Kimo Esplin
Executive Vice President and Chief Financial Officer

/s/ RANDY W. WRIGHT

Randy W. Wright
Vice President and Controller

February 12, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Huntsman Corporation and subsidiaries

We have audited the internal control over financial reporting of Huntsman Corporation and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 12, 2013 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's application of new accounting guidance related to its method of accounting for transfers of accounts receivable under the Company's accounts receivable securitization programs, effective January 1, 2010.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 12, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Huntsman Corporation and subsidiaries

We have audited the accompanying consolidated balance sheets of Huntsman Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Huntsman Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted new accounting guidance which changed its method of accounting for transfers of accounts receivable under the Company's accounts receivable securitization programs, effective January 1, 2010.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 12, 2013

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Millions, Except Share and Per Share Amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents(a)	$ 387	$ 554
Restricted cash(a)	9	8
Accounts and notes receivable (net of allowance for doubtful accounts of $47 and $46, respectively), ($520 and $659 pledged as collateral, respectively)(a)	1,534	1,529
Accounts receivable from affiliates	49	5
Inventories(a)	1,819	1,539
Prepaid expenses	48	46
Deferred income taxes	51	20
Other current assets(a)	222	245
Total current assets	4,119	3,946
Property, plant and equipment, net(a)	3,745	3,622
Investment in unconsolidated affiliates	238	202
Intangible assets, net(a)	68	91
Goodwill	117	114
Deferred income taxes	229	195
Notes receivable from affiliates	2	5
Other noncurrent assets(a)	366	482
Total assets	$8,884	$8,657
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable(a)	$1,102	$ 862
Accounts payable to affiliates	48	50
Accrued liabilities(a)	705	695
Deferred income taxes	38	7
Current portion of debt(a)	288	212
Total current liabilities	2,181	1,826
Long-term debt(a)	3,414	3,730
Notes payable to affiliates	4	4
Deferred income taxes	228	309
Other noncurrent liabilities(a)	1,161	1,012
Total liabilities	6,988	6,881
Commitments and contingencies (Notes 19 and 20)		
Equity		
Huntsman Corporation stockholders' equity:		
Common stock $0.01 par value, 1,200,000,000 shares authorized, 243,813,779 and 241,836,001 issued and 238,273,422 and 235,746,087 outstanding in 2012 and 2011, respectively	2	2
Additional paid-in capital	3,264	3,228
Treasury stock, 4,043,526 shares at both December 31, 2012 and 2011	(50)	(50)
Unearned stock-based compensation	(12)	(12)
Accumulated deficit	(687)	(947)
Accumulated other comprehensive loss	(744)	(559)
Total Huntsman Corporation stockholders' equity	1,773	1,662
Noncontrolling interests in subsidiaries	123	114
Total equity	1,896	1,776
Total liabilities and equity	$8,884	$8,657

(a) At December 31, 2012 and 2011, respectively, $28 and $44 of cash and cash equivalents, $9 and $2 of restricted cash, $38 and $29 of accounts and notes receivable (net), $55 and $47 of inventories, nil and $1 of other current assets, $378 and $403 of property, plant and equipment (net), $19 and $23 of intangible assets (net), $28 and $21 of other noncurrent assets, $76 and $55 of accounts payable, $26 and $21 of accrued liabilities, $193 and $16 of current portion of debt, $77 and $264 of long-term debt, and $101 and $111 of other noncurrent liabilities from consolidated variable interest entities are included in the respective Balance Sheet captions above. See "Note 7. Variable Interest Entities."

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Millions, Except Per Share Amounts)

	Year ended December 31,		
	2012	2011	2010
Revenues:			
Trade sales, services and fees, net	$10,964	$11,041	$9,049
Related party sales	223	180	201
Total revenues	11,187	11,221	9,250
Cost of goods sold	9,153	9,381	7,789
Gross profit	2,034	1,840	1,461
Operating expenses:			
Selling, general and administrative	951	921	861
Research and development	152	166	151
Other operating (income) expense	(6)	(20)	10
Restructuring, impairment and plant closing costs	92	167	29
Total expenses	1,189	1,234	1,051
Operating income	845	606	410
Interest expense, net	(226)	(249)	(229)
Equity in income of investment in unconsolidated affiliates	7	8	24
Loss on early extinguishment of debt	(80)	(7)	(183)
Expenses associated with the Terminated Merger and related litigation	—	—	(4)
Other income	1	2	2
Income from continuing operations before income taxes	547	360	20
Income tax expense	(169)	(109)	(29)
Income (loss) from continuing operations	378	251	(9)
(Loss) income from discontinued operations	(7)	(1)	42
Income before extraordinary gain (loss)	371	250	33
Extraordinary gain (loss) on the acquisition of a business, net of tax of nil	2	4	(1)
Net income	373	254	32
Net income attributable to noncontrolling interests	(10)	(7)	(5)
Net income attributable to Huntsman Corporation	$ 363	$ 247	$ 27

(continued)

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(In Millions, Except Per Share Amounts)

	Year ended December 31,		
	2012	**2011**	**2010**
Basic income (loss) per share:			
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	$ 1.55	$ 1.03	$(0.06)
(Loss) income from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax	(0.03)	—	0.17
Extraordinary gain on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax	0.01	0.01	—
Net income attributable to Huntsman Corporation common stockholders	$ 1.53	$ 1.04	$ 0.11
Weighted average shares	237.6	237.6	236.0
Diluted income (loss) per share:			
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	$ 1.53	$ 1.01	$(0.06)
(Loss) income from discontinued operations attributable to Huntsman Corporation common stockholders, net of tax	(0.03)	—	0.17
Extraordinary gain on the acquisition of a business attributable to Huntsman Corporation common stockholders, net of tax	0.01	0.01	—
Net income attributable to Huntsman Corporation common stockholders	$ 1.51	$ 1.02	$ 0.11
Weighted average shares	240.6	241.7	236.0
Amounts attributable to Huntsman Corporation common stockholders:			
Income (loss) from continuing operations	$ 368	$ 244	$ (14)
(Loss) income from discontinued operations, net of tax	(7)	(1)	42
Extraordinary gain (loss) on the acquisition of a business, net of tax	2	4	(1)
Net income	$ 363	$ 247	$ 27
Dividends per share	$ 0.40	$ 0.40	$ 0.40

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Millions)

	Year ended December 31,		
	2012	**2011**	**2010**
Net income	$ 373	$ 254	$ 32
Other comprehensive loss, net of tax:			
Foreign currency translations adjustments	51	(80)	24
Pension and other postretirement benefits adjustments	(236)	(187)	(33)
Other, net	(1)	—	(2)
Other comprehensive loss	(186)	(267)	(11)
Comprehensive income (loss)	187	(13)	21
Comprehensive income attributable to noncontrolling interests	(9)	(2)	(4)
Comprehensive income (loss) attributable to Huntsman Corporation	$ 178	$ (15)	$ 17

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(Dollars in Millions)

	Huntsman Corporation Stockholders								
	Shares								
	Common stock	Common stock	Additional paid-in capital	Treasury stock	Unearned stock-based compensation	Accumulated deficit	Accumulated other comprehensive loss	Noncontrolling interests in subsidiaries	Total equity
Balance, January 1, 2010	234,081,490	$ 2	$3,155	$ —	$(11)	$(1,015)	$(287)	$ 21	$1,865
Net income	—	—	—	—	—	27	—	5	32
Other comprehensive loss	—	—	—	—	—	—	(10)	(1)	(11)
Consolidation of a variable interest entity	—	—	—	—	—	—	—	35	35
Issuance of nonvested stock awards	—	—	12	—	(12)	—	—	—	—
Vesting of stock awards	1,939,524	—	9	—	—	—	—	—	9
Recognition of stock-based compensation	—	—	3	—	12	—	—	—	15
Repurchase and cancellation of stock awards	(431,052)	—	—	—	—	(6)	—	—	(6)
Stock options exercised	1,209,493	—	3	—	—	—	—	—	3
Excess tax benefit related to stock-based compensation	—	—	4	—	—	—	—	—	4
Dividends declared on common stock	—	—	—	—	—	(96)	—	—	(96)
Balance, December 31, 2010	236,799,455	2	3,186	—	(11)	(1,090)	(297)	60	1,850
Net income	—	—	—	—	—	247	—	7	254
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	(9)	(9)
Other comprehensive loss	—	—	—	—	—	—	(262)	(5)	(267)
Consolidation of a variable interest entity	—	—	—	—	—	—	—	61	61
Issuance of nonvested stock awards	—	—	11	—	(11)	—	—	—	—
Vesting of stock awards	2,229,418	—	13	—	—	—	—	—	13
Recognition of stock-based compensation	—	—	5	—	10	—	—	—	15
Repurchase of common stock	(4,043,526)	—	—	(50)	—	—	—	—	(50)
Repurchase and cancellation of stock awards	(507,624)	—	—	—	—	(8)	—	—	(8)
Stock options exercised	1,268,364	—	3	—	—	—	—	—	3
Excess tax benefit related to stock-based compensation	—	—	10	—	—	—	—	—	10
Dividends declared on common stock	—	—	—	—	—	(96)	—	—	(96)
Balance, December 31, 2011	235,746,087	2	3,228	(50)	(12)	(947)	(559)	114	1,776
Net income	—	—	—	—	—	363	—	10	373
Other comprehensive loss	—	—	—	—	—	—	(185)	(1)	(186)
Issuance of nonvested stock awards	—	—	12	—	(12)	—	—	—	—
Vesting of stock awards	2,162,043	—	10	—	—	—	—	—	10
Recognition of stock-based compensation	—	—	9	—	12	—	—	—	21
Repurchase and cancellation of stock awards	(537,039)	—	—	—	—	(7)	—	—	(7)
Stock options exercised	902,331	—	3	—	—	—	—	—	3
Excess tax benefit related to stock-based compensation	—	—	4	—	—	—	—	—	4
Acquisition of a business	—		(2)	—	—	—	—	—	(2)
Dividends declared on common stock	—	—	—	—	—	(96)	—	—	(96)
Balance, December 31, 2012	238,273,422	$ 2	$3,264	$(50)	$(12)	$ (687)	$(744)	$123	$1,896

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in Millions)

	Year ended December 31,		
	2012	2011	2010
Operating Activities:			
Net income	$ 373	$ 254	$ 32
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Extraordinary (gain) loss on the acquisition of a business, net of tax	(2)	(4)	1
Loss (gain) on initial consolidation of subsidiaries	4	(12)	—
Equity in income of investment in unconsolidated affiliates	(7)	(8)	(24)
Depreciation and amortization	432	439	405
Provision for losses (gains) on accounts receivable	4	(4)	6
(Gain) loss on disposal of businesses/assets, net	—	(38)	8
Loss on early extinguishment of debt	80	7	183
Noncash interest expense	33	38	22
Deferred income taxes	(38)	(23)	45
Noncash impairment charge	15	60	2
Noncash loss (gain) on foreign currency transactions	11	(32)	22
Stock-based compensation	27	24	27
Portion of insurance settlement representing cash provided by investing activities	—	—	(34)
Other, net	(2)	(1)	2
Changes in operating assets and liabilities:			
Accounts and notes receivable	—	(121)	(183)
Accounts receivable from A/R Programs	—	—	(254)
Inventories	(248)	(161)	(207)
Prepaid expenses	(3)	(4)	(2)
Other current assets	24	(108)	(5)
Other noncurrent assets	103	2	(102)
Accounts payable	146	24	83
Accrued liabilities	23	112	(22)
Other noncurrent liabilities	(201)	(79)	(63)
Net cash provided by (used in) operating activities	774	365	(58)
Investing Activities:			
Capital expenditures	(412)	(330)	(236)
Proceeds from settlements treated as reimbursement of capital expenditures	—	3	34
Acquisition of businesses, net of cash acquired and post-closing adjustments	(18)	(34)	—
Cash assumed in connection with the initial consolidation of a variable interest entity	—	28	14
Proceeds from sale of businesses/assets	6	48	2
Investment in unconsolidated affiliates	(127)	(26)	(27)
Cash received from unconsolidated affiliates	82	32	31
Other, net	(2)	(1)	—
Net cash used in investing activities	(471)	(280)	(182)

(continued)

HUNTSMAN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in Millions)

	Year ended December 31,		
	2012	2011	2010
Financing Activities:			
Net repayments under revolving loan facilities	$ (15)	(2)	$ (6)
Revolving loan facility from A/R Programs	—	—	254
Net borrowings (repayments) on overdraft facilities	2	9	(2)
Repayments of short-term debt	(53)	(187)	(175)
Borrowings on short-term debt	—	162	212
Repayments of long-term debt	(694)	(408)	(1,456)
Proceeds from issuance of long-term debt	405	98	923
Repayments of notes payable	(37)	(34)	(53)
Borrowings on notes payable	34	35	46
Debt issuance costs paid	(11)	(7)	(29)
Call premiums related to early extinguishment of debt	(2)	(6)	(160)
Dividends paid to common stockholders	(96)	(96)	(96)
Repurchase and cancellation of stock awards	(7)	(8)	(6)
Repurchase of common stock	—	(50)	—
Proceeds from issuance of common stock	3	3	3
Dividends paid to noncontrolling interest	—	(9)	—
Excess tax benefit related to stock-based compensation	4	10	4
Other, net	(6)	—	(2)
Net cash used in financing activities	(473)	(490)	(543)
Effect of exchange rate changes on cash	3	(7)	4
Decrease in cash and cash equivalents	(167)	(412)	(779)
Cash and cash equivalents at beginning of period	554	966	1,745
Cash and cash equivalents at end of period	$ 387	$554	$ 966
Supplemental cash flow information:			
Cash paid for interest	$ 209	$204	$ 203
Cash paid for income taxes	224	119	6

During 2012, 2011 and 2010, the amount of capital expenditures in accounts payable increased by $31, $16 and $14, respectively.

See accompanying notes to consolidated financial statements.

HUNTSMAN CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

DEFINITIONS

For convenience in this report, the terms "Company," "our" or "we" may be used to refer to Huntsman Corporation and, unless the context otherwise requires, its subsidiaries and predecessors. Any references to our "Company" "we" "us" or "our" as of a date prior to October 19, 2004 (the date of our Company's formation) are to Huntsman Holdings, LLC and its subsidiaries (including their respective predecessors). In this report, "Huntsman International" refers to Huntsman International LLC (our 100% owned subsidiary) and, unless the context otherwise requires, its subsidiaries; "HPS" refers to Huntsman Polyurethanes Shanghai Ltd. (our consolidated splitting joint venture with Shanghai Chlor-Alkali Chemical Company, Ltd); and "SLIC" refers to Shanghai Liengheng Isocyanate Company (our unconsolidated manufacturing joint venture with BASF and three Chinese chemical companies).

In this report, we may use, without definition, the common names of competitors or other industry participants. We may also use the common names or abbreviations for certain chemicals or products. Each capitalized term used without definition in this report has the meaning specified in the Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on February 12, 2013.

DESCRIPTION OF BUSINESS

We are a global manufacturer of differentiated organic chemical products and of inorganic chemical products. Our products comprise a broad range of chemicals and formulations, which we market globally to a diversified group of consumer and industrial customers. Our products are used in a wide range of applications, including those in the adhesives, aerospace, automotive, construction products, personal care and hygiene, durable and non-durable consumer products, electronics, medical, packaging, paints and coatings, power generation, refining, synthetic fiber, textile chemicals and dye industries. We are a leading global producer in many of our key product lines, including MDI, amines, surfactants, maleic anhydride, epoxy-based polymer formulations, textile chemicals, dyes and titanium dioxide.

We operate in five segments: Polyurethanes, Performance Products, Advanced Materials, Textile Effects and Pigments. Our Polyurethanes, Performance Products, Advanced Materials and Textile Effects segments produce differentiated organic chemical products and our Pigments segment produces inorganic chemical products. In a series of transactions beginning in 2006, we sold or shutdown substantially all of our Australian styrenics operations and our North American polymers and base chemicals operations. We report the results of these businesses as discontinued operations. See "Note 25. Discontinued Operations."

COMPANY

Our Company, a Delaware corporation, was formed in 2004 to hold the Huntsman businesses. Jon M. Huntsman founded the predecessor to our Company in 1970 as a small packaging company. Since then, we have grown through a series of acquisitions and now own a global portfolio of businesses.

Currently, we operate all of our businesses through Huntsman International, our 100% owned subsidiary. Huntsman International is a Delaware limited liability company and was formed in 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allowance for Doubtful Trade Receivables

An allowance for doubtful trade receivables is estimated based on a combination of write-off history, aging analysis and any specific, known troubled accounts.

Asset Retirement Obligations

We accrue for asset retirement obligations, which consist primarily of landfill closure costs and asbestos abatement costs, in the period in which the obligations are incurred. Asset retirement obligations are accrued at estimated fair value. When the liability is initially recorded, we capitalize the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we will recognize a gain or loss for any difference between the settlement amount and the liability recorded. See "Note 12. Asset Retirement Obligations."

Carrying Value of Long-Lived Assets

We review long-lived assets and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based upon current and anticipated undiscounted cash flows, and we recognize an impairment when such estimated cash flows are less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value. Fair value is generally estimated by discounting estimated future cash flows using a discount rate commensurate with the risks involved. See "Note 11. Restructuring, Impairment and Plant Closing Costs."

Cash and Cash Equivalents

We consider cash in checking accounts and cash in short-term highly liquid investments with remaining maturities of three months or less at the date of purchase, to be cash and cash equivalents. Cash flows from discontinued operations are not presented separately in the accompanying consolidated statements of cash flows.

Cost of Goods Sold

We classify the costs of manufacturing and distributing our products as cost of goods sold. Manufacturing costs include variable costs, primarily raw materials and energy, and fixed expenses directly associated with production. Manufacturing costs also include, among other things, plant site operating costs and overhead (including depreciation), production planning and logistics costs, repair and maintenance costs, plant site purchasing costs, and engineering and technical support costs. Distribution, freight and warehousing costs are also included in cost of goods sold.

Derivatives and Hedging Activities

All derivatives, whether designated in hedging relationships or not, are recorded on our balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged items are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in accumulated other comprehensive

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

loss, to the extent effective, and will be recognized in the income statement when the hedged item affects earnings. Changes in the fair value of the hedge in the net investment of certain international operations are recorded in other comprehensive income, to the extent effective. The effectiveness of a cash flow hedging relationship is established at the inception of the hedge, and after inception we perform effectiveness assessments at least every three months. A derivative designated as a cash flow hedge is determined to be effective if the change in value of the hedge divided by the change in value of the hedged item is within a range of 80% to 125%. Hedge ineffectiveness in a cash flow hedge occurs only if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transaction. For a derivative that does not qualify or has not been designated as a hedge, changes in fair value are recognized in earnings.

Environmental Expenditures

Environmental related restoration and remediation costs are recorded as liabilities when site restoration and environmental remediation and clean-up obligations are either known or considered probable and the related costs can be reasonably estimated. Other environmental expenditures that are principally maintenance or preventative in nature are recorded when expended and incurred and are expensed or capitalized as appropriate. See "Note 20. Environmental, Health and Safety Matters."

Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of non-qualified employee benefit plan investments is estimated using prevailing market prices. The estimated fair values of our long-term debt are based on quoted market prices for the identical liability when traded as an asset in an active market.

Foreign Currency Translation

The accounts of our operating subsidiaries outside of the U.S., unless they are operating in highly inflationary economic environments, consider the functional currency to be the currency of the economic environment in which they operate. Accordingly, assets and liabilities are translated at rates prevailing at the balance sheet date. Revenues, expenses, gains and losses are translated at a weighted average rate for the period. Cumulative translation adjustments are recorded to equity as a component of accumulated other comprehensive loss.

If a subsidiary operates in an economic environment that is considered to be highly inflationary (100% cumulative inflation over a three-year period), the U.S. dollar is considered to be the functional currency and gains and losses from remeasurement to the U.S. dollar from the local currency are included in the statement of operations. Where a subsidiary's operations are effectively run, managed, financed and contracted in U.S. dollars, such as certain finance subsidiaries outside of the U.S., the U.S. dollar is considered to be the functional currency.

Foreign currency transaction gains and losses are recorded in other operating (income) expense in the consolidated statements of operations and were net losses of $4 million, $3 million and $2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of businesses and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future. Changes in expected future income in applicable jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

We do not provide for income taxes or benefits on the undistributed earnings of our non-U.S. subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely.

Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The application of income tax law is inherently complex. We are required to determine if an income tax position meets the criteria of more-likely-than-not to be realized based on the merits of the position under tax law, in order to recognize an income tax benefit. This requires us to make significant judgments regarding the merits of income tax positions and the application of income tax law. Additionally, if a tax position meets the recognition criteria of more-likely-than-not we are required to make judgments and apply assumptions in order to measure the amount of the tax benefits to recognize. These judgments are based on the probability of the amount of tax benefits that would be realized if the tax position was challenged by the taxing authorities. Interpretations and guidance surrounding income tax laws and regulations change over time. As a consequence, changes in assumptions and judgments can materially affect amounts recognized in the consolidated financial statements.

Intangible Assets and Goodwill

Intangible assets are stated at cost (fair value at the time of acquisition) and are amortized using the straight-line method over the estimated useful lives or the life of the related agreement as follows:

Patents and technology	5 - 30 years
Trademarks	15 - 30 years
Licenses and other agreements	5 - 15 years
Other intangibles	5 - 15 years

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not subject to any method of amortization, but is tested for impairment annually (at the beginning of the third quarter) and when events and circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When the fair value is less than the carrying value of the related reporting unit, we are required to reduce the amount of goodwill through a charge to earnings. Fair value is estimated using the market approach, as well as

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the income approach based on discounted cash flow projections. Goodwill has been assigned to reporting units for purposes of impairment testing.

INVENTORIES

Inventories are stated at the lower of cost or market, with cost determined using LIFO, first-in first-out, and average costs methods for different components of inventory.

INVESTMENT IN UNCONSOLIDATED AFFILIATES

Investments in companies in which we exercise significant influence, but do not control, are accounted for using the equity method. Investments in companies in which we do not exercise significant influence are accounted for using the cost method.

LEGAL COSTS

We expense legal costs, including those legal costs incurred in connection with a loss contingency, as incurred.

NET INCOME PER SHARE ATTRIBUTABLE TO HUNTSMAN CORPORATION

Basic income per share excludes dilution and is computed by dividing net income attributable to Huntsman Corporation common stockholders by the weighted average number of shares outstanding during the period. Diluted income per share reflects all potential dilutive common shares outstanding during the period and is computed by dividing net income available to Huntsman Corporation common stockholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Basic and diluted income per share is determined using the following information (in millions):

	Year Ended December 31,		
	2012	2011	2010
Numerator:			
Basic and diluted income from continuing operations:			
Income (loss) from continuing operations attributable to Huntsman Corporation	$ 368	$ 244	$ (14)
Basic and diluted net income:			
Net income attributable to Huntsman Corporation	$ 363	$ 247	$ 27
Shares (denominator):			
Weighted average shares outstanding	237.6	237.6	236.0
Dilutive securities:			
Stock-based awards	3.0	4.1	—
Total weighted average shares outstanding, including dilutive shares	240.6	241.7	236.0

Additional stock-based awards of 7.8 million, 6.7 million and 11.5 million weighted average equivalent shares of stock were outstanding during the years ended December 31, 2012, 2011 and 2010,

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

respectively. However, these stock-based awards were not included in the computation of diluted earnings per share for the respective periods mentioned because the effect would be anti-dilutive.

The impact of the share repurchase program did not increase earnings per share for the year ended December 31, 2012. For more information on the share repurchase program, see "Note 21. Huntsman Corporation Stockholders' Equity—Share Repurchase Program."

OTHER NONCURRENT ASSETS

Other noncurrent assets consist primarily of spare parts, deferred debt issuance costs, the overfunded portion related to defined benefit plans for employees and capitalized turnaround costs. Debt issuance costs are amortized using the interest method over the term of the related debt.

PRINCIPLES OF CONSOLIDATION

Our consolidated financial statements include the accounts of our wholly-owned and majority-owned subsidiaries and any variable interest entities for which we are the primary beneficiary. All intercompany accounts and transactions have been eliminated, except for intercompany sales between continuing and discontinued operations.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives or lease term as follows:

Buildings and equipment	10 - 33 years
Plant and equipment	3 - 25 years
Furniture, fixtures and leasehold improvements	5 - 20 years

Interest expense capitalized as part of plant and equipment was $4 million, $2 million and $1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Periodic maintenance and repairs applicable to major units of manufacturing facilities (a "turnaround") are accounted for on the deferral basis by capitalizing the costs of the turnaround and amortizing the costs over the estimated period until the next turnaround. Normal maintenance and repairs of plant and equipment are charged to expense as incurred. Renewals, betterments and major repairs that materially extend the useful life of the assets are capitalized, and the assets replaced, if any, are retired.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

REVENUE RECOGNITION

We generate substantially all of our revenues through sales in the open market and long-term supply agreements. We recognize revenue when it is realized or realizable and earned. Revenue for product sales is recognized when a sales arrangement exists, risk and title to the product transfer to the customer, collectability is reasonably assured and pricing is fixed or determinable. The transfer of risk and title to the product to the customer usually occurs at the time shipment is made.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue arrangements that contain multiple deliverables, which relate primarily to licensing of technology, are evaluated to determine whether the arrangements should be divided into separate units of accounting and how the arrangement consideration should be measured and allocated among the separate units of accounting.

SECURITIZATION OF ACCOUNTS RECEIVABLE

Under our A/R Programs, we grant an undivided interest in certain of our trade receivables to the U.S. SPE and the EU SPE. This undivided interest serves as security for the issuance of debt. The A/R Programs provide for financing through a conduit program (in both U.S. dollars and euros). Receivables transferred under the A/R Programs qualified as sales through December 31, 2009. Upon adoption of new accounting guidance on January 1, 2010, transfers of accounts receivable under our A/R Programs no longer met the criteria for derecognition. Accordingly, the amounts outstanding under our A/R Programs are accounted for as secured borrowings beginning in 2010. See "Note 14. Debt—A/R Programs."

STOCK-BASED COMPENSATION

We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which the employee is required to provide services in exchange for the award. See "Note 22. Stock-Based Compensation Plan."

SUBSEQUENT EVENTS

We have evaluated material subsequent events through the date these consolidated financial statements were issued.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ACCOUNTING PRONOUNCEMENTS ADOPTED DURING 2012

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, providing a consistent definition of fair value between U.S. GAAP and International Financial Reporting Standards ("IFRSs") as well as developing common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRSs. The amendments in this ASU were effective prospectively for interim and annual periods beginning after December 15, 2011. We adopted the amendments of this ASU effective January 1, 2012, and the initial adoption of the amendments in this ASU did not have a significant impact on our consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*, requiring entities to present net income and other comprehensive income in either a single continuous statement of comprehensive income or in two separate, but consecutive, statements of net income and other comprehensive income. The option to present components of other comprehensive income as part of the statement of equity is eliminated. The amendments do not change the option to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense or benefit related to the total of other comprehensive income components. The amendments in this ASU were effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. We adopted this ASU effective January 1, 2012 and have presented our consolidated net income and consolidated comprehensive income in two separate, but consecutive, statements.

In September 2011, the FASB issued ASU No. 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment*. The guidance in this ASU is intended to reduce complexity and costs of the annual goodwill impairment test by providing entities with the option of performing a qualitative assessment to determine whether further impairment testing is necessary. The amendments in this ASU include examples of events and circumstances that might indicate that a reporting unit's fair value is less than its carrying value. The amendments in this ASU were effective prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted the amendments in this ASU effective January 1, 2012, and the initial adoption of the amendments in this ASU did not have a significant impact on our consolidated financial statements.

ACCOUNTING PRONOUNCEMENTS PENDING ADOPTION IN FUTURE PERIODS

In July 2012, the FASB issued ASU No. 2012-02, *Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*. The guidance in this ASU is intended to reduce complexity and costs of the annual impairment tests for indefinite-lived intangible assets by providing entities with the option of performing a qualitative assessment to determine whether further impairment testing is necessary. The amendments in this ASU include examples of events and circumstances that might indicate that an asset's fair value is less than its carrying value. The amendments in this ASU are effective for annual and interim indefinite-lived intangible assets impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted. We do not expect the adoption of the amendments in this ASU to have a significant impact on our consolidated financial statements.

3. BUSINESS COMBINATIONS AND DISPOSITIONS

RUSSIAN MDI, COATINGS AND SYSTEMS ACQUISITION

On July 3, 2012, we completed our acquisition of the remaining 55% ownership interest in International Polyurethane Investments B.V. This company's wholly owned subsidiary, Huntsman NMG ZAO, is a leading supplier of polyurethane systems to the adhesives, coatings and footwear markets in Russia, Ukraine and Belarus and is headquartered in Obninsk, Russia. The acquisition cost was approximately €13 million (approximately $16 million). The acquired business was integrated into our Polyurethanes segment. Transaction costs charged to expense related to this acquisition were not

3. BUSINESS COMBINATIONS AND DISPOSITIONS (Continued)

significant. The fair value of our existing 45% ownership interest immediately prior to the acquisition was $13 million, valued by applying the income approach. Key assumptions include a discount rate of 17% and a terminal growth rate of 4%. In connection with this transaction, we recorded a noncash pretax loss of approximately $4 million in other operating (income) expense on the consolidation of this investment. The long-term debt of approximately $7 million that was assumed as part of this transaction was repaid shortly after the acquisition date.

We have accounted for the Russian Systems House Acquisition using the acquisition method. As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed. The preliminary allocation of acquisition cost to the assets acquired and liabilities assumed is summarized as follows (dollars in millions):

Fair value of original 45% ownership interest acquired in 2007	$13
Acquisition cost of 55% ownership interest acquired in 2012	16
Total fair value of net assets acquired	$29
Fair value of assets acquired and liabilities assumed:	
Accounts receivable	$ 2
Inventories	9
Other current assets	1
Property, plant and equipment	31
Accounts payable	(4)
Accrued liabilities	(1)
Deferred income taxes	(2)
Long-term debt	(7)
Total fair value of net assets acquired	$29

The acquisition cost allocation is preliminary pending final determination of the fair value of assets acquired and liabilities assumed, including final valuation of working capital, property, plant and equipment, intangible assets and the determination of related deferred taxes. For purposes of this preliminary allocation of fair value, we have assigned any excess of the acquisition cost over historical carrying values to property, plant and equipment and no amounts have been allocated to goodwill. It is possible that changes to this preliminary allocation could occur.

International Polyurethane Investments B.V. had revenues and earnings of $28 million and $1 million, respectively, for the period from the date of acquisition to December 31, 2012. If this acquisition were to have occurred on January 1, 2010, the approximate pro forma combined earnings attributable to our Company would have been $30 million for 2010, and there would have been no significant impact for 2011 and 2012. The following estimated pro forma revenues attributable to our Company would have been reported (dollars in millions):

	Pro Forma		
	Year ended December 31, (unaudited)		
	2012	2011	2010
Revenues	$11,231	$11,257	$9,277

3. BUSINESS COMBINATIONS AND DISPOSITIONS (Continued)

EMA Acquisition

On December 30, 2011, we completed the acquisition of EMA Kimya Sistemleri Sanayive Ticaret A.S. (the "EMA Acquisition"), an MDI-based polyurethanes systems house in Istanbul, Turkey for approximately $11 million, net of cash acquired and including the repayment of assumed debt. The acquired business was integrated into our Polyurethanes segment. We have accounted for the EMA Acquisition using the acquisition method, and transaction costs charged to expense associated with this acquisition were not significant. We recorded goodwill of approximately $9 million in conjunction with this acquisition. Net sales for the years ended December 31, 2011 and 2010 related to the business acquired were approximately $23 million and $17 million, respectively, and net loss associated with this business was $3 million and nil, respectively, for the same periods.

Sale of Stereolithography Resin and Digitalis® Machine Manufacturing Businesses

On November 1, 2011, our Advanced Materials division completed the sale of its stereolithography resin and Digitalis® machine manufacturing businesses to 3D Systems Corporation for $41 million in cash. The stereolithography business had revenues of approximately $7 million in 2010 and its products are used primarily in three-dimensional part building systems. The Digitalis® business is a stereolithography rapid manufacturing system that we were developing. In connection with this sale, we recognized a pre-tax gain in the fourth quarter of 2011 of $34 million which was reflected in other operating income on the accompanying consolidated statements of operations and comprehensive income (loss). We also derecognized $2 million of goodwill that was allocated to these businesses.

Laffans Acquisition

On April 2, 2011, we completed the acquisition of the chemical business of Laffans Petrochemicals Limited, an amines and surfactants manufacturer located in Ankleshwar, India at an acquisition cost of approximately $23 million. The acquired business was integrated into our Performance Products segment. Transaction costs charged to expense related to this acquisition were not significant.

We have accounted for the Laffans Acquisition using the acquisition method. As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed. The allocation of acquisition cost to the assets acquired and liabilities assumed is summarized as follows (dollars in millions):

Acquisition cost	$23
Fair value of assets acquired and liabilities assumed:	
Accounts receivable	$ 9
Inventories	2
Other current assets	2
Property, plant and equipment	12
Intangibles	3
Accounts payable	(3)
Accrued liabilities	(1)
Other noncurrent liabilities	(1)
Total fair value of net assets acquired	$23

3. BUSINESS COMBINATIONS AND DISPOSITIONS (Continued)

If this acquisition were to have occurred on January 1, 2010 the following estimated pro forma revenues and net income attributable to Huntsman Corporation would have been reported (dollars in millions):

	Pro Forma	
	Year ended December 31, (unaudited)	
	2011	2010
Revenues	$11,235	$9,301
Net income attributable to Huntsman Corporation	248	28

Textile Effects Acquisition

On June 30, 2006, we acquired Ciba's textile effects business and accounted for the Textile Effects Acquisition using the purchase method. As such, we analyzed the fair value of tangible and intangible assets acquired and liabilities assumed and determined the excess of fair value of net assets over cost. Because the fair value of the acquired assets and liabilities assumed exceeded the purchase price, the value of the long-lived assets acquired was reduced to zero. Accordingly, no basis was assigned to property, plant and equipment or any other non-current nonfinancial assets and the remaining excess was recorded as an extraordinary gain. During 2012, 2011 and 2010, we recorded an additional extraordinary gain (loss) on the acquisition of $2 million, $4 million and $(1) million, respectively, related to settlement of contingent purchase price consideration, the reversal of accruals for certain restructuring and employee termination costs recorded in connection with the Textile Effects Acquisition and a reimbursement by Ciba of certain costs pursuant to the acquisition agreements.

4. INVENTORIES

Inventories consisted of the following (dollars in millions):

	December 31,	
	2012	2011
Raw materials and supplies	$ 484	$ 374
Work in progress	98	92
Finished goods	1,311	1,162
Total	1,893	1,628
LIFO reserves	(74)	(89)
Net	$1,819	$1,539

As of December 31, 2012 and 2011, approximately 11% and 12%, respectively, of inventories were recorded using the LIFO cost method.

In the normal course of operations we, at times, exchange raw materials and finished goods with other companies for the purpose of reducing transportation costs. The net non-monetary open exchange positions are valued at cost. The amounts included in inventory under non-monetary open exchange agreements receivable by us for December 31, 2012 and 2011 were $6 million and $3 million,

4. INVENTORIES (Continued)

respectively. Other open exchanges are settled in cash and result in a net deferred profit margin. The amounts under these open exchange agreements for both December 31, 2012 and 2011 were nil.

5. PROPERTY, PLANT AND EQUIPMENT

The cost and accumulated depreciation of property, plant and equipment were as follows (dollars in millions):

	December 31, 2012	December 31, 2011
Land	$ 151	$ 148
Buildings	666	629
Plant and equipment	6,242	5,951
Construction in progress	549	330
Total	7,608	7,058
Less accumulated depreciation	(3,863)	(3,436)
Net	$ 3,745	$ 3,622

Depreciation expense for 2012, 2011 and 2010 was $399 million, $398 million and $363 million, respectively, of which $5 million, nil and $1 million was related to discontinued operations in 2012, 2011 and 2010, respectively.

Property, plant and equipment includes gross assets acquired under capital leases of $1 million and $2 million, respectively, at December 31, 2012 and 2011 and related amounts included in accumulated depreciation were nil and $1 million at December 31, 2012 and 2011, respectively.

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES

Our ownership percentage and investment in unconsolidated affiliates were as follows (dollars in millions):

	December 31, 2012	December 31, 2011
Equity Method:		
Louisiana Pigment Company, L.P. (50%)	$111	$ 90
BASF Huntsman Shanghai Isocyanate Investment BV (50%)(1)	81	79
Nanjing Jinling Huntsman New Material Co., Ltd. (49%)	24	—
International Polyurethanes Investments B.V. (45%)(2)	—	17
Jurong Ningwu New Materials Development Co., Ltd. (30%)	12	10
Others	2	1
Total equity method investments	230	197
Cost Method:		
International Diol Company (4.35%)	5	5
White Mountain Titanium Corporation (3%)	3	—
Total investments	$238	$202

(1) We own 50% of BASF Huntsman Shanghai Isocyanate Investment BV. BASF Huntsman Shanghai Isocyanate Investment BV owns a 70% interest in SLIC, thus giving us an indirect 35% interest in SLIC.

(2) We began consolidating International Polyurethanes Investments B.V. as of July 3, 2012. See "Note 3. Business Combinations and Dispositions."

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES (Continued)

Summarized applicable financial information of Sasol-Huntsman is presented below (dollars in millions):

	Year ended December 31,	
	2011(1)	2010
Revenues	$40	$108
Gross profit	7	14
Net income	(2)	10

(1) Represents activity for the period from January 1, 2011 to the date of consolidation on April 1, 2011. No balance sheet information was presented due to the consolidation of Sasol-Huntsman in 2011.

Summarized applicable financial information of our other unconsolidated affiliates is presented below (dollars in millions):

	December 31,		
	2012	2011	2010
Assets	$ 624	$621	
Liabilities	257	285	
Revenues	1,083(1)	954	$936
Net income	17(1)	22	10

(1) Contains activity for International Polyurethanes Investments B.V. for the period from January 1, 2012 to the date of consolidation on July 3, 2012.

In 2008, we and our joint venture partner, the Zamil Group, formed Arabian Amines Company, our ethyleneamines manufacturing joint venture in Jubail, Saudi Arabia. Arabian Amines Company's funding requirements have been satisfied through a combination of debt and equity, with the equity already provided on a 50/50 basis by us and the Zamil Group. Trial production commenced in the second quarter of 2010, and from July 2010, Arabian Amines Company generated significant revenues from the sale of product. The plant has an approximate annual capacity of 60 million pounds. We purchase and sell all of the production from this joint venture. Arabian Amines Company was accounted for under the equity method during its development stage; we began consolidating this joint venture beginning July 1, 2010. For more information, see "Note 7. Variable Interest Entities."

During 2010, we recorded an immaterial non-recurring $18 million credit to equity income of investment in unconsolidated affiliates to appropriately reflect our investment in the Sasol-Huntsman joint venture. This credit represented a cumulative correction of an error that was also individually immaterial in each year since our initial investment in the joint venture in 1997. In connection with the expansion of the maleic anhydride capacity at our Sasol-Huntsman joint venture, a variable interest entity reconsideration event occurred in the second quarter of 2011 when the plant expansion began production. As a result of our assessment, we concluded that the joint venture is a variable interest entity and that we are the primary beneficiary. Accordingly, we began consolidating this joint venture during the second quarter of 2011. For more information, see "Note 7. Variable Interest Entities."

6. INVESTMENT IN UNCONSOLIDATED AFFILIATES (Continued)

On November 13, 2012, we entered into an agreement to form a joint venture with Sinopec. The joint venture will involve the construction and operation of a PO/MTBE facility in China. Under the joint venture agreement, we will have a 49% interest in the joint venture and Sinopec will hold a 51% interest. Our equity investment is anticipated to be approximately $120 million, and we expect to receive significant license fees from the joint venture. The timing of equity contributions and license fee payments depends on various factors, but the majority are intended to be made over the course of the construction period of the plant (expected to be completed by the end of 2014).

7. VARIABLE INTEREST ENTITIES

We evaluate our investments and transactions to identify variable interest entities for which we are the primary beneficiary. We hold a variable interest in the following four joint ventures for which we are the primary beneficiary:

- Rubicon LLC manufactures products for our Polyurethanes and Performance Products segments. The structure of the joint venture is such that the total equity investment at risk is not sufficient to permit the joint venture to finance its activities without additional financial support. By virtue of the operating agreement with this joint venture, we purchase a majority of the output, absorb a majority of the operating costs and provide a majority of the additional funding.

- Pacific Iron Products Sdn Bhd manufactures products for our Pigments segment. In this joint venture we supply all the raw materials through a fixed cost supply contract, operate the manufacturing facility and market the products of the joint venture to customers. Through a fixed price raw materials supply contract with the joint venture we are exposed to the risk related to the fluctuation of raw material pricing.

- Arabian Amines Company manufactures products for our Performance Products segment. Prior to July 1, 2010, this joint venture was in the development stage and the total equity investment at risk was sufficient for the joint venture to finance its activities without additional support. Therefore, Arabian Amines Company was accounted for under the equity method. In July 2010, Arabian Amines Company exited the development stage, which triggered the reconsideration of Arabian Amines Company as a variable interest entity. As required in the operating agreement governing this joint venture, we purchase all of Arabian Amines Company's production and sell it to our customers. Substantially all of the joint venture's activities are conducted on our behalf. Accordingly, we concluded that we were the primary beneficiary and began consolidating Arabian Amines Company beginning July 1, 2010.

- Sasol-Huntsman is our 50%-owned joint venture with Sasol that owns and operates a maleic anhydride facility in Moers, Germany. This joint venture manufactures products for our Performance Products segment. Prior to April 1, 2011, we accounted for Sasol-Huntsman using the equity method. In April 2011, an expansion at this facility began production, which triggered the reconsideration of this joint venture as a variable interest entity. The joint venture uses our technology and expertise, and we bear a disproportionate amount of risk of loss due to a related-party loan to Sasol-Huntsman for which we bear the default risk. As a result, we concluded that we were the primary beneficiary and began consolidating Sasol-Huntsman beginning April 1, 2011.

7. VARIABLE INTEREST ENTITIES (Continued)

Creditors of these entities have no recourse to our general credit, except in the event that we offer guarantees of specified indebtedness. See "Note 14. Debt—Direct and Subsidiary Debt." As the primary beneficiary of these variable interest entities at December 31, 2012, the joint ventures' assets, liabilities and results of operations are included in our consolidated financial statements.

The following table summarizes the carrying amount of our variable interest entities' assets and liabilities included in our consolidated balance sheets, before intercompany eliminations, as of December 31, 2012 and 2011 (dollars in millions):

	December 31,	
	2012	2011
Current assets	$163	$140
Property, plant and equipment, net	378	403
Other noncurrent assets	61	61
Deferred income taxes	45	45
Intangible assets	19	23
Goodwill	16	15
Total assets	$682	$687
Current liabilities	$348	$145
Long-term debt	82	269
Deferred income taxes	8	9
Other noncurrent liabilities	102	110
Total liabilities	$540	$533

In April 2011, Arabian Amines Company settled a dispute with its contractors and received an amount totaling $11 million. Of this $11 million settlement, $8 million was related to damages incurred due to the delayed initial acceptance of the plant. This amount was recorded as other operating (income) expense in the consolidated statements of operations and included in the cash flows from operating activities in the consolidated statements of cash flows. The remaining $3 million of the settlement was received for the reimbursement of capital expenditures for work left unfinished by the contractors. This amount was included in cash flows from investing activities in the consolidated statements of cash flows.

7. VARIABLE INTEREST ENTITIES (Continued)

The following table summarizes the fair value of Sasol-Huntsman's assets and liabilities recorded upon initial consolidation in our consolidated balance sheet, before intercompany eliminations (dollars in millions):

	April 1, 2011
Current assets	$ 61
Property, plant and equipment, net	155
Intangible assets	16
Goodwill	17
Total assets	$249
Current liabilities	$ 23
Long-term debt	93
Deferred income taxes	8
Other noncurrent liabilities	7
Total liabilities	$131

Goodwill of $17 million was recognized upon consolidation of Sasol-Huntsman, of which approximately $12 million is deductible for income tax purposes. The total amount of goodwill changed approximately $2 million from the date of consolidation to December 31, 2011, due to a change in the foreign currency exchange rate. All other intangible assets are being amortized over an average useful life of 18 years. The net change to goodwill in response to changes in the foreign currency exchange rate during 2012 was $1 million.

Sasol-Huntsman had revenues and earnings of $116 million and $7 million, respectively, for the period from the date of consolidation to December 31, 2011. If this consolidation had occurred on January 1, 2010, the approximate pro forma revenues attributable to our Company would have been $11,259 million and $9,337 million for 2011 and 2010, respectively. There would have been no impact to the combined earnings attributable to us excluding a one-time noncash gain of approximately $12 million recognized upon consolidation included in other operating income in the consolidated statements of operations and comprehensive (loss) income. Upon consolidation we also recognized a one-time noncash income tax expense of approximately $2 million. The fair value of the noncontrolling interest was estimated to be $61 million at April 1, 2011. The noncontrolling interest was valued at 50% of the fair value of the net assets as of April 1, 2011, as dictated by the ownership interest percentages, adjusted for certain tax consequences only applicable to one parent.

8. INTANGIBLE ASSETS

The gross carrying amount and accumulated amortization of intangible assets were as follows (dollars in millions):

	December 31, 2012			December 31, 2011		
	Carrying Amount	Accumulated Amortization	Net	Carrying Amount	Accumulated Amortization	Net
Patents, trademarks and technology	$355	$318	$37	$363	$307	$56
Licenses and other agreements	41	16	25	39	14	25
Non-compete agreements	2	2	—	2	2	—
Other intangibles	60	54	6	40	30	10
Total	$458	$390	$68	$444	$353	$91

Amortization expense was $23 million, $29 million and $30 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Estimated future amortization expense for intangible assets over the next five years is as follows (dollars in millions):

Year ending December 31	
2013	$21
2014	13
2015	5
2016	5
2017	4

9. OTHER NONCURRENT ASSETS

Other noncurrent assets consisted of the following (dollars in millions):

	December 31,	
	2012	2011
Pension assets	$ 1	$100
Debt issuance costs	29	31
Capitalized turnaround costs	127	141
Spare parts inventory	93	89
Catalyst assets	25	23
Deposits	33	31
Other	58	67
Total	$366	$482

Amortization expense of catalyst assets for the years ended December 31, 2012, 2011 and 2010 was $10 million, $12 million and $12 million, respectively.

10. ACCRUED LIABILITIES

Accrued liabilities consisted of the following (dollars in millions):

	December 31,	
	2012	2011
Payroll and related costs	$149	$158
Interest	34	49
Volume and rebate accruals	85	91
Income taxes	24	46
Taxes other than income taxes	87	61
Restructuring and plant closing costs	93	91
Environmental accruals	10	7
Pension liabilities	11	12
Other postretirement benefits	12	12
Self-insured casualty loss reserves	11	13
Deferred revenue	16	28
Legal reserve	15	15
Other miscellaneous accruals	158	112
Total	$705	$695

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS

As of December 31, 2012, 2011 and 2010, accrued restructuring, impairment and plant closing costs by type of cost and initiative consisted of the following (dollars in millions):

	Workforce reductions(1)	Demolition and decommissioning	Non-cancelable lease costs	Other restructuring costs	Total(2)
Accrued liabilities as of January 1, 2010	$ 60	$ 2	$ 2	$11	$ 75
2010 charges for 2005 and prior initiatives	1	—	—	—	1
2010 charges for 2008 initiatives	1	—	—	—	1
2010 charges for 2009 initiatives	4	—	—	5	9
2010 charges for 2010 initiatives	22	—	—	1	23
Reversal of reserves no longer required	(6)	—	(1)	—	(7)
2010 payments for 2005 and prior initiatives	(1)	(1)	—	—	(2)
2010 payments for 2006 initiatives	(3)	—	—	—	(3)
2010 payments for 2008 initiatives	(7)	—	—	—	(7)
2010 payments for 2009 initiatives	(11)	—	—	(5)	(16)
2010 payments for 2010 initiatives	(1)	—	—	(2)	(3)
Net activity of discontinued operations	(26)	—	—	—	(26)
Foreign currency effect on liability balance	3	—	—	1	4
Accrued liabilities as of December 31, 2010	36	1	1	11	49
2011 charges for 2006 and prior initiatives	1	—	—	—	1
2011 charges for 2009 initiatives	1	—	—	6	7
2011 charges for 2010 initiatives	2	2	10	1	15
2011 charges for 2011 initiatives	87	—	1	1	89
Reversal of reserves no longer required	(5)	—	—	—	(5)
2011 payments for 2006 and prior initiatives	(1)	—	(1)	(1)	(3)
2011 payments for 2008 initiatives	(2)	—	—	—	(2)
2011 payments for 2009 initiatives	(6)	—	—	(6)	(12)
2011 payments for 2010 initiatives	(17)	(3)	—	(1)	(21)
2011 payments for 2011 initiatives	(13)	—	—	(1)	(14)
Net activity of discontinued operations	—	—	—	(2)	(2)
Foreign currency effect on liability balance	(10)	—	—	—	(10)
Accrued liabilities as of December 31, 2011	73	—	11	8	92
2012 charges for 2007 and prior initiatives	2	—	—	—	2
2012 charges for 2009 initiatives	1	—	—	4	5
2012 charges for 2010 initiatives	2	—	—	—	2
2012 charges for 2011 initiatives	4	5	—	6	15
2012 charges for 2012 initiatives	64	—	—	5	69
Reversal of reserves no longer required	(15)	—	—	(1)	(16)
2012 payments for 2007 and prior initiatives	(2)	—	—	(1)	(3)
2012 payments for 2009 initiatives	(1)	—	—	(5)	(6)
2012 payments for 2010 initiatives	(3)	—	(1)	—	(4)
2012 payments for 2011 initiatives	(25)	(6)	(1)	(5)	(37)
2012 payments for 2012 initiatives	(12)	—	—	(6)	(18)
Foreign currency effect on liability balance	2	1	—	1	4
Accrued liabilities as of December 31, 2012	$ 90	$—	$ 9	$ 6	$105

(1) The total workforce reduction reserves of $90 million relate to the termination of 831 positions, of which 786 positions had not been terminated as of December 31, 2012.

(2) Accrued liabilities remaining at December 31, 2012 and 2011 by year of initiatives were as follows (dollars in millions):

	December 31, 2012	December 31, 2011
2007 initiatives and prior	$ 2	$ 2
2009 initiatives	7	11
2010 initiatives	9	16
2011 initiatives	34	63
2012 initiatives	53	—
Total	$105	$92

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

Details with respect to our reserves for restructuring, impairment and plant closing costs are provided below by segment and initiative (dollars in millions):

	Polyurethanes	Performance Products	Advanced Materials	Textile Effects	Pigments	Discontinued Operations	Corporate & Other	Total
Accrued liabilities as of January 1, 2010	$ 2	$—	$ 7	$ 17	$ 11	$ 34	$ 4	$ 75
2010 charges for 2005 initiatives	—	—	—	—	1	—	—	1
2010 charges for 2008 initiatives	—	—	—	1	—	—	—	1
2010 charges for 2009 initiatives	—	—	1	—	8	—	—	9
2010 charges for 2010 initiatives	—	2	—	15	—	—	6	23
Reversal of reserves no longer required	—	—	(3)	(1)	(2)	—	(1)	(7)
2010 payments for 2005 initiatives	(1)	—	—	—	(1)	—	—	(2)
2010 payments for 2006 initiatives	—	—	—	(3)	—	—	—	(3)
2010 payments for 2008 initiatives	(1)	—	—	(5)	(1)	—	—	(7)
2010 payments for 2009 initiatives	—	—	(3)	(2)	(8)	—	(3)	(16)
2010 payments for 2010 initiatives	—	(1)	—	—	—	—	(2)	(3)
Net activity of discontinued operations	—	—	—	—	—	(26)	—	(26)
Foreign currency effect on liability balance	—	—	—	3	—	—	1	4
Accrued liabilities as of December 31, 2010	—	1	2	25	8	8	5	49
2011 charges for 2006 and prior initiatives	—	—	—	1	—	—	—	1
2011 charges for 2009 Initiatives	—	—	—	—	7	—	—	7
2011 charges for 2010 Initiatives	—	—	—	13	—	—	2	15
2011 charges for 2011 Initiatives	—	—	21	65	3	—	—	89
Reversal of reserves no longer required	—	—	(1)	(4)	—	—	—	(5)
2011 payments for 2006 and prior initiatives	—	—	—	(2)	(1)	—	—	(3)
2011 payments for 2008 Initiatives	—	—	—	(1)	(1)	—	—	(2)
2011 payments for 2009 Initiatives	—	—	(1)	—	(11)	—	—	(12)
2011 payments for 2010 Initiatives	—	—	—	(15)	—	—	(6)	(21)
2011 payments for 2011 Initiatives	—	—	(7)	(5)	(2)	—	—	(14)
Net activity of discontinued operations	—	—	—	—	—	(2)	—	(2)
Foreign currency effect on liability balance	—	—	(2)	(8)	—	—	—	(10)
Accrued liabilities as of December 31, 2011	—	1	12	69	3	6	1	92
2012 charges for 2007 and prior initiatives	—	—	—	2	—	—	—	2
2012 charges for 2009 Initiatives	—	—	1	—	4	—	—	5
2012 charges for 2010 Initiatives	—	1	—	—	—	—	1	2
2012 charges for 2011 Initiatives	—	—	3	12	—	—	—	15
2012 charges for 2012 Initiatives	38	—	30	—	—	—	1	69
Reversal of reserves no longer required	—	—	—	(16)	—	—	—	(16)
2012 payments for 2007 and prior initiatives	—	—	—	(3)	—	—	—	(3)
2012 payments for 2009 Initiatives	—	—	(1)	—	(5)	—	—	(6)
2012 payments for 2010 Initiatives	—	(2)	—	(1)	—	—	(1)	(4)
2012 payments for 2011 Initiatives	—	—	(14)	(23)	—	—	—	(37)
2012 payments for 2012 Initiatives	(12)	—	(6)	—	—	—	—	(18)
Foreign currency effect on liability balance	1	—	2	2	(1)	—	—	4
Accrued liabilities as of December 31, 2012	$ 27	$—	$ 27	$ 42	$ 1	$ 6	$ 2	$105
Current portion of restructuring reserves	$ 27	$—	$ 26	$ 31	$ 1	$ 6	$ 2	$ 93
Long-term portion of restructuring reserve	—	—	1	11	—	—	—	12
Estimated additional future charges for current restructuring projects								
Estimated additional charges within one year	$ 3	$—	$ 17	$ 80	$ —	$ —	$—	$100
Estimated additional charges beyond one year	—	—	2	—	—	—	—	2

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

Details with respect to cash and noncash restructuring charges for the years ended December 31, 2012, 2011 and 2010 by initiative are provided below (dollars in millions):

Cash charges:	
2012 charges for 2007 and prior initiatives	$ 2
2012 charges for 2009 initiatives	5
2012 charges for 2010 initiatives	2
2012 charges for 2011 initiatives	15
2012 charges for 2012 initiatives	69
Reversal of reserves no longer required	(16)
Non-cash charges	15
Total 2012 Restructuring, Impairment and Plant Closing Costs	$ 92
Cash charges:	
2011 charges for 2006 and prior initiatives	$ 1
2011 charges for 2009 initiatives	7
2011 charges for 2010 initiatives	15
2011 charges for 2011 initiatives	89
Reversal of reserves no longer required	(5)
Non-cash charges	60
Total 2011 Restructuring, Impairment and Plant Closing Costs	$167
Cash charges:	
2010 charges for 2005 and prior initiatives	$ 1
2010 charges for 2008 initiatives	1
2010 charges for 2009 initiatives	9
2010 charges for 2010 initiatives	23
Reversal of reserves no longer required	(7)
Non-cash charges	2
Total 2010 Restructuring, Impairment and Plant Closing Costs	$ 29

2012 Restructuring Activities

During 2012, our Polyurethanes segment implemented a restructuring program to reduce annualized fixed costs by approximately $75 million by the third quarter of 2013. In connection with this program, we recorded restructuring expenses of $38 million during 2012 primarily for workforce reductions. As of December 31, 2012, our Polyurethanes segment restructuring reserve consisted of $27 million related to this program. We expect to incur additional charges of $3 million through 2013 related to our initiative.

During the fourth quarter of 2012, our Advanced Materials segment began implementing a global transformational change program, subject to consultation with relevant employee representatives, designed to improve the segment's manufacturing efficiencies, enhance commercial excellence and ensure its long-term global competitiveness. As of December 31, 2012, our Advanced Materials segment restructuring reserve consisted of $27 million primarily related to this program. During 2012, we recorded charges of $38, million of which $28 million related to our global transformational change

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

program, $3 million related to the reorganization of our global structure and relocation of our divisional headquarters from Basel, Switzerland to The Woodlands, Texas and $3 million related primarily to a redesign of our planning process focused on inventory reduction. Our Advanced Materials segment also recorded noncash charges of $4 million related to pension settlements. We expect to incur additional charges of $19 million through the first half of 2014 related to our initiatives.

During 2011, our Textile Effects segment began implementing a significant restructuring program, including the closure of our production facilities and business support offices in Basel, Switzerland, as part of an ongoing strategic program aimed at improving the segment's long-term global competitiveness. In connection with this plan, during 2012, we recorded cash charges of $1 million for workforce reductions, $9 million for decommissioning and other restructuring expenses, and noncash charges of $11 million primarily for pension settlements. We expect to incur additional restructuring and plant closing charges of up to approximately $80 million through 2014 related to the closure of our production facilities and business support offices in Basel, Switzerland. In addition, during 2012, our Textile Effects segment recorded charges of $4 million of which $2 million related to the closure of our St. Fons, France facility and $2 million related to a global transfer pricing initiative. We reversed charges of $16 million which were no longer required for workforce reductions at our production facility in Langweid, Germany, the simplification of the commercial organization and optimization of our distribution network, the consolidation of manufacturing activities and processes at our site in Basel, Switzerland and the closure of our production facilities in Basel, Switzerland.

As of December 31, 2012, our Textile Effects segment restructuring reserve consisted of $42 million, of which $2 million related to opening balance sheet liabilities from the Textile Effects Acquisition, $9 million related to the consolidation of our Switzerland manufacturing facilities and $31 million related to the closure of our production facilities and business support offices in Basel, Switzerland.

As of December 31, 2012, our Pigments segment restructuring reserve consisted of $1 million primarily related to workforce reductions at our Scarlino, Italy plant. During 2012, our Pigments segment recorded charges of $4 million related to the closure of our Grimsby, U.K. plant.

The restructuring reserve related to discontinued operations as of December 31, 2012 of $6 million was associated with the closure of our Australian styrenics business. For more information, see "Note 25. Discontinued Operations—Australian Styrenics Business Shutdown."

As of December 31, 2012, our Corporate and other segment restructuring reserve consisted of $2 million primarily related to a reorganization and regional consolidation of our purchasing activities. During 2012, we recorded charges of $2 million in Corporate and other primarily related to workforce reductions in connection with this project.

2011 RESTRUCTURING ACTIVITIES

As of December 31, 2011, our Advanced Materials segment restructuring reserve consisted of $12 million related to workforce reductions in connection with a reorganization of its global structure and relocation of its divisional headquarters from Basel, Switzerland to The Woodlands, Texas. During 2011, our Advanced Materials segment recorded net charges of $20 million primarily related this activity.

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

On September 27, 2011, we announced plans to implement a significant restructuring of our Textile Effects segment, including the closure of our production facilities and business support offices in Basel, Switzerland, as part of an ongoing strategic program aimed at improving the Textile Effects segment's long-term global competitiveness. In connection with this plan during 2011, we recorded a charge of $62 million for workforce reduction, a pension curtailment gain of $38 million and a charge of $53 million for the impairment of long-lived assets at our Basel, Switzerland manufacturing facility. For purposes of calculating the impairment charge, the fair value of the Basel, Switzerland manufacturing facility was based on the discounted cash flows of that facility. As of December 31, 2011, our Textile Effects segment restructuring reserve consisted of $69 million, of which $2 million related to opening balance sheet liabilities from the Textile Effects Acquisition, $2 million related to workforce reductions at our production facility in Langweid, Germany, $2 million related to the simplification of the commercial organization and optimization of our distribution network, $15 million related to the consolidation of manufacturing activities and processes at our site in Basel, Switzerland, $47 million related to the closure of our production facilities and business support offices in Basel, Switzerland and $1 million related to the consolidation of our North Carolina sites.

In addition, during 2011, our Textile Effects segment recorded charges of $22 million, of which $5 million related to simplification of our commercial organization and optimization of our distribution network, $12 million related to non-workforce reductions incurred for the consolidation of our Switzerland manufacturing facilities, and $4 million related to the consolidation of our North Carolina sites. We reversed charges of $4 million which were no longer required for workforce reductions at our production facility in Langweid, Germany and the consolidation of manufacturing activities and processes at our site in Basel, Switzerland.

As of December 31, 2011, our Pigments segment restructuring reserve consisted of $3 million primarily related to workforce reductions at our Huelva, Spain and Scarlino, Italy plants. During 2011, our Pigments segment recorded charges of $10 million, of which $7 million related to the closure of our Grimsby, U.K. plant and $3 million related to workforce reductions at our Umbogintwini, South Africa plant.

The restructuring reserve related to discontinued operations as of December 31, 2011 of $6 million was associated with the closure of our Australian styrenics business. For more information, see "Note 25. Discontinued Operations—Australian Styrenics Business Shutdown."

As of December 31, 2011, our Corporate and other segment restructuring reserve consisted of $1 million primarily related to a reorganization and regional consolidation of our transactional accounting activities. During 2011, we recorded charges of $2 million in Corporate and other primarily related to workforce reductions in connection with this project.

2010 Restructuring Activities

As of December 31, 2010, our Performance Products segment restructuring reserve consisted of $1 million related to workforce reductions in connection with a new Performance Products organizational structure. During 2010, we recorded charges of $2 million related to workforce reductions in connection with this project.

As of December 31, 2010, our Advanced Materials segment restructuring reserve consisted of $2 million related to workforce reductions in connection with a reorganization designed to implement a

11. RESTRUCTURING, IMPAIRMENT AND PLANT CLOSING COSTS (Continued)

regional management structure. During 2010, we recorded net reversals of $2 million primarily related to workforce reductions in connection to this project.

As of December 31, 2010, our Textile Effects segment restructuring reserve consisted of $25 million, of which $2 million related to opening balance sheet liabilities from the Textile Effects Acquisition, $1 million related to the streamlining of the textile effects business into two global strategic business units as announced during the fourth quarter of 2008, $3 million related to workforce reductions at our production facility in Langweid, Germany and $19 million related to the consolidation of manufacturing activities and processes at our site in Basel, Switzerland. During 2010, our Textile Effects segment recorded net charges of $15 million primarily related to the consolidation of manufacturing activities and processes at our site in Basel, Switzerland.

As of December 31, 2010, our Pigments segment restructuring reserve consisted of $8 million primarily related to workforce reductions at our Scarlino, Italy plant. During 2010, our Pigments segment recorded net charges of $7 million primarily related to the closure of our Grimsby, U.K. plant.

The restructuring reserve related to discontinued operations as of December 31, 2010 of $8 million was associated with the closure of our Australian styrenics business. For more information, see "Note 25. Discontinued Operations—Australian Styrenics Business Shutdown."

As of December 31, 2010, our Corporate and other segment restructuring reserve consisted of $5 million primarily related to a reorganization and regional consolidation of our transactional accounting and purchasing activities. During 2010, we recorded net charges of $5 million in Corporate and other primarily related to workforce reductions in connection with these projects.

12. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations consist primarily of landfill capping, closure and post-closure costs and asbestos abatement costs. We are legally required to perform capping and closure and post-closure care on the landfills and asbestos abatement on certain of our premises. For each asset retirement obligation we recognized the estimated fair value of a liability and capitalized the cost as part of the cost basis of the related asset.

The following table describes changes to our asset retirement obligation liabilities, all of which were recorded in other noncurrent liabilities on the accompanying balance sheets (dollars in millions):

	December 31,	
	2012	2011
Asset retirement obligation at beginning of year	$26	$24
Accretion expense	2	2
Liabilities incurred	2	—
Liabilities assumed in connection with the consolidation of a variable interest entity	—	2
Liabilities settled	(3)	(1)
Foreign currency effect on reserve balance	1	(1)
Asset retirement obligation at end of year	$28	$26

13. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consisted of the following (dollars in millions):

	December 31,	
	2012	2011
Pension liabilities	$ 830	$ 689
Other postretirement benefits	131	122
Environmental accruals	24	29
Restructuring and plant closing costs	12	1
Asset retirement obligations	28	26
Employee benefit accrual	34	22
Legal reserve	11	22
Other	91	101
Total	$1,161	$1,012

14. DEBT

Outstanding debt of consolidated entities consisted of the following (dollars in millions):

	December 31,	
	2012	2011
Senior Credit Facilities:		
Term loans	$1,565	$1,696
Amounts outstanding under A/R programs	241	237
Senior notes	568	472
Senior subordinated notes	892	976
HPS (China) debt	94	167
Variable interest entities	270	281
Other	72	113
Total debt—excluding debt to affiliates	$3,702	$3,942
Total current portion of debt	$ 288	$ 212
Long-term portion	3,414	3,730
Total debt—excluding debt to affiliates	$3,702	$3,942
Total debt—excluding debt to affiliates	$3,702	$3,942
Notes payable to affiliates-noncurrent	4	4
Total debt	$3,706	$3,946

Direct and Subsidiary Debt

Our direct debt and guarantee obligations consist of a guarantee of certain indebtedness incurred from time to time to finance certain insurance premiums. Substantially all of our other debt, including the facilities described below, has been incurred by our subsidiaries (primarily Huntsman International); Huntsman Corporation is not a guarantor of such subsidiary debt.

14. DEBT (Continued)

Certain of our subsidiaries are designated as nonguarantor subsidiaries and have third-party debt agreements. These debt agreements contain certain restrictions with regard to dividends, distributions, loans or advances. In certain circumstances, the consent of a third party would be required prior to the transfer of any cash or assets from these subsidiaries to us.

Senior Credit Facilities

As of December 31, 2012, our Senior Credit Facilities consisted of our Revolving Facility, our Term Loan B, our Extended Term Loan B, our Extended Term Loan B—Series 2, and our Term Loan C as follows (dollars in millions):

Facility	Committed Amount	Principal Outstanding	Carrying Value	Interest Rate(2)	Maturity
Revolving Facility	$400	$—(1)	$—(1)	USD LIBOR plus 2.50%	2017(3)
Term Loan B	NA	193	193	USD LIBOR plus 1.50%	2014
Extended Term Loan B	NA	637	637	USD LIBOR plus 2.50%	2017(3)
Extended Term Loan B—Series 2	NA	342	342	USD LIBOR plus 2.75%	2017(3)
Term Loan C	NA	419	393	USD LIBOR plus 2.25%	2016

(1) We had no borrowings outstanding under our Revolving Facility; we had approximately $19 million (U.S. dollar equivalents) of letters of credit and bank guarantees issued and outstanding under our Revolving Facility.

(2) The applicable interest rate of the Senior Credit Facilities is subject to certain secured leverage ratio thresholds. As of December 31, 2012, the weighted average interest rate on our outstanding balances under the Senior Credit Facilities was approximately 3.0%.

(3) The maturity of the Revolving Facility commitments will accelerate if we do not repay, refinance or have a minimum level of liquidity available to enable us to repay our 2016 Senior Notes, Term Loan B due April 19, 2014 and Term Loan C due June 30, 2016. The maturity of Extended Term Loan B and Extended Term Loan B—Series 2 will accelerate if we do not repay, refinance or have a minimum level of liquidity available to enable us to refinance or repay our 2016 Senior Notes that remain outstanding during the three months prior to the maturity date of such notes.

Our obligations under the Senior Credit Facilities are guaranteed by our guarantors, which consist of substantially all of our domestic subsidiaries and certain of our foreign subsidiaries, and are secured by a first priority lien on substantially all of our domestic property, plant and equipment, the stock of all of our material domestic subsidiaries and certain foreign subsidiaries, and pledges of intercompany notes between certain of our subsidiaries.

During the year ended December 31, 2012, we made the following payments on our Senior Credit Facilities:

- On October 31, 2012, we prepaid $50 million on our Term Loan B.
- On September 24, 2012, we prepaid $58 million on our Term Loan B.

14. DEBT (Continued)

- On September 7, 2012, we prepaid $3 million on our Term Loan B, $6 million on our Extended Term Loan B, $4 million on our Extended Term Loan B—Series 2 and $4 million on our Term Loan C.
- On April 2, 2012, we paid the annual scheduled repayment of $3 million on our Term Loan B, $7 million on our Extended Term Loan B and $4 million on our Term Loan C.

In connection with these debt repayments, we recognized a loss on early extinguishment of debt of approximately $2 million during the year ended December 31, 2012.

Amendment to Credit Agreement

On March 6, 2012, Huntsman International entered into a seventh amendment to the Senior Credit Facilities. Among other things, the amendment:

- extended the stated termination date of the Revolving Facility commitments from March 9, 2014 to March 20, 2017;
- reduced the applicable interest rate margin on the Revolving Facility commitments by 0.50%;
- set the undrawn commitment fee on the Revolving Facility at 0.50%;
- increased the capacity for the Revolving Facility commitments from $300 million to $400 million;
- extended the stated maturity date of $346 million aggregate principal amount of Term Loan B from April 19, 2014 to April 19, 2017 (now referred to as Extended Term Loan B—Series 2);
- increased the interest rate margin with respect to Extended Term Loan B—Series 2 to LIBOR plus 3.00% (the interest rate margin is subject to a leverage-based step-down, which has been achieved based upon our recent results); and
- set the amortization on the Extended Term Loan B—Series 2 at 1% of the principal amount.

On March 7, 2011, Huntsman International entered into a sixth amendment to its credit agreement. The amendment, among other things, extended $650 million of aggregate principal of Term Loan B to a stated maturity of April 2017 (now referred to as Extended Term Loan B) and increased the interest rate on the Extended Term Loan B to LIBOR plus 2.50%.

14. DEBT (Continued)

A/R Programs

Our A/R Programs are structured so that we grant a participating undivided interest in certain of our trade receivables to the U.S. SPE and the EU SPE. We retain the servicing rights and a retained interest in the securitized receivables. Information regarding the A/R Programs was as follows (monetary amounts in millions):

		December 31, 2012		
Facility	**Maturity**	**Maximum Funding Availability(1)**	**Amount Outstanding**	**Interest Rate(2)(3)**
U.S. A/R Program	April 2014	$250	$90(4)	Applicable Rate plus 1.50% - 1.65%
EU A/R Program	April 2014	€225 (approximately $297)	€114 (approximately $151)	Applicable Rate plus 2.0%

		December 31, 2011		
Facility	**Maturity**	**Maximum Funding Availability(1)**	**Amount Outstanding**	**Interest Rate(2)(3)**
U.S. A/R Program	April 2014	$250	$90(4)	Applicable Rate plus 1.50% - 1.65%
EU A/R Program	April 2014	€225 (approximately $291)	€114 (approximately $147)	Applicable Rate plus 2.0%

(1) The amount of actual availability under the A/R Programs may be lower based on the level of eligible receivables sold, changes in the credit ratings of our customers, customer concentration levels and certain characteristics of the accounts receivable being transferred, as defined in the applicable agreements.

(2) Each interest rate is defined in the applicable agreements. In addition, the U.S. SPE and the EU SPE are obligated to pay unused commitment fees to the lenders based on the amount of each lender's commitment.

(3) Applicable rate for the U.S. A/R Program is defined by the lender as either USD LIBOR or CP rate. Applicable rate for our EU A/R Program is either GBP LIBOR, USD LIBOR or EURIBOR.

(4) As of December 31, 2012, we had approximately $5 million (U.S. dollar equivalents) of letters of credit issued and outstanding under our U.S. A/R Program.

As of December 31, 2012 and December 31, 2011, $520 million and $633 million, respectively, of accounts receivable were pledged as collateral under the A/R Programs.

On April 15, 2011, Huntsman International entered into an amendment to the EU A/R Program. This amendment, among other things, extended the scheduled commitment termination date of the program to April 2014, added an additional lender to the program and reduced the applicable margin on borrowings to 2.0%.

14. DEBT (Continued)

On April 18, 2011, Huntsman International entered into an amendment to the U.S. A/R Program. This amendment, among other things, extended the scheduled commitment termination date of the program to April 2014, added an additional lender to the program and reduced the applicable margin on borrowings to a range of 1.50% to 1.65%.

Notes

As of December 31, 2012, we had outstanding the following notes (monetary amounts in millions):

Notes	Maturity	Interest Rate	Amount Outstanding
2016 Senior Notes	June 2016	5.50%(1)	$200 ($168 carrying value)
2020 Senior Notes	November 2020	4.875%	$400
Senior Subordinated Notes	March 2020	8.625%	$350
Senior Subordinated Notes	March 2021	8.625%	$530 ($542 carrying value)

(1) The effective interest rate at issuance was 11.73%.

Our notes are governed by indentures which impose certain limitations on Huntsman International including, among other things limitations on the incurrence of debt, distributions, certain restricted payments, asset sales, and affiliate transactions. The notes are unsecured obligations and are guaranteed by certain subsidiaries named as guarantors.

On November 19, 2012, Huntsman International completed a $400 million offering of the 2020 Senior Notes. We used the net proceeds to redeem a portion of the 2016 Senior Notes. See "—Redemption of Notes and Loss on Early Extinguishment of Debt."

The 2020 Senior Notes bear interest at the rate of 4.875% per year payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2013 and are due on November 15, 2020. Huntsman International may redeem the 2020 Senior Notes in whole or in part at any time prior to August 17, 2020 at a price equal to 100% of the principal amount thereof plus a "make-whole" premium and accrued and unpaid interest. Huntsman International may redeem the 2020 Senior Notes in whole or in part on or after August 17, 2020 at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest.

The 2020 Senior Notes are general unsecured senior obligations of Huntsman International and are guaranteed on a general unsecured senior basis by the Guarantors. The indenture with respect to the 2020 Senior Notes imposes certain limitations on the ability of Huntsman International and its subsidiaries to, among other things, incur additional indebtedness secured by any principal properties, incur indebtedness of nonguarantor subsidiaries, enter into sale and leaseback transactions with respect to any principal properties and consolidate or merge with or into any other person or lease, sell or transfer all or substantially all of its properties and assets. Upon the occurrence of certain change of control events, holders of the 2020 Senior Notes will have the right to require that Huntsman International purchase all or a portion of such holder's 2020 Senior Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase.

14. DEBT (Continued)

Redemption of Notes and Loss on Early Extinguishment of Debt

During the years ended December 31, 2012 and 2011, we redeemed or repurchased the following notes (monetary amounts in millions):

Date of Redemption	Notes	Principal Amount of Notes Redeemed	Amount Paid (Excluding Accrued Interest)	Loss on Early Extinguishment of Debt
December 3, 2012	5.50% Senior Notes due 2016	$400	$400	$77
March 26, 2012	7.50% Senior Subordinated Notes due 2015	€64 (approximately $86)	€65 (approximately $87)	$ 1
Three months ended December 31, 2011	6.875% Senior Subordinated Notes due 2013	€70 (approximately $94)	€71 (approximately $96)	$ 2
Three months ended September 30, 2011	6.875% Senior Subordinated Notes due 2013	€14 (approximately $19)	€14 (approximately $19)	$—
Three months ended September 30, 2011	7.50% Senior Subordinated Notes due 2015	€12 (approximately $17)	€12 (approximately $17)	$—
July 25, 2011	7.375% Senior Subordinated Notes due 2015	$75	$77	$ 2
January 18, 2011	7.375% Senior Subordinated Notes due 2015	$100	$102	$ 3

Variable Interest Entity Debt

As of December 31, 2012, Arabian Amines Company had $180 million outstanding under its loan commitments and debt financing arrangements described below. Arabian Amines Company, our consolidated 50%-owned joint venture, is currently not in compliance with certain financial covenants contained under these loan commitments. We do not guaranty these loan commitments and Arabian Amines Company is not a guarantor of any of our other debt obligations, and the noncompliance with these financial covenants does not affect any of our other debt obligations. Arabian Amines Company is currently in discussions with the lenders under these loan commitments and expects to resolve the noncompliance. The amounts outstanding under these loan commitments were classified as current on the accompanying consolidated balance sheets as of December 31, 2012.

- A loan facility from Saudi Industrial Development Fund with SAR 472 million (approximately $126 million) outstanding. Repayment of the loan is to be made in semiannual installments that began in 2012, with final maturity in 2019. The loan is secured by a mortgage over the fixed assets of the project and is 100% guaranteed by the Zamil Group, our 50% joint venture partner.
- A multipurpose Islamic term facility with $54 million outstanding. This facility is scheduled to be repaid in semiannual installments that began in 2011, with final maturity in 2022.

14. DEBT (Continued)

As of December 31, 2012, Sasol-Huntsman had a facility agreement which included a €5 million (approximately $6 million) revolving facility and €68 million (approximately $90 million) outstanding under the term loan facility. The facility will be repaid over semiannual installments that began in 2011, with the final repayment scheduled for December 2018. Obligations under the facility agreement are secured by, among other things, first priority right on the property, plant and equipment of Sasol-Huntsman

Other Debt

During the year ended December 31, 2012, HPS repaid $4 million and RMB 120 million (approximately $19 million) on term loans and working capital loans under its secured facilities. As of December 31, 2012, HPS had $8 million and RMB 354 million (approximately $56 million) outstanding under its secured facilities. The interest rate on these facilities is LIBOR plus 0.48% for U.S. dollar borrowings and approximately 90% of the Peoples Bank of China rate for RMB borrowings. As of December 31, 2012, the interest rate was approximately 1% for the U.S. dollar borrowings and approximately 6% for RMB borrowings. During 2012, the lenders released our Company as a guarantor.

During the year ended December 31, 2012, HPS repaid RMB 309 million (approximately $50 million) under its loan facility for working capital loans and discounting of commercial drafts. As of December 31, 2012, HPS had RMB 190 million (approximately $30 million) outstanding, which is classified as current portion of debt on the accompanying consolidated balance sheets . Interest is calculated using a Peoples Bank of China rate plus the applicable margin. The average all-in rate as of December 31, 2012 was approximately 6%.

On March 30, 2012, we repaid the remaining A$26 million (approximately $27 million) outstanding under our Australian Credit Facility, which represents repayment of A$14 million (approximately $15 million) under the revolving facility and A$12 million (approximately $12 million) under the term loan facility.

COMPLIANCE WITH COVENANTS

We believe that we are in compliance with the covenants contained in the agreements governing our material debt instruments, including our Senior Credit Facilities, our A/R Programs and our notes. However, Arabian Amines Company, our consolidated 50%-owned joint venture, is currently not in compliance with certain financial covenants under its loan commitments. See "—Variable Interest Entity Debt" above.

Our material financing arrangements contain certain covenants with which we must comply. A failure to comply with a covenant could result in a default under a financing arrangement unless we obtained an appropriate waiver or forbearance (as to which we can provide no assurance). A default under these material financing arrangements generally allows debt holders the option to declare the underlying debt obligations immediately due and payable. Furthermore, certain of our material financing arrangements contain cross-default and cross-acceleration provisions under which a failure to comply with the covenants in one financing arrangement may result in an event of default under another financing arrangement.

14. DEBT (Continued)

Our Senior Credit Facilities are subject to the Leverage Covenant which applies only to the Revolving Facility and is tested at the Huntsman International level. The Leverage Covenant is applicable only if borrowings, letters of credit or guarantees are outstanding under the Revolving Facility (cash collateralized letters of credit or guarantees are not deemed outstanding). The Leverage Covenant is a net senior secured leverage ratio covenant which requires that Huntsman International's ratio of senior secured debt to EBITDA (as defined in the applicable agreement) is not more than 3.75 to 1.

If in the future Huntsman International fails to comply with the Leverage Covenant, then we may not have access to liquidity under our Revolving Facility. If Huntsman International failed to comply with the Leverage Covenant at a time when we had uncollateralized loans or letters of credit outstanding under the Revolving Facility, Huntsman International would be in default under the Senior Credit Facilities, and, unless Huntsman International obtained a waiver or forbearance with respect to such default (as to which we can provide no assurance), Huntsman International could be required to pay off the balance of the Senior Credit Facilities in full, and we may not have further access to such facilities.

The agreements governing our A/R Programs also contain certain receivable performance metrics. Any material failure to meet the applicable A/R Programs' metrics in the future could lead to an early termination event under the A/R Programs, which could require us to cease our use of such facilities, prohibiting us from additional borrowings against our receivables or, at the discretion of the lenders, requiring that we repay the A/R Programs in full. An early termination event under the A/R Programs would also constitute an event of default under our Senior Credit Facilities, which could require us to pay off the balance of the Senior Credit Facilities in full and could result in the loss of our Senior Credit Facilities.

MATURITIES

The scheduled maturities of our debt (excluding debt to affiliates) by year as of December 31, 2012 are as follows (dollars in millions):

Year ending December 31	
2013	$ 288
2014	522
2015	32
2016	577
2017	967
Thereafter	1,316
	$3,702

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We are exposed to market risks, such as changes in interest rates, foreign exchange rates and commodity pricing risks. From time to time, we enter into transactions, including transactions involving derivative instruments, to manage certain of these exposures. We also hedge our net investment in certain European operations. Changes in the fair value of the hedge in the net investment of certain European operations are recorded in accumulated other comprehensive loss.

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

INTEREST RATE RISKS

Through our borrowing activities, we are exposed to interest rate risk. Such risk arises due to the structure of our debt portfolio, including the duration of the portfolio and the mix of fixed and floating interest rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest bearing liabilities, as well as entering into interest rate derivative instruments.

From time to time, we may purchase interest rate swaps and/or interest rate collars to reduce the impact of changes in interest rates on our floating-rate long-term debt. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The collars entitle us to receive from the counterparties (major banks) the amounts, if any, by which our interest payments on certain of our floating-rate borrowings exceed a certain rate, and require us to pay to the counterparties (major banks) the amount, if any, by which our interest payments on certain of our floating-rate borrowings are less than a certain rate.

On December 9, 2009, we entered into a five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of the contract is $50 million, and it has been designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap was recorded in other comprehensive loss. We will pay a fixed 2.6% on the hedge and receive the one-month LIBOR rate. As of December 31, 2012 and 2011 the fair value of the hedge was $2 million and $3 million, respectively, and was recorded in other noncurrent liabilities.

On January 19, 2010, we entered into an additional five-year interest rate contract to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities. The notional value of the contract is $50 million, and it has been designated as a cash flow hedge. The effective portion of the changes in the fair value of the swap was recorded as other comprehensive loss. We will pay a fixed 2.8% on the hedge and receive the one-month LIBOR rate. As of December 31, 2012 and 2011, the fair value of the hedge was $3 million and $3 million, respectively, and was recorded in other noncurrent liabilities.

On September 1, 2011, we entered into a $50 million forward interest rate contract that will begin in December 2014 with maturity in April 2017 and a $50 million forward interest rate contract that will begin in January 2015 with maturity in April 2017. These two forward contracts are to hedge the variability caused by monthly changes in cash flow due to associated changes in LIBOR under our Senior Credit Facilities once our existing interest rate hedges mature. These swaps are designated as a cash flow hedges and the effective portion of the changes in the fair value of the swaps were recorded in other comprehensive income. Both interest rate contracts will pay a fixed 2.5% on the hedge and receive the one-month LIBOR rate once the contracts begin in 2014 and 2015, respectively. As of December 31, 2012 and 2011, the combined fair value of these two hedges was $4 million and $1 million, respectively and was recorded in other noncurrent liabilities.

In 2009, Sasol-Huntsman entered into derivative transactions to hedge the variable interest rate associated with its local credit facility. These derivative rate hedges include a floating to fixed interest rate contract providing Sasol-Huntsman with EURIBOR interest payments for a fixed payment of 3.62% and a cap for future periods with a strike price of 3.62%. In connection with the consolidation

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

of Sasol-Huntsman as of April 1, 2011, the interest rate contract is now included in our consolidated results. See "Note 7. Variable Interest Entities." The notional amount of the hedge as of December 31, 2012 was €47 million (approximately $62 million) and the derivative transactions do not qualify for hedge accounting. As of December 31, 2012 and 2011, the fair value of this hedge was €2 million (approximately $3 million) and €3 million (approximately $3 million), respectively, and was recorded in other noncurrent liabilities on the accompanying consolidated balance sheets. For 2012 and 2011, we recorded additional (reduction of) interest expense of less than €(1) million (approximately $(1) million) and €2 million (approximately $2 million) respectively, due to changes in the fair value of the swap.

Beginning in 2009, Arabian Amines Company entered into a 12-year floating to fixed interest rate contract providing for a receipt of LIBOR interest payments for a fixed payment of 5.02%. In connection with the consolidation of Arabian Amines Company as of July 1, 2010, the interest rate contract is now included in our consolidated results. See "Note 7. Variable Interest Entities." The notional amount of the swap as of December 31, 2012 was $36 million, and the interest rate contract is not designated as a cash flow hedge. As of December 31, 2012 and 2011, the fair value of the swap was $6 million and $6 million, respectively, and was recorded as other noncurrent liabilities on the accompanying consolidated balance sheets. For 2012 and 2011, we recorded additional (reduction of) interest expense of less than $(1) million and $1 million, respectively, due to changes in fair value of the swap. As of December 31, 2012 Arabian Amines Company was not in compliance with certain financial covenants contained in its loan commitments. For more information, see "Note 14. Debt—Direct and Subsidiary Debt—Variable Interest Entity Debt."

For the years ended December 31, 2012 and 2011, the changes in accumulated other comprehensive loss associated with these cash flow hedging activities was approximately $1 million and $4 million, respectively.

During 2013, accumulated other comprehensive loss of nil is expected to be reclassified to earnings. The actual amount that will be reclassified to earnings over the next twelve months may vary from this amount due to changing market conditions. We would be exposed to credit losses in the event of nonperformance by a counterparty to our derivative financial instruments. We anticipate, however, that the counterparties will be able to fully satisfy their obligations under the contracts. Market risk arises from changes in interest rates.

Foreign Exchange Rate Risk

Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various currencies. We enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). We do not hedge our currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. As of December 31, 2012 and 2011, we had approximately $217 million and $263 million notional amount (in U.S. dollar equivalents) outstanding, respectively, in foreign currency contracts with a term of approximately one month.

15. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (Continued)

In conjunction with the issuance of our 8.625% senior subordinated notes due 2020, we entered into cross-currency interest rate contracts with three counterparties. On March 17, 2010, we made payments of $350 million to these counterparties and received €255 million from these counterparties, and on maturity (March 15, 2015) we are required to pay €255 million to these counterparties and will receive $350 million from these counterparties. On March 15 and September 15 of each year, we will receive U.S. dollar interest payments of approximately $15 million (equivalent to an annual rate of 8.625%) and make interest payments of approximately €11 million (equivalent to an annual rate of approximately 8.41%). This swap is designated as a hedge of net investment for financial reporting purposes. As of December 31, 2012 and 2011, the fair value of this swap was $18 million and $27 million, respectively, and was recorded in noncurrent assets.

A portion of our debt is denominated in euros. We also finance certain of our non-U.S. subsidiaries with intercompany loans that are, in many cases, denominated in currencies other than the entities' functional currency. We manage the net foreign currency exposure created by this debt through various means, including cross-currency swaps, the designation of certain intercompany loans as permanent loans because they are not expected to be repaid in the foreseeable future and the designation of certain debt and swaps as net investment hedges.

Foreign currency transaction gains and losses on intercompany loans that are not designated as permanent loans are recorded in earnings. Foreign currency transaction gains and losses on intercompany loans that are designated as permanent loans are recorded in other comprehensive income. From time to time, we review such designation of intercompany loans.

We review our non-U.S. dollar denominated debt and derivative instruments to determine the appropriate amounts designated as hedges. As of December 31, 2012, we have designated approximately €255 million (approximately $336 million) of euro-denominated debt and cross-currency interest rate contracts as a hedge of our net investment. For the years ended December 31, 2012, 2011 and 2010, the amount of gain (loss) recognized on the hedge of our net investment was $(11) million, $5 million and $34 million, respectively, and was recorded in other comprehensive (loss) income. As of December 31, 2012, we had approximately €1,083 million (approximately $1,431 million) in net euro assets.

Commodity Prices Risk

Our exposure to changing commodity prices is somewhat limited since the majority of our raw materials are acquired at posted or market related prices, and sales prices for many of our finished products are at market related prices which are largely set on a monthly or quarterly basis in line with industry practice. Consequently, we do not generally hedge our commodity exposures.

16. FAIR VALUE

The fair values of our financial instruments were as follows (dollars in millions):

	December 31,			
	2012		2011	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Non-qualified employee benefit plan investments	$ 14	$ 14	$ 12	$ 12
Cross-currency interest rate contacts	18	18	27	27
Interest rate contracts	(18)	(18)	(17)	(17)
Long-term debt (including current portion)	(3,702)	(3,869)	(3,942)	(4,061)

The carrying amounts reported in the balance sheets of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of non-qualified employee benefit plan investments is obtained through market observable pricing using prevailing market prices. The estimated fair values of our long-term debt are based on quoted market prices for the identical liability when traded as an asset in an active market (Level 1).

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2012 and 2011. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2012, and current estimates of fair value may differ significantly from the amounts presented herein.

The following assets and liabilities are measured at fair value on a recurring basis (dollars in millions):

		Fair Value Amounts Using		
Description	December 31, 2012	Quoted prices in active markets for identical assets (Level 1)(3)	Significant other observable inputs (Level 2)(3)	Significant unobservable inputs (Level 3)
Assets:				
Available-for sale equity securities:				
Equity mutual funds	$ 14	$14	$ —	$—
Derivatives:				
Cross-currency interest rate contracts(1)	18	—	18	—
Total assets	$ 32	$14	$ 18	$—
Liabilities:				
Derivatives:				
Interest rate contracts(2)	$(18)	$—	$(18)	$—

16. FAIR VALUE (Continued)

		Fair Value Amounts Using		
Description	**December 31, 2011**	**Quoted prices in active markets for identical assets (Level 1)(3)**	**Significant other observable inputs (Level 2)(3)**	**Significant unobservable inputs (Level 3)**
Assets:				
Available-for sale equity securities:				
Equity mutual funds	$ 12	$12	$ —	$—
Derivatives:				
Cross-currency interest rate contracts(1)	27	—	—	27
Total assets	$ 39	$12	$ —	$27
Liabilities:				
Derivatives:				
Interest rate contracts(2)	$(17)	$—	$(17)	$—

(1) The income approach is used to calculate the fair value of these instruments. Fair value represents the present value of estimated future cash flows, calculated using relevant interest rates, exchange rates, and yield curves at stated intervals.

(2) The income approach is used to calculate the fair value of these instruments. Fair value represents the present value of estimated future cash flows, calculated using relevant interest rates and yield curves at stated intervals.

(3) There were no transfers between Levels 1 and 2 within the fair value hierarchy for the years ended December 31, 2012 and 2011.

During the year ended December 31, 2012, no material changes were made to the valuation methods or assumptions used to determine fair value.

16. FAIR VALUE (Continued)

The following table shows a reconciliation of beginning and ending balances for instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (dollars in millions):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Cross-Currency Interest Rate Contracts
Beginning balance, January 1, 2012	$ 27
Transfers into Level 3	—
Transfers out of Level 3(1)	(27)
Total gains (losses):	
Included in earnings	—
Included in other comprehensive income (loss)	—
Purchases, sales, issuances and settlements	—
Ending balance, December 31, 2012	$ —
The amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2012	$ —

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Cross-Currency Interest Rate Contracts
Beginning balance, January 1, 2011	$19
Transfers into or out of Level 3	—
Total gains (losses):	
Included in earnings	—
Included in other comprehensive income (loss)	8
Purchases, sales, issuances and settlements	—
Ending balance, December 31, 2011	$27
The amount of total gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets still held at December 31, 2011	$—

(1) We are party to cross-currency interest rate contracts that are measured at fair value in our consolidated financial statements. These instruments have historically been categorized by us as Level 3 within the fair value hierarchy due to an unobservable input associated with the credit valuation adjustment, which we deemed to be a significant input to the overall measurement of fair value at inception. During 2012, this credit valuation adjustment has ceased to be a significant input to the entire fair value measurement of these instruments. The remaining inputs which are significant to the fair value measurement of these instruments represent observable market inputs that are inputs other than quoted prices (Level 2 inputs).

16. FAIR VALUE (Continued)

Our policy is to recognize transfers between levels within the fair value hierarchy as of the beginning of the reporting period. Due to the change in significance of the credit valuation adjustment to the entire fair value measurement of these instruments, effective January 1, 2012, we have categorized our cross-currency interest rate contracts as Level 2 within the fair value hierarchy.

Gains and losses (realized and unrealized) included in earnings for instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are reported in interest expense and other comprehensive income (loss) as follows (dollars in millions):

	Interest expense	Other comprehensive income (loss)
2012		
Total net gains included in earnings	$—	$—
Changes in unrealized gains relating to assets still held at December 31, 2012	—	—

	Interest expense	Other comprehensive income (loss)
2011		
Total net gains included in earnings	$—	$—
Changes in unrealized gains relating to assets still held at December 31, 2011	—	8

We also have assets that under certain conditions are subject to measurement at fair value on a non-recurring basis. These assets include property, plant and equipment and those associated with acquired businesses, including goodwill and intangible assets. For these assets, measurement at fair value in periods subsequent to their initial recognition is applicable if one or more is determined to be impaired. During 2012, we had no impairments related to these assets. During 2011, in connection with the restructuring of our Textile Effects segment we recorded a charge of $53 million for the impairment of long-lived assets at our Basel, Switzerland manufacturing facility.

17. EMPLOYEE BENEFIT PLANS

Defined Benefit and Other Postretirement Benefit Plans

Our employees participate in a trusteed, non-contributory defined benefit pension plan (the "Plan") that covers substantially all of our full-time U.S. employees. Effective July 1, 2004, the Plan formula for employees not covered by a collective bargaining agreement was converted to a cash balance design. For represented employees, participation in the cash balance design is subject to the terms of negotiated contracts. For participating employees, benefits accrued under the prior formula were converted to opening cash balance accounts. The new cash balance benefit formula provides annual pay credits from 4% to 12% of eligible pay, depending on age and service, plus accrued interest. Participants in the plan on July 1, 2004 may be eligible for additional annual pay credits from 1% to 8%, depending on their age and service as of that date, for up to five years. The conversion to the cash balance plan did not have a significant impact on the accrued benefit liability, the funded status or ongoing pension expense.

17. EMPLOYEE BENEFIT PLANS (Continued)

We sponsor defined benefit plans in a number of countries outside of the U.S. The availability of these plans, and their specific design provisions, are consistent with local competitive practices and regulations.

We also sponsor unfunded postretirement benefit plans other than pensions, which provide medical and life insurance benefits.

Our postretirement benefit plans provide a fully insured Medicare Part D plan including prescription drug benefits affected by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). We cannot determine whether the medical benefits provided by our postretirement benefit plans are actuarially equivalent to those provided by the Act. We do not collect a subsidy and our net periodic postretirement benefits cost, and related benefit obligation, do not reflect an amount associated with the subsidy.

On March 23, 2010, President Obama signed into law the Patient Protection and Affordable Care Act. On March 30, 2010, President Obama signed into law a reconciliation measure, the Health Care and Education Reconciliation Act of 2010. The passage of this legislation has resulted in comprehensive reform of health care in the U.S. We do not believe that this will have a significant impact on our financial position.

17. EMPLOYEE BENEFIT PLANS (Continued)

The following table sets forth the funded status of the plans and the amounts recognized in the consolidated balance sheets at December 31, 2012 and 2011 (dollars in millions):

	Defined Benefit Plans				Other Postretirement Benefit Plans			
	2012		2011		2012		2011	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in benefit obligation								
Benefit obligation at beginning of year	$ 834	$2,331	$ 761	$2,255	$ 128	$ 7	$ 129	$ 7
Service cost	26	32	23	44	4	—	3	—
Interest cost	42	102	44	110	6	—	7	1
Participant contributions	—	9	—	14	5	—	5	—
Plan amendments	(26)	—	—	(1)	—	—	—	—
Foreign currency exchange rate changes	—	80	—	(13)	—	—	—	(1)
Settlements/transfers	—	(2)	—	(20)	—	—	—	—
Curtailments	—	—	—	(38)	—	—	—	—
Special termination benefits	—	—	—	8	—	—	—	—
Actuarial loss	127	360	47	83	9	—	1	—
Benefits paid	(45)	(157)	(41)	(111)	(16)	—	(17)	(1)
Benefit obligation at end of year	$ 958	$2,755	$ 834	$2,331	$ 136	$ 7	$ 128	$ 6
Change in plan assets								
Fair value of plan assets at beginning of year	$ 538	$2,026	$ 517	$2,025	$ —	$—	$ —	$—
Actual return on plan assets	71	221	(7)	43	—	—	—	—
Foreign currency exchange rate changes	—	65	—	(10)	—	—	—	—
Participant contributions	—	9	—	14	5	—	5	—
Other	—	—	—	(1)	—	—	—	—
Company contributions	72	75	69	86	11	1	12	1
Settlements/transfers	—	(2)	—	(20)	—	—	—	—
Benefits paid	(45)	(157)	(41)	(111)	(16)	(1)	(17)	(1)
Fair value of plan assets at end of year	$ 636	$2,237	$ 538	$2,026	$ —	$—	$ —	$—
Funded status								
Fair value of plan assets	$ 636	$2,237	$ 538	$2,026	$ —	$—	$ —	$—
Benefit obligation	958	2,755	834	2,331	136	7	128	6
Accrued benefit cost	$(322)	$ (518)	$(296)	$ (305)	$(136)	$(7)	$(128)	$(6)
Amounts recognized in balance sheet:								
Noncurrent asset	$ —	$ 1	$ —	$ 100	$ —	$—	$ —	$—
Current liability	(6)	(5)	(6)	(6)	(11)	(1)	(12)	—
Noncurrent liability	(316)	(514)	(290)	(399)	(125)	(6)	(116)	(6)
	$(322)	$ (518)	$(296)	$ (305)	$(136)	$(7)	$(128)	$(6)

17. EMPLOYEE BENEFIT PLANS (Continued)

	Defined Benefit Plans				Other Postretirement Benefit Plans			
	2012		2011		2012		2011	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in accumulated other comprehensive loss:								
Net actuarial loss	$448	$797	$366	$562	$32	$ 1	$ 25	$ 1
Prior service cost	(42)	4	(22)	2	(8)	—	(10)	—
Transition obligation	1	—	1	—	—	—	—	—
	$407	$801	$345	$564	$24	$ 1	$ 15	$ 1

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows (dollars in millions):

	Defined Benefit Plans		Other Postretirement Benefit Plans	
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Actuarial loss	$34	$46	$ 2	$—
Prior service cost	(6)	—	(3)	—
Total	$28	$46	$(1)	$—

Components of net periodic benefit costs for the years ended December 31, 2012, 2011 and 2010 were as follows (dollars in millions):

	Defined Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2012	2011	2010	2012	2011	2010
Service cost	$ 26	$ 23	$ 21	$ 32	$ 44	$ 44
Interest cost	42	44	40	102	110	102
Expected return on plan assets	(48)	(47)	(42)	(133)	(140)	(121)
Amortization of prior service cost	(6)	(4)	(5)	(1)	(2)	(1)
Amortization of actuarial loss	21	16	11	23	16	14
Settlement loss	—	—	—	13	—	—
Special termination benefits	—	—	—	—	8	—
Net periodic benefit cost	$ 35	$ 32	$ 25	$ 36	$ 36	$ 38

17. EMPLOYEE BENEFIT PLANS (Continued)

	Other Postretirement Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2012	2011	2010	2012	2011	2010
Service cost	$ 4	$ 3	$ 3	$—	$—	$—
Interest cost	7	7	7	1	1	—
Amortization of prior service cost	(3)	(3)	(3)	—	—	—
Amortization of actuarial loss	2	2	1	—	—	—
Net periodic benefit cost	$10	$ 9	$ 8	$ 1	$ 1	$—

The amounts recognized in net periodic benefit cost and other comprehensive loss as of December 31, 2012, 2011 and 2010 were as follows (dollars in millions):

	Defined Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2012	2011	2010	2012	2011	2010
Current year actuarial loss	$103	$101	$ 16	$272	$182	$ 20
Amortization of actuarial gain	(21)	(16)	(11)	(23)	(16)	(14)
Current year prior service cost	(26)	—	—	—	(2)	—
Amortization of prior service cost	6	4	4	1	2	1
Curtailment effects	—	—	—	—	(38)	—
Settlements	—	—	—	(13)	—	—
Total recognized in other comprehensive loss	62	89	9	237	128	7
Net periodic benefit cost	35	32	25	36	36	38
Total recognized in net periodic benefit cost and other comprehensive loss	$ 97	$121	$ 34	$273	$164	$ 45

	Other Postretirement Benefit Plans					
	U.S. plans			Non-U.S. plans		
	2012	2011	2010	2012	2011	2010
Current year actuarial loss	$ 9	$ 1	$ 5	$—	$—	$—
Amortization of actuarial gain	(2)	(1)	(2)	—	—	—
Amortization of prior service cost	3	2	3	—	—	—
Total recognized in other comprehensive loss	10	2	6	—	—	—
Net periodic benefit cost	10	9	8	1	1	—
Total recognized in net periodic benefit cost and other comprehensive loss	$20	$11	$14	$ 1	$ 1	$—

17. EMPLOYEE BENEFIT PLANS (Continued)

The following weighted-average assumptions were used to determine the projected benefit obligation at the measurement date and the net periodic pension cost for the year:

	Defined Benefit Plans					
	U.S. plans			Non U.S. plans		
	2012	2011	2010	2012	2011	2010
Projected benefit obligation						
Discount rate	4.18%	5.30%	5.70%	3.38%	4.39%	4.69%
Rate of compensation increase	4.19%	3.88%	3.88%	3.34%	3.44%	3.38%
Net periodic pension cost						
Discount rate	5.30%	5.70%	5.90%	4.39%	4.69%	4.94%
Rate of compensation increase	3.88%	3.88%	3.88%	3.44%	3.38%	3.23%
Expected return on plan assets	8.00%	8.19%	8.20%	6.52%	6.62%	6.65%

	Other Postretirement Benefit Plans					
	U.S. plans			Non U.S. plans		
	2012	2011	2010	2012	2011	2010
Projected benefit obligation						
Discount rate	3.89%	5.09%	5.46%	5.79%	6.09%	6.69%
Net periodic pension cost						
Discount rate	5.09%	5.46%	5.59%	6.09%	6.69%	7.47%

In both 2012 and 2011, the health care trend rate used to measure the expected increase in the cost of benefits was assumed to be 7.5% decreasing to 5% after 2017. Assumed health care cost trend rates can have a significant effect on the amounts reported for the postretirement benefit plans. A one-percent point change in assumed health care cost trend rates would have the following effects (dollars in millions):

	Increase	Decrease
Asset category		
Effect on total of service and interest cost	$—	$ —
Effect on postretirement benefit obligation	3.6	(3.1)

The projected benefit obligation and fair value of plan assets for the defined benefit plans with projected benefit obligations in excess of plan assets as of December 31, 2012 and 2011 were as follows (dollars in millions):

	U.S. plans		Non-U.S. plans	
	2012	2011	2012	2011
Projected benefit obligation in excess of plan assets				
Projected benefit obligation	$958	$834	$2,742	$1,897
Fair value of plan assets	636	538	2,223	1,492

17. EMPLOYEE BENEFIT PLANS (Continued)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2012 and 2011 were as follows (dollars in millions):

	U.S. plans		Non-U.S. plans	
	2012	2011	2012	2011
Accumulated benefit obligation in excess of plan assets				
Projected benefit obligation	$958	$834	$1,751	$1,618
Accumulated benefit obligation	925	789	1,603	1,500
Fair value of plan assets	636	538	1,266	1,251

Expected future contributions and benefit payments are as follows (dollars in millions):

	U.S. Plans		Non-U.S. Plans	
	Defined Benefit Plans	Other Postretirement Benefit Plans	Defined Benefit Plans	Other Postretirement Benefit Plans
2013 expected employer contributions				
To plan trusts	$ 73	$11	$ 81	$1
Expected benefit payments				
2013	58	11	175	1
2014	54	11	98	1
2015	53	11	103	1
2016	55	11	105	1
2017	59	11	107	1
2018 - 2022	325	49	578	2

Our investment strategy with respect to pension assets is to pursue an investment plan that, over the long term, is expected to protect the funded status of the plan, enhance the real purchasing power of plan assets, and not threaten the plan's ability to meet currently committed obligations. Additionally, our investment strategy is to achieve returns on plan assets, subject to a prudent level of portfolio risk. Plan assets are invested in a broad range of investments. These investments are diversified in terms of domestic and international equities, both growth and value funds, including small, mid and large capitalization equities; short-term and long-term debt securities; real estate; and cash and cash equivalents. The investments are further diversified within each asset category. The portfolio diversification provides protection against a single investment or asset category having a disproportionate impact on the aggregate performance of the plan assets.

Our pension plan assets are managed by outside investment managers. The investment managers value our plan assets using quoted market prices, other observable inputs or unobservable inputs. For certain assets, the investment managers obtain third-party appraisals at least annually, which use valuation techniques and inputs specific to the applicable property, market, or geographic location. During 2012, there was a net transfer out of Level 3 assets of $7 million due to a change in the significance of unobservable inputs for several investments, which are immaterial both individually and in the aggregate. These assets are all contained within the real estate/other category.

17. EMPLOYEE BENEFIT PLANS (Continued)

We have established target allocations for each asset category. Our pension plan assets are periodically rebalanced based upon our target allocations.

The fair value of plan assets for the pension plans was $2.9 billion and $2.6 billion at December 31, 2012 and 2011, respectively. The following plan assets are measured at fair value on a recurring basis (dollars in millions):

		Fair Value Amounts Using		
Asset category	December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
U.S. pension plans:				
Equities	$ 340	$ 195	$145	$—
Fixed income	196	116	80	—
Real estate/other	89	48	—	41
Cash	11	11	—	—
Total U.S. pension plan assets	$ 636	$ 370	$225	$41
Non-U.S. pension plans:				
Equities	$ 862	$ 649	$213	$—
Fixed income	905	632	273	—
Real estate/other	357	27	303	27
Cash	113	112	1	—
Total non-U.S. pension plan assets	$2,237	$1,420	$790	$27

		Fair Value Amounts Using		
Asset category	December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
U.S. pension plans:				
Equities	$ 294	$166	$ 128	$—
Fixed income	170	106	64	—
Real estate/other	72	45	—	27
Cash	2	2	—	—
Total U.S. pension plan assets	$ 538	$319	$ 192	$27
Non-U.S. pension plans:				
Equities	$ 771	$361	$ 410	$—
Fixed income	923	304	619	—
Real estate/other	316	1	281	34
Cash	16	16	—	—
Total non-U.S. pension plan assets	$2,026	$682	$1,310	$34

17. EMPLOYEE BENEFIT PLANS (Continued)

The following table reconciles the beginning and ending balances of plan assets measured at fair value using unobservable inputs (Level 3) (dollars in millions):

Fair Value Measurements of Plan Assets Using Significant Unobservable Inputs (Level 3)	Real Estate/Other	
	Year ended December 31, 2012	Year ended December 31, 2011
Balance at beginning of period	$61	$52
Return on pension plan assets	4	(1)
Purchases, sales and settlements	10	10
Transfers in (out) of Level 3	(7)	—
Balance at end of period	$68	$61

Fair Value Measurements of Plan Assets Using Significant Unobservable Inputs (Level 3)	Fixed Income	
	Year ended December 31, 2012	Year ended December 31, 2011
Balance at beginning of period	$—	$ 1
Purchases, sales and settlements	—	(1)
Balance at end of period	$—	$—

Based upon historical returns, the expectations of our investment committee and outside advisors, the expected long-term rate of return on the pension assets is estimated to be between 6.52% and 8.20%. The asset allocation for our pension plans at December 31, 2012 and 2011 and the target allocation for 2013, by asset category are as follows:

Asset category	Target Allocation 2013	Allocation at December 31, 2012	Allocation at December 31, 2011
U.S. pension plans:			
Equities	54%	53%	55%
Fixed income	32%	31%	32%
Real estate/other	14%	14%	13%
Cash	—	2%	—
Total U.S. pension plans	100%	100%	100%
Non-U.S. pension plans:			
Equities	40%	38%	38%
Fixed income	40%	41%	46%
Real estate/other	19%	20%	15%
Cash	1%	1%	1%
Total non-U.S. pension plans	100%	100%	100%

Equity securities in our pension plans did not include any equity securities of our Company or our affiliates at the end of 2012.

17. EMPLOYEE BENEFIT PLANS (Continued)

DEFINED CONTRIBUTION PLANS

We have a money purchase pension plan covering substantially all of our domestic employees who were hired prior to January 1, 2004. Employer contributions are made based on a percentage of employees' earnings (ranging up to 8%).

We also have a salary deferral plan covering substantially all U.S. employees. Plan participants may elect to make voluntary contributions to this plan up to a specified amount of their compensation. We contribute an amount equal to one-half of the participant's contribution, not to exceed 2% of the participant's compensation.

Along with the introduction of the cash balance formula within our defined benefit pension plan, the money purchase pension plan was closed to new hires. At the same time, our match in the salary deferral plan was increased, for new hires, to a 100% match, not to exceed 4% of the participant's compensation, once the participant has achieved six years of service with our Company.

Our total combined expense for the above defined contribution plans for each of the years ended December 31, 2012, 2011 and 2010 was $14 million.

SUPPLEMENTAL SALARY DEFERRAL PLAN AND SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Huntsman Supplemental Savings Plan ("Huntsman SSP") is a non-qualified plan covering key management employees and allows participants to defer amounts that would otherwise be paid as compensation. The participant can defer up to 75% of their salary and bonus each year. This plan also provides benefits that would be provided under the Huntsman Salary Deferral Plan if that plan were not subject to legal limits on the amount of contributions that can be allocated to an individual in a single year. The Huntsman SSP was amended and restated effective as of January 1, 2005 to allow eligible executive employees to comply with Section 409A of the Internal Revenue Code of 1986.

The Huntsman Supplemental Executive Retirement Plan (the "SERP") is an unfunded non-qualified pension plan established to provide certain executive employees with benefits that could not be provided, due to legal limitations, under the Huntsman Defined Benefit Pension Plan, a qualified defined benefit pension plan, and the Huntsman Money Purchase Pension Plan, a qualified money purchase pension plan.

Assets of these plans are included in other noncurrent assets and as of December 31, 2012 and 2011 were $14 million and $12 million, respectively. During each of the years ended December 31, 2012, 2011 and 2010 we expensed a total of $1 million as contributions to the Huntsman SSP and the SERP.

STOCK-BASED INCENTIVE PLAN

In connection with the initial public offering of common and preferred stock on February 16, 2005, we adopted the Huntsman Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, nonvested stock, phantom stock, performance awards and other stock-based awards to our employees, directors and consultants and to employees and consultants of our subsidiaries, provided that incentive stock options may be granted solely to employees. As of December 31, 2012 we are authorized to grant

17. EMPLOYEE BENEFIT PLANS (Continued)

up to 32.6 million shares under the Stock Incentive Plan. See "Note 22. Stock-Based Compensation Plan."

INTERNATIONAL PLANS

International employees are covered by various post employment arrangements consistent with local practices and regulations. Such obligations are included in the consolidated financial statements in other long-term liabilities.

18. INCOME TAXES

The following is a summary of U.S. and non-U.S. provisions for current and deferred income taxes (dollars in millions):

	Year ended December 31,		
	2012	2011	2010
Income tax expense (benefit):			
U.S.			
Current	$156	$ 69	$(35)
Deferred	17	4	47
Non-U.S.			
Current	51	63	41
Deferred	(55)	(27)	(24)
Total	$169	$109	$ 29

The following schedule reconciles the differences between the U.S. federal income taxes at the U.S. statutory rate to our provision (benefit) for income taxes (dollars in millions):

	Year ended December 31,		
	2012	2011	2010
Income from continuing operations before income taxes	$547	$360	$ 20
Expected tax expense at U.S. statutory rate of 35%	$192	$126	$ 7
Change resulting from:			
State tax expense (benefit) net of federal benefit	15	7	(4)
Non-U.S. tax rate differentials	1	6	(16)
Effects of non-U.S. operations	(2)	8	22
U.S. domestic manufacturing deduction	(16)	(5)	—
Unrealized currency exchange gains and losses	11	(5)	(6)
Effect of tax holidays	(12)	(1)	2
U.S. foreign tax credits, net of associated income and taxes	(21)	(4)	—
Portion of Convertible Note loss on early extinguishment of debt treated as equity repurchase for tax purposes	—	—	43
Tax authority audits and dispute resolutions	5	4	(16)
Change in valuation allowance	(11)	(16)	(19)
Other, net	7	(11)	16
Total income tax expense	$169	$109	$ 29

18. INCOME TAXES (Continued)

On September 8, 2009, we announced the closure of our Australia styrenics operations. U.S. tax law, under our relevant facts, provides for a deduction on investments that are "worthless" for U.S. tax purposes. Therefore, during 2012, 2011, and 2010, we recorded tax benefits of $3 million, $2 million and $28 million, respectively, in discontinued operations related to the closure of and the cumulative U.S. investments in our Australia styrenics business.

We operate in 42 non-U.S. tax jurisdictions, and there is no specific country where our operations earn a predominant amount of our off-shore earnings. While the vast majority of these countries have income tax rates that are lower than the U.S. statutory rate, the operating losses we incur in some of our non-U.S. jurisdictions mitigate the amount of tax rate benefit we would otherwise realize from these tax rate differentials.

During 2012, we were granted a tax holiday for the period from January 1, 2012 through December 31, 2016 with respect to certain income from products manufactured by our Pigments segment in Malaysia. We are required to make certain investments in order to enjoy the benefits of the tax holiday, and we intend to make these investments.

The components of income from continuing operations before income taxes were as follows (dollars in millions):

	Year ended December 31,		
	2012	2011	2010
U.S.	$482	$256	$(126)
Non-U.S.	65	104	146
Total	$547	$360	$ 20

18. INCOME TAXES (Continued)

Components of deferred income tax assets and liabilities were as follows (dollars in millions):

	December 31,	
	2012	2011
Deferred income tax assets:		
Net operating loss carryforwards	$ 819	$ 783
Pension and other employee compensation	289	256
Property, plant and equipment	69	77
Intangible assets	34	36
Foreign tax credits	71	46
Other, net	107	139
Total	$1,389	$1,337
Deferred income tax liabilities:		
Property, plant and equipment	$ (551)	$ (549)
Pension and other employee compensation	—	(25)
Other, net	(88)	(108)
Total	$ (639)	$ (682)
Net deferred tax asset before valuation allowance	$ 750	$ 655
Valuation allowance	(736)	(756)
Net deferred tax asset (liability)	$ 14	$ (101)
Current deferred tax asset	$ 51	$ 20
Current deferred tax liability	(38)	(7)
Non-current deferred tax asset	229	195
Non-current deferred tax liability	(228)	(309)
Net deferred tax asset (liability)	$ 14	$ (101)

We have net operating loss carryforwards ("NOLs") of $2,893 million in various non-U.S. jurisdictions. While the majority of the non-U.S. NOLs have no expiration date, $1,327 million have a limited life (of which $1,127 million are subject to a valuation allowance) and $17 million are scheduled to expire in 2013 (all of which are subject to a valuation allowance). We had no NOLs expire unused in 2012.

Included in the $2,893 million of non-U.S. NOLs is $860 million attributable to our Luxembourg entities. As of December 31, 2012, there is a valuation allowance of $222 million against these net tax-effected NOLs of $247 million. Due to the uncertainty surrounding the realization of the benefits of these losses, we have reduced substantially all of the related deferred tax asset with a valuation allowance.

Valuation allowances are reviewed each period on a tax jurisdiction by jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of businesses

18. INCOME TAXES (Continued)

and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future.

During 2012, we released valuation allowances of $24 million on a portion of our net deferred tax assets in China, in certain U.S. states and in Luxembourg, and we established valuation allowances of $23 million on certain net deferred tax assets in the U.S., India and Indonesia.

Primarily as a result of a cumulative history of operating profits, we released certain valuation allowances in China and in certain U.S. state tax jurisdictions of $9 million and $2 million, respectively. Additionally, a partial valuation allowance release was recognized in Luxembourg for $12 million as a result of significant changes in estimated future taxable income resulting from changed circumstances.

During 2012, we amended certain prior year U.S. federal income tax filings and claimed $31 million of additional U.S. foreign tax credits. Due to uncertainty regarding our ability to actually utilize these credits before they expire in 2015, we established a partial valuation allowance of $21 million against the incremental deferred tax asset.

During 2011, we released valuation allowances of $27 million on certain net deferred tax assets in France and Spain (as a result of recent profitability in our Pigments business), Singapore (as a result of a cumulative history of operating profits), Australia (as a result of discontinuing the unprofitable portion of the business operations in that country) and Luxembourg (as a result of restructuring our internal treasury activities such that a portion of the deferred tax assets is more likely than not to be realized). During 2010, we released valuation allowances of $20 million on certain net deferred tax assets, principally in Australia (as a result of discontinuing the unprofitable portion of the business operations in that country) and Luxembourg (as a result of restructuring our internal treasury activities such that a portion of the deferred tax assets is more likely than not to be realized).

Uncertainties regarding expected future income in certain jurisdictions could affect the realization of deferred tax assets in those jurisdictions and result in additional valuation allowances in future periods.

18. INCOME TAXES (Continued)

The following is a summary of changes in the valuation allowance (dollars in millions):

	2012	2011	2010
Valuation allowance as of January 1	$756	$797	$842
Valuation allowance as of December 31	736	756	797
Net decrease	20	41	45
Foreign currency movements	7	(30)	1
(Decrease) increase to deferred tax assets with an offsetting (decrease) increase to valuation allowances	(16)	5	(27)
Change in valuation allowance per rate reconciliation	$ 11	$ 16	$ 19
Components of change in valuation allowance affecting tax expense:			
Pre-tax losses in jurisdictions with valuation allowances resulting in no tax expense or benefit	$ 10	$ (6)	$ (1)
Releases of valuation allowances in various jurisdictions	24	27	20
Establishments of valuation allowances in various jurisdictions	(23)	(5)	—
Change in valuation allowance per rate reconciliation	$ 11	$ 16	$ 19

The following is a reconciliation of our unrecognized tax benefits (dollars in millions):

	2012	2011
Unrecognized tax benefits as of January 1	$39	$43
Gross increases and decreases—tax positions taken during a prior period	15	(3)
Gross increases and decreases—tax positions taken during the current period	9	3
Decreases related to settlements of amounts due to tax authorities	(3)	—
Reductions resulting from the lapse of statutes of limitation	(3)	(4)
Foreign currency movements	—	—
Unrecognized tax benefits as of December 31	$57	$39

As of December 31, 2012 and 2011, the amount of unrecognized tax benefits which, if recognized, would affect the effective tax rate is $37 million and $31 million, respectively.

In accordance with our accounting policy, we continue to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense.

	Year ended December 31,		
	2012	2011	2010
Interest expense included in tax expense	$(1)	$ 5	$ 1
Penalties expense included in tax expense	—	—	—

18. INCOME TAXES (Continued)

	December 31, 2012	December 31, 2011
Accrued liability for interest	$10	$13
Accrued liability for penalties	1	2

We conduct business globally and, as a result, we file income tax returns in U.S. federal, various U.S. state and various non-U.S. jurisdictions. The following table summarizes the tax years that remain subject to examination by major tax jurisdictions:

Tax Jurisdiction	Open Tax Years
China	2001 and later
France	2002 and later
India	2004 and later
Italy	2008 and later
Malaysia	2003 and later
Switzerland	2006 and later
The Netherlands	2007 and later
United Kingdom	2009 and later
United States federal	2011 and later

Certain of our U.S. and non-U.S. income tax returns are currently under various stages of audit by applicable tax authorities and the amounts ultimately agreed upon in resolution of the issues raised may differ materially from the amounts accrued.

We estimate that it is reasonably possible that certain of our non-U.S. unrecognized tax benefits could change within 12 months of the reporting date with a resulting decrease in the unrecognized tax benefits within a reasonably possible range of $1 million to $19 million. For the 12-month period from the reporting date, we would expect that a substantial portion of the decrease in our unrecognized tax benefits would result in no corresponding benefit to our income tax expense.

During 2012, we concluded and settled tax examinations in the U.S. (both federal and various states) and various non-U.S. jurisdictions including, but not limited to, Hong Kong, Thailand and Japan. During 2011, we concluded and effectively settled tax examinations in the U.S. (both federal and various states) and various non-U.S. jurisdictions including, but not limited to, Australia, China, France and Germany. During 2010, we concluded and settled tax examinations in the U.S. (both federal and various states) and various non-U.S. jurisdictions including, but not limited to, Belgium, Spain, Indonesia, Thailand and the U.K.

For non-U.S. entities that were not treated as branches for U.S. tax purposes, we do not provide for income taxes on the undistributed earnings of these subsidiaries as earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. The undistributed earnings of foreign subsidiaries that are deemed to be permanently invested were approximately $215 million at December 31, 2012. It is not practicable to determine the unrecognized deferred tax liability on those earnings. We have material inter-company debt obligations owed by our non-U.S. subsidiaries to the U.S. We do not intend to repatriate earnings to the U.S. via dividend based on estimates of future domestic cash generation and our ability to return cash to the U.S. through payments of inter-company debt owned by our non-U.S. subsidiaries to the U.S. To the extent that cash is required in the U.S., rather than repatriate earnings to the U.S. via dividend, we expect to utilize our inter-company debt. If any earnings were repatriated via dividend, we would need to accrue and pay taxes on the distributions.

19. COMMITMENTS AND CONTINGENCIES

Purchase Commitments

We have various purchase commitments extending through 2023 for materials, supplies and services entered into in the ordinary course of business. Included in the purchase commitments table below are contracts which require minimum volume purchases that extend beyond one year or are renewable annually and have been renewed for 2012. Certain contracts allow for changes in minimum required purchase volumes in the event of a temporary or permanent shutdown of a facility. To the extent the contract requires a minimum notice period, such notice period has been included in the table below. The contractual purchase prices for substantially all of these contracts are variable based upon market prices, subject to annual negotiations. We have estimated our contractual obligations by using the terms of our 2012 pricing for each contract. We also have a limited number of contracts which require a minimum payment even if no volume is purchased. We believe that all of our purchase obligations will be utilized in our normal operations. For each of the years ended December 31, 2012, 2011 and 2010, we made minimum payments of nil under such take or pay contracts without taking the property.

Total purchase commitments as of December 31, 2012 are as follows (dollars in millions):

Year ending December 31	
2013	$1,138
2014	435
2015	237
2016	59
2017	59
Thereafter	30
	$1,958

Operating Leases

We lease certain railcars, aircraft, equipment and facilities under long-term lease agreements. The total expense recorded under operating lease agreements in the accompanying consolidated statements of operations is approximately $79 million, $83 million and $62 million for 2012, 2011 and 2010, respectively, net of sublease rentals of approximately $4 million for each of 2012, 2011 and 2010, respectively.

Future minimum lease payments under operating leases as of December 31, 2012 are as follows (dollars in millions):

Year ending December 31	
2013	$ 79
2014	68
2015	53
2016	45
2017	40
Thereafter	60
	$345

19. COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum lease payments have not been reduced by minimum sublease rentals of $57 million due in the future under noncancelable subleases.

LEGAL MATTERS

Asbestos Litigation

We have been named as a "premises defendant" in a number of asbestos exposure cases, typically claims by nonemployees of exposure to asbestos while at a facility. In the past, these cases typically have involved multiple plaintiffs bringing actions against multiple defendants, and the complaints have not indicated which plaintiffs were making claims against which defendants, where or how the alleged injuries occurred or what injuries each plaintiff claimed. These facts, which would be central to any estimate of probable loss, generally have been learned only through discovery.

Where a claimant's alleged exposure occurred prior to our ownership of the relevant "premises," the prior owners generally have contractually agreed to retain liability for, and to indemnify us against, asbestos exposure claims. This indemnification is not subject to any time or dollar amount limitations. Upon service of a complaint in one of these cases, we tender it to the prior owner. Rarely do the complaints in these cases state the amount of damages being sought. The prior owner accepts responsibility for the conduct of the defense of the cases and payment of any amounts due to the claimants. In our nineteen-year experience with tendering these cases, we have not made any payment with respect to any tendered asbestos cases. We believe that the prior owners have the intention and ability to continue to honor their indemnity obligations, although we cannot assure you that they will continue to do so or that we will not be liable for these cases if they do not.

The following table presents for the periods indicated certain information about cases for which service has been received that we have tendered to the prior owner, all of which have been accepted.

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Unresolved at beginning of period	1,080	1,116	1,138
Tendered during period	3	10	24
Resolved during period(1)	3	46	46
Unresolved at end of period	1,080	1,080	1,116

(1) Although the indemnifying party informs us when tendered cases have been resolved, it generally does not inform us of the settlement amounts relating to such cases, if any. The indemnifying party has informed us that it typically manages our defense together with the defense of other entities in such cases and resolves claims involving multiple defendants simultaneously, and that it considers the allocation of settlement amounts, if any, among defendants to be confidential and proprietary. Consequently, we are not able to provide the number of cases resolved with payment by the indemnifying party or the amount of such payments.

We have never made any payments with respect to these cases. As of December 31, 2012, we had an accrued liability of approximately $10 million relating to these cases and a corresponding receivable of approximately $10 million relating to our indemnity protection with respect to these cases. We

19. COMMITMENTS AND CONTINGENCIES (Continued)

cannot assure you that our liability will not exceed our accruals or that our liability associated with these cases would not be material to our financial condition, results of operations or liquidity; accordingly, we are not able to estimate the amount or range of loss in excess of our accruals. Additional asbestos exposure claims may be made against us in the future, and such claims could be material. However, because we are not able to estimate the amount or range of losses associated with such claims, we have made no accruals with respect to unasserted asbestos exposure claims as of December 31, 2012.

Certain cases in which we are a premises defendant are not subject to indemnification by prior owners or operators. However, we may be entitled to insurance or other recoveries in some of these cases. The following table presents for the periods indicated certain information about these cases. Cases include all cases for which service has been received by us. Certain prior cases that were filed in error against us have been dismissed.

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Unresolved at beginning of period	36	37	39
Filed during period	21	11	5
Resolved during period	7	12	7
Unresolved at end of period	50	36	37

We paid gross settlement costs for asbestos exposure cases that are not subject to indemnification of $559,000, $584,000 and $201,000 during the years ended December 31, 2012, 2011 and 2010, respectively. As of December 31, 2012, we had no accrual relating to these cases. We cannot assure you that our liability will not exceed our accruals or that our liability associated with these cases would not be material to our financial condition, results of operations or liquidity; accordingly, we are not able to estimate the amount or range of loss in excess of our accruals. Additional asbestos exposure claims may be made against us in the future, and such claims could be material. However, because we are not able to estimate the amount or range of losses associated with such claims, we have made no accruals with respect to unasserted asbestos exposure claims as of December 31, 2012.

Antitrust Matters

We have been named as a defendant in two class action civil antitrust suits filed on February 9 and 12, 2010 in the U.S. District Court for the District of Maryland alleging that we and our co-defendants and other co-conspirators conspired to fix prices of titanium dioxide sold in the U.S. between at least March 1, 2002 and the present. The suits were subsequently consolidated. The other defendants named in this matter are DuPont, Kronos and Millennium. On August 28, 2012, the court certified a class consisting of all U.S. customers who purchased titanium dioxide directly from defendants since February 1, 2003, and notice was given to putative class members the week of January 14, 2013 after the Court of Appeals for the Fourth Circuit denied our petition to appeal the order certifying the class. Trial is set to begin September 9, 2013.

The plaintiffs seek to recover on behalf of the class injunctive relief, treble damages, costs of suit and attorneys fees. We are not aware of any illegal conduct by us or any of our employees. Nevertheless, we have incurred costs relating to these claims and could incur additional costs in

19. COMMITMENTS AND CONTINGENCIES (Continued)

amounts material to us. Because of the overall complexity of these cases, we are unable to reasonably estimate any possible loss or range of loss with respect to these claims.

Product Delivery Claim

We have been notified by a customer of potential claims related to our allegedly delivering a different product from that which it had ordered. Our customer claims that it was unaware that the different product had been delivered until after it had been used to manufacture materials which were subsequently sold. Originally, the customer stated that it had been notified of claims of up to an aggregate of €153 million (approximately $202 million) relating to this matter and believed that we may be responsible for all or a portion of these potential claims. Our customer has since resolved some of these claims and the aggregate amount of the current claims is now approximately €113 million (approximately $149 million). Based on the facts currently available to us, we believe that we are insured for any liability we may ultimately have in excess of $10 million. However, no assurance can be given regarding our ultimate liability or costs to us. We believe the range of possible loss to our Company in this matter to be between €0 and €113 million and have made no accrual with respect to this matter.

Indemnification Matter

On July 3, 2012, Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC, or the banks, demanded that we indemnify them for claims brought by certain MatlinPatterson entities that were formerly our shareholders, the plaintiffs, in litigation filed June 19, 2012 in the 9th District Court in Montgomery County, Texas. The banks assert that they are entitled to indemnification pursuant to the Agreement of Compromise and Settlement between the banks and our Company, dated June 22, 2009, wherein the banks and our Company settled claims that we brought relating to the failed merger with Hexion. The plaintiffs claim that the banks knowingly made materially false representations about the nature of the financing for the acquisition of our Company by Hexion and that they suffered substantial losses to their 19 million shares of our common stock as a result of the banks' misrepresentations. The plaintiffs are asserting statutory fraud, common law fraud and aiding and abetting statutory fraud and are seeking actual damages, exemplary damages, costs and attorney's fees, pre-judgment and post-judgment interest. We denied the banks' indemnification demand. On December 21, 2012, the court dismissed the plaintiffs' claims, and the appeal deadline is 90 days after entry of the order. The plaintiffs filed a motion for reconsideration before the trial court on January 18, 2013.

Other Proceedings

We are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in this report, we do not believe that the outcome of any of these matters will have a material effect on our financial condition, results of operations or liquidity.

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

Environmental, Health and Safety Matters

General

We are subject to extensive federal, state, local and international laws, regulations, rules and ordinances relating to safety, pollution, protection of the environment, product management and distribution, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, we are subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. In addition, our production facilities require operating permits that are subject to renewal, modification and, in certain circumstances, revocation. Actual or alleged violations of safety laws, environmental laws or permit requirements could result in restrictions or prohibitions on plant operations or product distribution, substantial civil or criminal sanctions, as well as, under some environmental laws, the assessment of strict liability and/or joint and several liability. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities.

Environmental, Health and Safety Systems

We are committed to achieving and maintaining compliance with all applicable EHS legal requirements, and we have developed policies and management systems that are intended to identify the multitude of EHS legal requirements applicable to our operations, enhance compliance with applicable legal requirements, ensure the safety of our employees, contractors, community neighbors and customers and minimize the production and emission of wastes and other pollutants. Although EHS legal requirements are constantly changing and are frequently difficult to comply with, these EHS management systems are designed to assist us in our compliance goals while also fostering efficiency and improvement and reducing overall risk to us.

EHS Capital Expenditures

We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the years ended December 31, 2012, 2011 and 2010, our capital expenditures for EHS matters totaled $105 million, $92 million, and $85 million, respectively. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to year and we cannot provide assurance that our recent expenditures are indicative of future amounts we may spend related to EHS and other applicable laws.

Remediation Liabilities

We have incurred, and we may in the future incur, liability to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

Under CERCLA and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France and Australia, can hold past owners and/or operators liable for remediation at former facilities. Currently, there are approximately 10 former facilities or third-party sites in the U.S. for which we have been notified of potential claims against us for cleanup liabilities, including, but not limited to, sites listed under CERCLA. Based on current information and past experiences at other CERCLA sites, we do not expect these third-party claims to have a material impact on our consolidated financial statements.

One of these sites, the North Maybe Canyon Mine site, involves a former phosphorous mine near Soda Springs, Idaho, which is believed to have been operated by a predecessor company to us. In 2004, the U.S. Forest Service notified us that we are a CERCLA PRP for contaminated surface water at the site. In February 2010, we and Wells Cargo (another PRP) agreed to conduct a Remedial Investigation/Feasibility Study of a portion of the site and are currently engaged in that process. At this time, we are unable to reasonably estimate our potential liabilities at this site.

In addition, under RCRA and similar state laws, we may be required to remediate contamination originating from our properties as a condition to our hazardous waste permit. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal. We are aware of soil, groundwater or surface contamination from past operations at some of our sites, and we may find contamination at other sites in the future. For example, our Port Neches, Texas, and Geismar, Louisiana, facilities are the subject of ongoing remediation requirements imposed under RCRA. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities, such as Australia, India, France, Hungary and Italy.

By letter dated March 7, 2006, our former Base Chemicals and Polymers facility in West Footscray, Australia, was issued a clean-up notice by EPA Victoria due to concerns about soil and groundwater contamination emanating from the site. On August 23, 2010, EPA Victoria revoked the second clean-up notice and issued a revised notice that included a requirement for financial assurance for the remediation. We have reached agreement with the agency that a mortgage on the land will be held by the agency as financial surety during the period covered by the current clean-up notice, which ends on July 30, 2014. As of December 31, 2012, we had an accrued liability of $29 million related to estimated environmental remediation costs at this site. We can provide no assurance that the agency will not seek to institute additional requirements for the site or that additional costs will not be associated with the clean up.

Environmental Reserves

We have accrued liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are calculated using present value techniques as appropriate and are based upon requirements placed upon us by regulators, available facts, existing technology and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. We had accrued $34 million and

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

$36 million for environmental liabilities as of December 31, 2012 and 2011, respectively. Of these amounts, $10 million and $7 million were classified as accrued liabilities in our consolidated balance sheets as of December 31, 2012 and 2011, respectively, and $24 million and $29 million were classified as other noncurrent liabilities in our consolidated balance sheets as of December 31, 2012 and 2011, respectively. In certain cases, our remediation liabilities may be payable over periods of up to 30 years. We may incur losses for environmental remediation in excess of the amounts accrued; however, we are not able to estimate the amount or range of such potential excess.

Regulatory Developments

The EU regulatory framework for chemicals, called "REACH", became effective in 2007 and is designed to be phased in gradually over 11 years. As a REACH-regulated company that manufactures in or imports more than one metric ton per year of a chemical substance into the European Economic Area, we were required to pre-register with the ECHA, such chemical substances and isolated intermediates to take advantage of the 11 year phase-in period. To meet our compliance obligations, a cross-business REACH team was established, through which we were able to fulfill all required pre-registrations and our first phase registrations by the November 30, 2010 deadline. While we continue our registration efforts to meet the next registration deadline of May 31, 2013, our REACH implementation team is now strategically focused on the authorization phase of the REACH process, directing its efforts to address "Substances of Very High Concern" and evaluating potential business implications. Where warranted, evaluation of substitute chemicals will be an important element of our ongoing manufacturing sustainability efforts. As a chemical manufacturer with global operations, we are also actively monitoring and addressing analogous regulatory regimes being considered or implemented outside of the EU, e.g. Korea and Taiwan.

Although the total long-term cost for REACH compliance is unknown at this time, we spent approximately $8 million, $5 million and $9 million in 2012, 2011 and 2010, respectively, to meet the initial REACH requirements. We cannot provide assurance that these recent expenditures are indicative of future amounts that we may be required to spend for REACH compliance.

Greenhouse Gas Regulation

Globally, our operations are increasingly subject to regulations that seek to reduce emissions of GHGs, such as carbon dioxide and methane, which may be contributing to changes in the Earth's climate. At the most recent negotiations of the Conference of the Parties to the Kyoto Protocol, a limited group of nations, including the EU, agreed to a second commitment period for the Kyoto Protocol, an international treaty that provides for reductions in GHG emissions. More significantly, the European Union GHG Emissions Trading System, established pursuant to the Kyoto Protocol to reduce GHG emissions in the EU, has just entered its third phase and ongoing reforms at the EU level—including measures to prop up carbon credit prices and ban the use of certain types of certified emission reductions—may increase our operating costs. Australia has also adopted a carbon trading system that has been recognized for formal linkage with the EU trading system by 2018. Australia's GHG cap-and-trade program may impose compliance obligations upon our operations that may increase our operating costs. In the United States, California has commenced the first compliance period of its cap-and-trade program.

20. ENVIRONMENTAL, HEALTH AND SAFETY MATTERS (Continued)

Federal climate change legislation in the United States appears unlikely in the near-term. As a result, domestic efforts to curb GHG emissions will be led by the EPA's GHG regulations and the efforts of states. To the extent that our domestic operations are subject to the EPA's GHG regulations, we may face increased capital and operating costs associated with new or expanded facilities. Expansions of our existing facilities or construction of new facilities may be subject to the Clean Air Act's Prevention of Significant Deterioration requirements under the EPA's GHG "Tailoring Rule." Our facilities are also subject to the EPA's Mandatory Reporting of Greenhouse Gases rule, and the collection and reporting of GHG data may increase our operational costs.

Under a consent decree with states and environmental groups, the EPA is due to propose new source performance standards (NSPS) for GHG emissions from refineries. These standards could significantly increase the costs of constructing or adding capacity to refineries and may ultimately increase the costs or decrease the supply of refined products. Either of these events could have an adverse effect on our business.

We are already managing and reporting GHG emissions, to varying degrees, as required by law for our sites in locations subject to Kyoto Protocol obligations and/or EU emissions trading scheme requirements. Although these sites are subject to existing GHG legislation, few have experienced or anticipate significant cost increases as a result of these programs, although it is possible that GHG emission restrictions may increase over time. Potential consequences of such restrictions include capital requirements to modify assets to meet GHG emission restrictions and/or increases in energy costs above the level of general inflation, as well as direct compliance costs. Currently, however, it is not possible to estimate the likely financial impact of potential future regulation on any of our sites.

Finally, it should be noted that some scientists have concluded that increasing concentrations of GHG in the earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events. If any of those effects were to occur, they could have an adverse effect on our assets and operations.

Port Neches Flaring Matter

As part of the EPA's national enforcement initiative on flaring operations and by letter dated October 12, 2012, the DOJ notified us that we were in violation of the CAA based on our response to a 2010 CAA Section 114 Information Request. The EPA has used the enforcement initiative to bring similar actions against refiners and other chemical manufacturers. Specifically, the EPA alleged violations of flare operations at our Port Neches, Texas facility from 2007-2012 against us that were not consistent with good pollution control practice and not in compliance with certain flare-related regulations. As a result of these findings, EPA referred this matter to the DOJ. We have been engaged in discussions with the DOJ and the EPA regarding these violations and are in the process of reviewing their allegations and assessing their claims. We are currently unable to determine the likelihood or magnitude of potential penalty or injunctive relief that may be incurred in resolving this matter.

21. HUNTSMAN CORPORATION STOCKHOLDERS' EQUITY

Share Repurchase Program

Effective August 5, 2011, our Board of Directors authorized our Company to repurchase up to $100 million in shares of our common stock. Repurchases under this program may be made through

21. HUNTSMAN CORPORATION STOCKHOLDERS' EQUITY (Continued)

the open market or in privately negotiated transactions, and repurchases may be commenced or suspended from time to time without prior notice. Shares of common stock acquired through the repurchase program are held in treasury at cost. During 2011, we acquired approximately four million shares of our outstanding common stock for approximately $50 million under the repurchase program. During 2012, we did not repurchase any shares of our outstanding common stock under the repurchase program. As of December 31, 2012, there remained approximately $50 million of the amount authorized under the program that could be used for stock repurchases.

Dividends on Common Stock

The following tables represent dividends on common stock for our Company for the years ended December 31, (dollars in millions, except per share payment amounts):

	2012		
Payment date	**Record date**	**Per share payment amount**	**Total amount paid**
March 30, 2012	March 15, 2012	$0.10	$24
June 29, 2012	June 15, 2012	0.10	24
September 28, 2012	September 14, 2012	0.10	24
December 31, 2012	December 14, 2012	0.10	24
Total			$96

	2011		
Payment date	**Record date**	**Per share payment amount**	**Total amount paid**
March 31, 2011	March 15, 2011	$0.10	$24
June 30, 2011	June 15, 2011	0.10	24
September 30, 2011	September 15, 2011	0.10	24
December 30, 2011	December 15, 2011	0.10	24
Total			$96

	2010		
Payment date	**Record date**	**Per share payment amount**	**Total amount paid**
March 31, 2010	March 15, 2010	$0.10	$24
June 30, 2010	June 15, 2010	0.10	24
September 30, 2010	September 15, 2010	0.10	24
December 31, 2010	December 15, 2010	0.10	24
Total			$96

22. STOCK-BASED COMPENSATION PLAN

Under the Stock Incentive Plan, a plan approved by stockholders, we may grant non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, phantom stock, performance awards and other stock-based awards to our employees, directors and consultants and to

22. STOCK-BASED COMPENSATION PLAN (Continued)

employees and consultants of our subsidiaries, provided that incentive stock options may be granted solely to employees. The terms of the grants are fixed at the grant date. As of December 31, 2012 we were authorized to grant up to 32.6 million shares under the Stock Incentive Plan. As of December 31, 2012, we had 8 million shares remaining under the Stock Incentive Plan available for grant. Option awards have a maximum contractual term of 10 years and generally must have an exercise price at least equal to the market price of our common stock on the date the option award is granted. Stock- based awards generally vest over a three-year period.

The compensation cost from continuing operations under the Stock Incentive Plan was as follows (dollars in millions):

	Year ended December 31,		
	2012	2011	2010
Compensation cost	$ 27	$ 24	$ 27

The total income tax benefit recognized in the statement of operations for stock-based compensation arrangements was $6 million, $6 million and $8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes valuation model that uses the assumptions noted in the following table. Expected volatilities are based on the historical volatility of our common stock through the grant date. The expected term of options granted was estimated based on the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior. The risk-free rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions noted below represent the weighted averages of the assumptions utilized for all stock options granted during the year.

	Year ended December 31,		
	2012	2011	2010
Dividend yield	3.0%	2.3%	3.0%
Expected volatility	65.3%	65.6%	69.0%
Risk-free interest rate	1.3%	2.8%	3.1%
Expected life of stock options granted during the period	6.6 years	6.6 years	6.6 years

22. STOCK-BASED COMPENSATION PLAN (Continued)

Stock Options

A summary of stock option activity under the Stock Incentive Plan as of December 31, 2012 and changes during the year then ended is presented below:

Option Awards	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(years)	(in millions)
Outstanding at January 1, 2012	10,345	$13.83		
Granted	1,363	13.41		
Exercised	(902)	3.37		
Forfeited	(289)	19.48		
Outstanding at December 31, 2012	10,517	14.52	5.4	$42
Exercisable at December 31, 2012	8,390	14.56	4.5	39

The weighted-average grant-date fair value of stock options granted during 2012, 2011 and 2010 was $6.36, $9.17 and $6.97 per option, respectively. As of December 31, 2012, there was $9 million of total unrecognized compensation cost related to nonvested stock option arrangements granted under the Stock Incentive Plan. That cost is expected to be recognized over a weighted-average period of approximately 1.4 years.

During the years ended December 31, 2012, 2011 and 2010, the total intrinsic value of stock options exercised was $10 million, $19 million and $14 million, respectively.

Nonvested shares

Nonvested shares granted under the Stock Incentive Plan consist of restricted stock, which is accounted for as an equity award, and phantom stock, which is accounted for as a liability award because it can be settled in either stock or cash. A summary of the status of our nonvested shares as of December 31, 2011 and changes during the year then ended is presented below:

	Equity Awards		Liability Awards	
	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
	(in thousands)		(in thousands)	
Nonvested at January 1, 2012	2,287	$ 9.92	1,100	$ 9.42
Granted	934	13.41	383	13.41
Vested	(1,402)(1)	7.09	(760)	6.53
Forfeited	(30)	15.27	(85)	15.16
Nonvested at December 31, 2012	1,789	13.87	638	14.50

(1) As of December 31, 2012, a total of 516,338 restricted stock units were vested, of which 72,161 vested during 2012. Only 176,327 of these shares have been reflected as vested shares in this table because, in accordance with the restricted stock unit agreements, shares of common stock are not issued for vested restricted stock units until termination of employment.

22. STOCK-BASED COMPENSATION PLAN (Continued)

As of December 31, 2012, there was $18 million of total unrecognized compensation cost related to nonvested share compensation arrangements granted under the Stock Incentive Plan. That cost is expected to be recognized over a weighted-average period of approximately 1.5 years. The value of share awards that vested during the years ended December 31, 2012, 2011 and 2010 was $21 million, $23 million and $18 million, respectively.

23. OTHER COMPREHENSIVE LOSS

Other comprehensive (loss) income consisted of the following (dollars in millions):

	December 31,				
	2012		2011		2010
	Accumulated loss	Loss	Accumulated loss	Loss	Loss
Foreign currency translation adjustments, net of tax of $20 and $24 as of December 31, 2012 and 2011, respectively	$ 269	$ 51	$ 218	$ (80)	$ 24
Pension and other postretirement benefits adjustments, net of tax of $197 and $124 as of December 31, 2012 and 2011, respectively	(1,036)	(236)	(800)	(187)	(33)
Other comprehensive income (loss) of unconsolidated affiliates	7	(1)	8	1	—
Other, net	3	—	3	(1)	(2)
Total	(757)	(186)	(571)	(267)	(11)
Amounts attributable to noncontrolling interests	13	1	12	5	1
Amounts attributable to Huntsman Corporation	$ (744)	$(185)	$(559)	$(262)	$(10)

Items of other comprehensive loss have been recorded net of tax, with the exception of the foreign currency translation adjustments related to subsidiaries with earnings permanently reinvested. The tax effect is determined based upon the jurisdiction where the income or loss was recognized and is net of valuation allowances.

24. EXPENSES ASSOCIATED WITH THE TERMINATED MERGER AND RELATED LITIGATION

Total expenses associated with the Terminated Merger and related litigation were as follows (dollars in millions):

	December 31,		
	2012	2011	2010
Directors' fees	$—	$—	$3
Legal fees and other	—	—	1
Total expenses	$—	$—	$4

On July 12, 2007, we entered into an agreement and plan of merger with Hexion (the "Hexion Merger Agreement"). On June 18, 2008, Hexion, Apollo and certain of their affiliates filed an action in Delaware Chancery Court seeking to terminate the Hexion Merger. We countersued Hexion and Apollo in the Delaware Chancery Court and filed a separate action against Apollo and certain of its

24. EXPENSES ASSOCIATED WITH THE TERMINATED MERGER AND RELATED LITIGATION (Continued)

affiliates in the District Court of Montgomery County, Texas. On December 13, 2008, we terminated the Hexion Merger Agreement and, on December 14, 2008, we entered into the Apollo Settlement Agreement to settle the Terminated Merger-related litigation and certain other related matters. Pursuant to the Apollo Settlement Agreement, Hexion and certain Apollo affiliates have paid us an aggregate of $1 billion.

On September 30, 2008, we filed suit in the 9th Judicial District Court in Montgomery County, Texas against the banks that had entered into a commitment letter to provide funding for the Hexion Merger. On June 22, 2009, we entered into the Texas Bank Litigation Settlement Agreement with such banks. This litigation was dismissed with prejudice on June 23, 2009. In accordance with the Texas Bank Litigation Settlement Agreement, the banks paid us a cash payment of $632 million, purchased the $600 million aggregate principal amount 5.50% 2016 Senior Notes from Huntsman International, and provided Huntsman International with Term Loan C in the principal amount of $500 million. The 2016 Senior Notes and Term Loan C borrowings were at favorable rates to us and were recorded at a combined fair value of $864 million. Accordingly, we recognized a gain of $868 million in connection with the Texas Bank Litigation Settlement Agreement. On September 21, 2010, the Board of Directors approved bonuses totaling $3 million to certain members of the Board of Directors, upon the recommendation of an independent committee of the Board of Directors, for their efforts in connection with the litigation with Hexion and Apollo following the Terminated Merger.

25. DISCONTINUED OPERATIONS

AUSTRALIA STYRENICS BUSINESS SHUTDOWN

During the first quarter of 2010, we ceased operation of our former Australian styrenics business. During 2010, we recorded additional closure costs of $6 million. Also during 2010, we recorded a $19 million loss from the recognition of cumulative currency translation losses upon the liquidation and substantial liquidation of foreign entities related to this business. Furthermore, we recorded an additional tax benefit of $28 million in 2010 related to the closure of this business. The following results of operations of our former Australian styrenics business have been presented as discontinued operations in the accompanying consolidated statements of operations (dollars in millions):

	Year ended December 31,		
	2012	2011	2010
Revenues	$ 37	$ 38	$ 52
Operating costs and expenses, net of credits	(47)	(44)	(85)
Nonoperating expenses		—	(19)
Operating loss	(10)	(6)	(52)
Income tax benefit	3	2	28
Loss from discontinued operations, net of tax	$ (7)	$ (4)	$(24)

In 2006, product defect actions were filed against HCCA in Australian courts relating to the sale and supply of vinyl ester resins that were used in the manufacture of fiberglass swimming pools. HCCA ceased manufacturing these specific resin formulations by 2004 and sold the business that manufactured and sold these resins in 2007.

25. DISCONTINUED OPERATIONS (Continued)

During the first quarter of 2011, HCCA increased its estimate of probable loss related to these claims and recorded a liability for the full estimated value of the claims and a corresponding receivable relating to our indemnity protection with a net charge to discontinued operations for any potential shortfall in insurance coverage. Following mediation held in August 2011, HCCA and its insurers reached an agreement with two claimants to settle their claims for amounts within our insurance coverage after our self-insured retention was satisfied. Accordingly, during the third quarter of 2011, HCCA reduced its estimate of probable loss proportionately and reversed a portion of the liability related to this matter. The settlements were paid in the fourth quarter of 2011.

The results of our former Australian styrenics business were previously included in our Corporate and other segment and have been presented as discontinued operations in the accompanying consolidated statements of operations for all periods presented.

U.S. BASE CHEMICALS BUSINESS

On November 5, 2007, we completed a disposition of our U.S. base chemicals businesses, which included our former olefins manufacturing assets located at Port Arthur, Texas. A captive ethylene unit at the retained Port Neches, Texas site of our Performance Products segment operations was not included in the sale. This asset, along with a long-term post-closing arrangement for the supply of ethylene and propylene from Flint Hills Resources to us, will continue to provide feedstock for our downstream derivative units.

The following results of our former U.S base chemicals business have been presented as discontinued operations in the accompanying consolidated statements of operations (dollars in millions):

	Year ended December 31,		
	2012	2011	2010
Other expenses	$—	$(1)	$ (6)
Gain on insurance settlements, net	—	—	110
(Loss) income before income taxes	—	(1)	104
Income tax expense	—	—	(38)
(Loss) income from discontinued operations, net of tax	$—	$(1)	$ 66

During 2010, we recorded a $110 million pretax gain in connection with the final settlement of insurance claims related to the 2006 fire at our former Port Arthur, Texas plant and a pretax gain of $7 million from the settlement of insurance claims related to the 2005 gulf coast storms. Of the $110 million payment, $34 million was reflected within the statement of cash flows as cash flows from investing activities and the remaining $76 million was reflected as cash flows from operating activities. The results of our former U.S. base chemicals business are included in discontinued operations for all periods presented. These 2010 insurance settlement gains were offset in part by income taxes and legal fees related to the arbitration of the fire insurance claim.

26. RELATED PARTY TRANSACTIONS

Our accompanying consolidated financial statements include the following transactions with our affiliates not otherwise disclosed (dollars in millions):

	Year ended December 31,		
	2012	2011	2010
Sales to:			
Unconsolidated affiliates	$223	$180	$201
Inventory purchases from:			
Unconsolidated affiliates	565	465	369

Pursuant to an agreement entered into in 2001, our subsidiary Airstar Corporation ("Airstar") subleases a Gulfstream IV-SP Aircraft (the "Aircraft") from Jstar Corporation ("Jstar"), a corporation wholly owned by Jon M. Huntsman. Jon M. Huntsman is the Executive Chairman and the father of our Chief Executive Officer, Peter R. Huntsman, and our director, Jon M. Huntsman, Jr. In 2011, this arrangement was extended for an additional 10 year period. In connection with this extension, monthly sublease payments from Airstar to Jstar were reduced from approximately $193,000 to approximately $115,000 and an aggregate of $13.8 million is payable through the end of the current 10 year lease term. These monthly sublease payments are used to fund financing costs paid by Jstar to a leasing company. An unrelated third party pays $2.4 million per year to our subsidiary for such third party's part-time use of the Aircraft (or an alternate owned by us if the Aircraft is unavailable), subject to an annual adjustment, which typically has been at least fair market value for the number of flight hours used by such third party. We bear all other costs of operating the Aircraft. In accordance with our Aircraft Use Policy, we have entered into aircraft time-sharing agreements with certain members of the Huntsman family, pursuant to which these persons pay for the costs of any personal use of the Aircraft by them.

An agreement was reached prior to the initial public offering of our common stock in February 2005 with the Huntsman Foundation, a private charitable foundation established by Jon M. and Karen H. Huntsman, to further the charitable interests of the Huntsman family, that we would donate our Salt Lake City office building and our option to acquire an adjacent undeveloped parcel of land to the foundation free of debt. On March 24, 2010, we completed this donation. At the time of the donation, the building had an appraised value of approximately $10 million. We continue to occupy and use a portion of the building under a lease pursuant to which we make annual lease payments of approximately $2 million to the Huntsman Foundation. During both 2012 and 2011, we made payments of approximately $2 million to the Huntsman Foundation under the lease. The lease expires on December 31, 2013, subject to two five-year extensions, at our option.

Through May 2002, we paid the premiums on various life insurance policies for Jon M. Huntsman. These policies have been liquidated, and the cash values have been paid to Mr. Huntsman. Mr. Huntsman is indebted to us in the amount of approximately $2 million, which represents the insurance premiums paid on his behalf through May 2002. This amount is included in other noncurrent assets on the accompanying consolidated balance sheets.

27. OPERATING SEGMENT INFORMATION

We derive our revenues, earnings and cash flows from the manufacture and sale of a wide variety of differentiated and commodity chemical products. We have reported our operations through five segments: Polyurethanes, Advanced Materials, Textile Effects, Performance Products and Pigments. We have organized our business and derived our operating segments around differences in product lines.

27. OPERATING SEGMENT INFORMATION (Continued)

The major products of each reportable operating segment are as follows:

Segment	Products
Polyurethanes	MDI, PO, polyols, PG, TPU, aniline and MTBE
Performance Products	amines, surfactants, LAB, maleic anhydride, other performance chemicals, EG, olefins and technology licenses
Advanced Materials	epoxy resin compounds and formulations; cross-linking, matting and curing agents; epoxy, acrylic and polyurethane-based adhesives and tooling resin formulations
Textile Effects	textile chemicals and dyes
Pigments	titanium dioxide

Sales between segments are generally recognized at external market prices and are eliminated in consolidation. We use EBITDA to measure the financial performance of our global business units and for reporting the results of our operating segments. This measure includes all operating items relating to the businesses. The EBITDA of operating segments excludes items that principally apply to our

27. OPERATING SEGMENT INFORMATION (Continued)

Company as a whole. The revenues and EBITDA for each of our reportable operating segments are as follows (dollars in millions):

	Year ended December 31,		
	2012	2011	2010
Revenues:			
Polyurethanes	$ 4,894	$ 4,434	$3,605
Performance Products	3,065	3,301	2,659
Advanced Materials	1,325	1,372	1,244
Textile Effects	752	737	787
Pigments	1,436	1,642	1,213
Eliminations	(285)	(265)	(258)
Total	$11,187	$11,221	$9,250
Segment EBITDA(1):			
Polyurethanes	$ 726	$ 469	$ 319
Performance Products	360	385	363
Advanced Materials	54	125	143
Textile Effects	(49)	(199)	1
Pigments	352	501	205
Corporate and other(2)	(251)	(236)	(384)
Subtotal	1,192	1,045	647
Discontinued Operations(3)	(5)	(6)	53
Total	1,187	1,039	700
Interest expense, net	(226)	(249)	(229)
Income tax expense—continuing operations	(169)	(109)	(29)
Income tax benefit (expense)—discontinued operations	3	5	(10)
Depreciation and amortization	(432)	(439)	(405)
Net income attributable to Huntsman Corporation	$ 363	$ 247	$ 27
Depreciation and Amortization:			
Polyurethanes	$ 152	$ 160	$ 155
Performance Products	113	110	92
Advanced Materials	31	33	33
Textile Effects	23	27	26
Pigments	69	74	67
Corporate and other(2)	39	35	31
Subtotal	427	439	404
Discontinued Operations	5	—	1
Total	$ 432	$ 439	$ 405

27. OPERATING SEGMENT INFORMATION (Continued)

	Year ended December 31,		
	2012	2011	2010
Capital Expenditures:			
Polyurethanes	$107	$ 85	$ 59
Performance Products	117	96	66
Advanced Materials	41	39	24
Textile Effects	27	34	23
Pigments	98	57	49
Corporate and other	22	19	15
Total	$412	$330	$236

	December 31,	
	2012	2011
Total Assets:		
Polyurethanes	$3,268	$3,144
Performance Products	2,455	2,348
Advanced Materials	1,366	1,307
Textile Effects	745	686
Pigments	1,597	1,428
Corporate and other	(547)	(256)
Total	$8,884	$8,657

(1) Segment EBITDA is defined as net income attributable to Huntsman Corporation before interest, income tax, depreciation and amortization, and certain Corporate and other items.

(2) Corporate and other includes unallocated corporate overhead, unallocated foreign exchange gains and losses, LIFO inventory valuation reserve adjustments, loss on early extinguishment of debt, expenses associated with the Terminated Merger and related litigation, unallocated restructuring, impairment and plant closing costs and non-operating income and expense.

(3) The operating results of our former polymers, base chemicals and Australian styrenics businesses are classified as discontinued operations, and, accordingly, the revenues of these businesses are excluded for all periods presented. The EBITDA of our former polymers, base chemicals and

27. OPERATING SEGMENT INFORMATION (Continued)

Australian styrenics businesses are included in discontinued operations for all periods presented. For more information, see "Note 25. Discontinued Operations."

	Year ended December 31,		
	2012	2011	2010
By Geographic Area			
Revenues(1):			
United States	$ 3,347	$ 3,470	$2,777
China	1,040	944	881
Mexico	954	723	485
Germany	600	638	519
Italy	465	558	474
Other nations	4,781	4,888	4,114
Total	$11,187	$11,221	$9,250

	December 31,	
	2012	2011
Long-lived assets(2):		
United States	$1,387	$1,390
The Netherlands	351	310
United Kingdom	314	306
Saudi Arabia	231	243
Germany	201	205
China	169	162
Italy	164	152
Switzerland	163	166
France	154	126
Spain	147	157
Other nations	464	405
Total	$3,745	$3,622

(1) Geographic information for revenues is based upon countries into which product is sold.

(2) Long-lived assets consist of property, plant and equipment, net.

28. SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

A summary of selected unaudited quarterly financial data for the years ended December 31, 2012 and 2011 is as follows (dollars in millions, except per share amounts):

	Three months ended			
	March 31, 2012(1)	June 30, 2012	September 30, 2012(1)	December 31, 2012(1)(2)
Revenues	$2,913	$2,914	$2,741	$2,619
Gross profit	550	527	537	420
Restructuring, impairment and plant closing costs	—	5	47	40
Income (loss) from continuing operations	167	130	120	(39)
Income (loss) before extraordinary gain	163	128	119	(39)
Net income (loss)	163	128	120	(38)
Net income (loss) attributable to Huntsman Corporation	163	124	116	(40)
Basic income (loss) per share(1):				
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	0.71	0.53	0.49	(0.17)
Net income (loss) attributable to Huntsman Corporation common stockholders	0.69	0.52	0.49	(0.17)
Diluted income (loss) per share(1):				
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	0.70	0.52	0.48	(0.17)
Net income (loss) attributable to Huntsman Corporation common stockholders	0.68	0.52	0.48	(0.17)

28. SELECTED UNAUDITED QUARTERLY FINANCIAL DATA (Continued)

	Three months ended			
	March 31, 2011	June 30, 2011	September 30, 2011(4)	December 31, 2011(5)
Revenues	$2,679	$2,934	$2,976	$2,632
Gross profit	460	501	490	389
Restructuring, impairment and plant closing costs (credits)	7	9	155	(4)
Income (loss) from continuing operations	80	124	(42)	89
Income (loss) before extraordinary gain	66	123	(32)	93
Net income (loss)	67	124	(32)	95
Net income (loss) attributable to Huntsman Corporation	62	114	(34)	105
Basic income (loss) per share(3):				
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	0.32	0.48	(0.19)	0.42
Net income (loss) attributable to Huntsman Corporation common stockholders	0.26	0.48	(0.14)	0.45
Diluted income (loss) per share(3):				
Income (loss) from continuing operations attributable to Huntsman Corporation common stockholders	0.31	0.47	(0.19)	0.41
Net income (loss) attributable to Huntsman Corporation common stockholders	0.26	0.47	(0.14)	0.44

(1) During 2012, our Polyurethanes segment implemented a restructuring program to reduce annualized fixed costs by $75 million by the third quarter of 2013. In connection with this program, we recorded restructuring expenses of $5 million, $32 million and $1 million in the first, third and fourth quarters of 2012, respectively.

(2) During the fourth quarter of 2012, our Advanced Materials segment began implementing a global transformational change program, subject to consultation with relevant employee representatives, designed to improve the segment's manufacturing efficiencies, enhance commercial excellence and ensure its long-term global competitiveness. In connection with this global transformational change program, we recorded charges of $28 million related primarily to workforce reduction costs.

Also during the fourth quarter of 2012, we recorded a loss on early extinguishment of debt of $77 million in connection with the redemption of $400 million of our 2016 Senior Notes.

(3) Basic and diluted income per share are computed independently for each of the quarters presented based on the weighted average number of common shares outstanding during that period. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share.

(4) During the quarter ended September 30, 2011, we announced plans to implement a significant restructuring of our Textile Effects business, including the closure of our production facilities and business support offices in Basel, Switzerland. In connection with this plan during 2011, we recorded a charge of $62 million for workforce reduction and a noncash $53 million charge for the impairment of long-lived assets at our Basel, Switzerland manufacturing facility.

28. SELECTED UNAUDITED QUARTERLY FINANCIAL DATA (Continued)

(5) During the quarter ended December 31, 2011, our Advanced Materials division completed the sale of its stereolithography resin and Digitalis® machine manufacturing businesses to 3D Systems Corporation and recognized a pre-tax gain of $34 million.

******

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION AND HOLDERS

Our common stock is listed on the New York Stock Exchange under the symbol "HUN." As of February 1, 2013, there were approximately 194 stockholders of record and the closing price of our common stock on the New York Stock Exchange was $18.08 per share.

The reported high and low sale prices of our common stock on the New York Stock Exchange for each of the periods set forth below are as follows:

Period	High	Low
2012		
First Quarter	$14.92	$ 9.75
Second Quarter	15.98	11.51
Third Quarter	16.35	10.99
Fourth Quarter	17.17	14.18

Period	High	Low
2011		
First Quarter	$19.10	$15.71
Second Quarter	21.52	16.53
Third Quarter	20.36	9.88
Fourth Quarter	13.07	8.14

DIVIDENDS

The following tables represent dividends on common stock for our Company for the years ended December 31, (dollars in millions, except per share payment amounts):

	2012		
Payment date	Record date	Per share payment amount	Total amount paid
March 30, 2012	March 15, 2012	$0.10	$24
June 29, 2012	June 15, 2012	0.10	24
September 28, 2012	September 14, 2012	0.10	24
December 31, 2012	December 14, 2012	0.10	24
Total			$96

	2011		
Payment date	Record date	Per share payment amount	Total amount paid
March 31, 2011	March 15, 2011	$0.10	$24
June 30, 2011	June 15, 2011	0.10	24
September 30, 2011	September 15, 2011	0.10	24
December 30, 2011	December 15, 2011	0.10	24
Total			$96

Payment date	Record date	2010 Per share payment amount	2010 Total amount paid
March 31, 2010	March 15, 2010	$0.10	$24
June 30, 2010	June 15, 2010	0.10	24
September 30, 2010	September 15, 2010	0.10	24
December 31, 2010	December 15, 2010	0.10	24
Total			$96

PURCHASES OF EQUITY SECURITIES BY THE COMPANY

The following table provides information with respect to shares of our common stock that we repurchased and shares of restricted stock granted under our stock incentive plan that we withheld upon vesting to satisfy our tax withholding obligations during the three months ended December 31, 2012.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
October	—	$ —	—	$49,863,881
November	—	—	—	49,863,881
December	2,043	16.44	—	49,863,881
Total	2,043	$16.44	—	

(1) There were 2,043 shares of restricted stock granted under our stock incentive program that we withheld upon vesting to satisfy our tax withholding obligations during December 2012. There were no shares repurchased under our publicly announced stock repurchase program.

(2) Effective August 5, 2011, our Board of Directors authorized our Company to repurchase up to $100 million in shares of our common stock. During the fourth quarter of 2012, we did not repurchase any shares of our common stock under the repurchase program. For more information, see "Note 21. Huntsman Corporation Stockholders' Equity—Share Repurchase Program" to our consolidated financial statements.

STOCK PERFORMANCE GRAPH


$150
$100
$50
$0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Huntsman Corporation
S&P 500 Index
S&P 500 Chemicals

Total Return To Shareholders
(Includes reinvestment of dividends)

Company / Index	ANNUAL RETURN PERCENTAGE Years Ending 12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Huntsman Corporation	−85.94	252.30	43.15	−33.90	63.47
S&P 500 Index	−37.00	26.46	15.06	2.11	16.00
S&P 500 Chemicals	−40.22	44.76	21.90	−1.26	23.61

Company / Index	Base Period 12/31/07	INDEXED RETURNS Years Ending 12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Huntsman Corporation	**100**	14.06	49.55	70.93	46.88	76.64
S&P 500 Index	**100**	63.00	79.67	91.68	93.61	108.59
S&P 500 Chemicals	**100**	59.78	86.53	105.48	104.16	128.75

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CORPORATE INFORMATION

2012 ANNUAL REPORT

HEADQUARTERS
10003 Woodloch Forest Drive
The Woodlands, Texas 77380
Tel.: +1-281-719-6000

500 Huntsman Way
Salt Lake City, Utah 84108
Tel.: +1-801-584-5700

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP

STOCKHOLDER INQUIRIES
Inquiries from stockholders and other interested parties regarding our company are always welcome. Please direct your requests for information to:

Investor Relations
500 Huntsman Way
Salt Lake City, Utah 84108
Tel.: +1-801-584-5959
Fax.: +1-801-584-5788
Email: ir@huntsman.com

STOCK TRANSFER AGENT
By Regular Mail:
Computershare
P. O. Box 43006
Providence, RI 02940-3006
United States of America

By Overnight Delivery:
Computershare
250 Royall Street
Canton, MA 02021
United States of America

Send transfer requests, physical certificates, etc. to the overnight address.

Toll Free: 1-866-210-6997
International: +1-201-680-6578
TTY—Hearing Impaired Toll Free:
1-800-952-9245
TTY—Hearing Impaired International:
+1-781-575-4592

Website: www.computershare.com/investor

STOCK LISTING
Our common stock is listed on the New York Stock Exchange under the symbol HUN.


HUN
LISTED
NYSE

ANNUAL MEETING
The 2013 annual meeting of stockholders will take place on Thursday, May 2, 2013 at 8:30 a.m., local time, at the following location:
The Four Seasons Hotel
1300 Lamar Street
Houston, TX 77010
Tel.: +1-713-650-1300

WEBSITE
www.huntsman.com

FORWARD-LOOKING STATEMENTS
Statements in this report that are not historical are forward-looking statements. These statements are based on management's current belief and expectations. The forward-looking statements in this report are subject to uncertainty and changes in circumstances and involve risks and uncertainties that may affect our operations, markets, products, services, prices and other factors as discussed in our filings with the Securities and Exchange Commission. Significant risks and uncertainties may relate to, but are not limited to, financial, economic, competitive, environmental, political, legal, regulatory and technological factors. We assume no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

HUNTSMAN

Enriching lives through innovation

GLOBAL HEADQUARTERS
10003 Woodloch Forest Drive
The Woodlands, Texas 77380 USA
Telephone +1-281-719-6000
Fax +1-281-719-6416
www.huntsman.com